Form 20-F
period 2005-08-31
JET GOLD CORP
filed 2006-03-15
CIK 1318596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended__August 31, 2005_________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

OR

   [  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

JET GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 1102, 475 Howe Street, Vancouver, British Columbia, Canada  V6C 2B3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:        None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             15,138,755

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

___  Yes     XXX   No     ___   N/A

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 XXX   Item 18 ___

Index to Exhibits on Page 54

#

JET GOLD CORPORATION

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	52
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	52
Item 15.	Controls and Procedures	52
Item 16.	Reserved	52
Item 16A.	Audit Committee Financial Expert	52
Item 16B.	Code of Ethics	52
Item 16C.	Principal Accountant Fees and Services	53
Item 16D.	Exemptions from the Listing Standards for Audit Committee	53
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	53

Part III

Item 17.	Financial Statements	53
Item 18.	Financial Statements	53
Item 19.	Exhibits	54

#

INTRODUCTION

Jet Gold Corporation (“Jet Gold”, the “Company” or the “Issuer”) was incorporated under the British Columbia Act on 4/24/1987.  On 1/24/1997, the Company changed its name from Veto Resources Ltd. to Baron Gold Corp., and on 3/23/1998 the Company changed its name to BG Baron Group Inc.  On 10/5/1999, the Company changed its name to Consolidated BG Baron Group Inc. and consolidated its issued and outstanding shares on the basis of five old shares for one new share.  On 4/3/2000, the Company changed its name to In-Sync Industries Inc.  Effective 5/27/2003 the Company changed its name to Jet Gold Corp.

BUSINESS OF JET GOLD CORPORATION

Jet Gold Corporation is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on the Issuer’s properties.  The Issuer does not have any commercially producing mines or sites, nor is the Issuer in the process of developing any commercial mines or sites.  The Issuer has not reported any revenue from operations since incorporation.  As such, the Issuer is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

#

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 2/16/2006 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name	Age	Date First Elected of Appointed

Robert L. Card (1) (2)	67	May 18, 2001
Harvey D. Dick (3)	72	August 29, 1995
Murray D. Irving (1) (4)	35	February 17, 2003
Robert M Kaplan (1) (5)	68	October 14, 2003
Keith E. Robinson (6)	64	October 27, 2003
Leonard Harris(7)	68	February 15, 2006

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Suite 1102, 475 Howe Street, Vancouver, B.C. Canada V6C 2B3

(3)

Did not run for re-election at AGM as of February 15, 2006

(4)

Did not run for re-election at AGM as of February 15, 2006

(5)

Suite 1102, 475 Howe Street, Vancouver, B.C. Canada V6C 2B3

(6)

Suite 1102, 475 Howe Street, Vancouver, B.C. Canada V6C 2B3

(7)

Suite 1102, 475 Howe Street, Vancouver, B.C. Canada V6C 2B3

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 2/16/2006, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

Robert L. Card, President	68	May 13, 2003
Blaine Y. Bailey, Chief Financial Officer	54	December 2, 2004
Lana B. Turner, Corporate Secretary	51	April 7, 2003

______________________________________________________________________________

______________________________________________________________________________

Mr. Card’s business functions, as President of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Mr. Bailey’s business functions as Chief Financial Officer of the Company, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  He assists in ensuring the Company’s compliance with all statutory and regulatory compliance.

Ms. Turner’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Ms. Turner may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Tupper Jonsson Yeadon

Contact: Lee S. Tupper

1177 West Hastings Street

Suite 1710

Vancouver, B.C. CANADA V6E 2L3

Telephone: 604-640-6358

The Company’s bank is:

Bank of Montreal

Commercial Banking

595 Burrard Street

Vancouver, B.C. CANADA V7X 1L7

Telephone: 604-665-2609

1.C Auditors

The Company’s auditor is:    Smythe Ratcliffe, Chartered Accountants

7th Floor - 355 Burrard Street

Vancouver, B.C. CANADA V6C 2G8

Telephone: 604-687-1231

Facsimile: 604-688-4675

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005 ended August 31st was derived from the financial statements of the Company that have been audited by Smythe Ratcliffe, independent Chartered Accountant, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2004/2003 ended August 31st was derived from the financial statements of the Company that have been audited by G. Ross McDonald, independent Chartered Accountant as indicated in their audit reports. G. Ross McDonald subsequently merged with Smythe Ratcliffe and therefore there was no change of auditor. The selected financial data of the Company for Fiscal 2002 and 2001 ended August 31st was derived from the financial statements of the Company that were audited by G. Ross McDonald, independent Chartered Accountant; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 8/31/05	Year Ended 8/31/04	Year Ended 8/31/03	Year Ended 8/31/02	Year Ended 8/31/01
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($317)	($467)	$339	($54)	($83)
Basic Income (Loss) Per Share	($0.02)	($0.04)	$0.00	($0.01)	($0.02)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	14,242	10,549	7,785	7,029	3,812
Period-end Shares	15,139	12,369	7,785	7,785	6,770

Working Capital	$267	$184	$204	$224	$191
Mineral Properties	$472	$378	$58	$38	$23
Oil and Gas Interest	$29	Nil	Nil	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$3,947	$3,500	$2,890	$2,890	$2,788
Shareholders’ Equity (Deficit)	$772	$567	$263	$263	$215
Total Assets	$791	$656	$278	$385	$272

US GAAP
Net Loss	($477)	($845)	($40)	($84)	N/A
Loss Per Share	($0.03)	($0.08)	$0.00	($0.01)	N/A
Mineral Properties	Nil	Nil	Nil	Nil	N/A
Shareholders’ Equity	$271	$189	$223	N/A	N/A
Total Assets	$290	$278	$238	N/A	N/A

--------------------------------------------------------------------------------

 (1)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

b) Under SEC interpretation of US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended August 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

January 2006		1.17	1.14	1.14
December 2005		1.17	1.15	1.17
November 2005		1.20	1.17	1.17
October 2005		1.19	1.17	1.18
September 2005		1.19	1.17	1.16
August 2005		1.22	1.19	1.19

Quarter Ended 11/30/2005	1.17	1.20	1.16	1.17
Quarter Ended 11/30/2004	1.22	1.31	1.18	1.19

Fiscal Year Ended 8/31/2005	1.23	1.26	1.19	1.19
Fiscal Year Ended 8/31/2004	1.30	1.39	1.27	1.31
Fiscal Year Ended 8/31/2003	1.45	1.59	1.33	1.39
Fiscal Year Ended 8/31/2002	1.57	1.61	1.51	1.56
Fiscal Year Ended 8/31/2001	1.53	1.58	1.47	1.55

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 11/30/2005.

Table No. 5

Capitalization and Indebtedness

As of November 30, 2005

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
16,668,755 shares issued and outstanding	$4,099,069
Retained Earnings (deficit)	($3,508,279)
Net Stockholders’ Equity	$590,790
TOTAL CAPITALIZATION	$869,853

Stock Options Outstanding (At 2/16/2006):	1,500,000
Warrants Outstanding (At 2/16/2006):	4,000,000
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Pertaining to the Issuer:

Cumulative Unsuccessful Exploration Efforts By Jet Gold Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Jet Gold in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Jet Gold having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the company.

Jet Gold Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Jet Gold has an interest or the concessions in which Jet Gold has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Jet Gold does not ultimately find a body of ore, it would have to cease operations. As stated above, management believes that if reserves are not defined on any of the properties on which Jet Gold has an interest after a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

Jet Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss, as of the latest fiscal year end, since the Issuer’s inception of the development stage, according to U.S. GAAP, is ($3,570,741).  The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Jet Gold currently has 1,500,000 share purchase options outstanding and 4,000,000 share purchases warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 16,688,755 (as of 2/16/2006) to 22,188,755.  This represents an increase of 32.96% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Jet Gold’s Stockholders

Because the success of Jet Gold is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 1,500,000 share purchase options outstanding, which, if exercised, would result in an additional 1,500,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Jet Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Jet Gold to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada and Federal authorities in Myanmar.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Jet Gold to cease operations. If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Jet Gold And Shareholders Could Find It Difficult to Sell Their Stock:

The Issuer’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Issuer’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Jet Gold is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Jet Gold’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Jet Gold’s growth will depend, on the efforts of its Senior Management, particularly its President, Robert Card and its Corporate Secretary, Ms. Lana Turner.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Jet Gold.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a)

where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b)

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c)

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d)

a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e)

the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f)

the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g)

there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Jet Gold is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Political Instability in Myanmar:

Certain of the Company’s current exploration properties are located in the country of Myanmar. Myanmar has a history of some political instability and may be considered a country with potential political risk. Future government actions concerning the economy or the operations and regulations of nationally important facilities such as mines could have a significant effect on the Corporation. The Company does not have, nor does it plan to purchase, any type of political risk insurance. Additionally, these factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to continue exploration activities.

The Company Operates in a Developing Nation which has Special Risks which could have a Negative Effect on the Company’s Operations and Valuation:

The Company’s exploration operations are currently located in Myanmar which is classified as a developing nations and contains certain additional risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; renegotiation or nullification of existing contracts; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war, including civil rebellion; and lack of a stable economic climate. The presence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties. This would have a negative effect on the Company’s operations and valuation.

Risks Pertaining to the Industry

Mineral Prices May Not Support Corporate Profit for Jet Gold:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale.  If a profitable market does not exist, Jet Gold could have to cease operations.

Operating Hazards and Risks Associated with the Exploration-stage Mining Industry Could Result in Jet Gold Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Jet Gold may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Jet Gold to cease operations.

Oil and Gas Exploration Has A High Degree of Risk and Exploration Efforts May Be Unsuccessful Which Would Have A Negative Effect on The Company’s Operations:

There is no certainty that the expenditures to be made by the Company in the exploration of its oil and gas interests as described herein will result in discoveries of recoverable oil and gas in commercial quantities.  Most exploration projects do not result in the discovery of commercially recoverable reserves and no assurance can be given that any particular level of recovery of hydrocarbons will in fact be realized or that any identified reserves will ever qualify as a commercially recoverable (or viable) reserve which can be legally and economically exploited. There can be no assurance that hydrocarbons recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Issuer’s executive office is located at:

   Suite 1102, 475 Howe Street

   Vancouver, British Columbia, Canada V6C 2B3

   Telephone: (604) 687-7828

   Facsimile: (604) 687-7848

   Website: www.jetgoldcorp.com

   Email: jetgoldcorp@shaw.ca

The contact person is: Mr. Robert Card, President.

The Issuer's fiscal year ends August 31st.

The Issuer's common shares trade on the TSX Venture Exchange under the symbol: “JAU”.

The Issuer has 100,000,000 common shares without par value authorized.  At 8/31/2005, the end of the Company's most recent fiscal year, there were 15,138,755 common shares issued and outstanding. At 2/16/2006 there were 16,688,755 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Jet Gold Corporation (“Jet Gold”, the “Company” or the “Issuer”) was formed under the British Columbia Company Act on 4/24/1987 under the name “Veto Resources Ltd.”  On 1/24/1997, the Company changed its name to “Baron Gold Corp.”  On 3/23/1998 the Company changed its name from “Baron Gold Corp.” to “BG Baron Group Inc.”  On 10/5/1999, the Company changed its name to “Consolidated BG Baron Group Inc.” On 4/3/2000, the Company changed its name from “Consolidated BG Baron Group Inc.” to “In-Sync Industries Inc.”  On 5/27/2003 the Company changed its name from “In-Sync Industries Inc.” to “Jet Gold Corp.”

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

________________________________________________________________________________ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Exercise of stock options	150,000	$22,500.00
	Issued for finder’s fee (1)	10,000	$1,000.00
Fiscal 2000	Exercise of stock options	48,000	$7,200
	Share Consolidation (2)	(7,540,023)	Nil
	Exercise of stock options	195,000	$33,150.00
	Private Placement (3)	750,000	$112,500
	Private Placement (4)	500,000	$75,000
Fiscal 2001	Exercise of stock options	120,000	$18,000
	Private Placement (5)	470,000	$47,000
	Private Placement (6)	3,000,000	$347,000
Fiscal 2002	Exercise of warrants (7)	15,000	$1,950
	Private Placement (8)	1,000,000	$100,000
Fiscal 2003	Nil	Nil	Nil
Fiscal 2004	Exercise of warrants (9)	1,028,750	$137,188
	Private Placement (10)	3,505,000	$465,750
	Exercise of options	50,000	$7,500
Fiscal 2005	Private Placement (11)	2,500,000	$375,000
	Exercise of stock options (12)	200,000	$30,000
Fiscal 2006 to date	Private Placement (13)	1,500,000	$150,000

(1)

These shares were issued in payment of a finder’s fee, which was paid in connection with the acquisition of the Brander Lake Property.

(2)

On October 5, 1999 the Company consolidated its issued and outstanding shares on the basis of five old shares for one new share and subsequently increased its authorized capital back up to 100,000,000 common shares without par value as described above.

(3)

In January 2000, the Company issued 750,000 special warrants, pursuant to a private placement, at $0.15 per special warrant.  Each special warrant was convertible without additional consideration to one unit consisting of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of $0.15 until December 20, 2000 and at $0.17 per until December 20, 2001.

(4)

In June 2000, the Company issued 500,000 special warrants, pursuant to a private placement, at $0.15 per special warrant.  Each special warrant is convertible without additional consideration to one unit consisting of one common share and one share-purchase warrant exercisable to purchase one additional common share at $0.18 per share to 5/4/2002.

(5)

In December 2000, Jet Gold issued 470,000 units pursuant to a private placement at $0.10 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at $0.13 until December 6, 2002.

(6)

In August 2001, the Company issued 3,000,000 common shares, pursuant to a private placement at $0.10 per share.

(7)

These warrants were exercised pursuant to the private placement described in (5) above.

(8)

On May 2002, the Company issued 1,000,000 units, pursuant to a private placement at $0.10 per unit.  Each unit consisted of one common share and one share purchase warrant, exercisable to purchase one additional common share at $0.11 per share to 6/1/2003 and at $0.13 per share to 6/1/2004.

(9)

These warrants were exercised pursuant to the private placement described in (8) above and (10) below.

(10)

Pursuant to a private placement, the Company sold 3,000,000 units at a price of $0.13 per unit.  Each unit consisted of one share and one-half share purchase warrant giving the holder the right to purchase one additional share for each whole warrant for a price of $0.25. In addition, the Company sold 505,000 units at a price of $0.15 per unit. Each unit consisted of one “flow-through” share and one-half “flow-through” share purchase warrant giving the holder the right to purchase one additional “flow-through” share for a price of $0.25.

(11)

Pursuant to this private placement, the Company sold 1,650,000 units in its first tranch at a price of $0.15 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 until December 20, 2005.The Company sold 850,000 units in the second tranche at a price of $0.15 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 until February 4, 2006.

(12)

These options were exercised by Robert L. Card, the President of Jet Gold.

(13)

On October 31, 2005, the Company closed a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from the date of closing of the private placement.

Capital Expenditures

Fiscal Year

Fiscal 2000	$ 74 (1)
Fiscal 2001	$ 22,600 (2)
Fiscal 2002	$ 37,531 (3)
Fiscal 2003	$ 20,912 (4)
Fiscal 2004	$ 405,155 (5)
Fiscal 2005	$ 147,487 (6)

(1)

Purchase of office equipment

(2)

The Company spent $22,600 to acquire two petroleum and natural gas leases located near Antelope Lake in the Canadian province of Alberta. These leases were subsequently written off.

(3)

All of these expenditures relate to the Spring Property located in the province of British Columbia. $5,000 was the initial payment for the property; $16,845 related to geological explorations costs; $13,186 related to geophysical exploration costs; and, $2,500 was for the payment of a reclamation bond.

(4)

$10,830 of this amount was related to the acquisition cost of the Set Ga Done Property and $8,643 was in payment of geological exploration costs on the Spring Property and $1,439 was in payment of geophysical exploration costs on the Spring Property.

(5)

During the fiscal year, the Company spent $367,387 on the Set Ga Done Property. This consisted of acquisition costs in the amount of $16,181 and the following exploration costs: geological in the amount of $141,479; field expenses in the amount of $72,801; drilling expenses in the amount of $33,240; travel in the amount of $30,982; assaying expenses in the amount of $5,359; and, mapping in the amount of $505. The Company also posted a reclamation bond at a cost of $66,840. The also spent $33,805 on the Ward Property during Fiscal 2004. This consisted of $10,000 on acquisition costs and $23,805 on exploration costs consisting of both geological and geophysical exploration work. The Company also engaged in limited exploration work on the Spring Property at a net cost of $2,382. Both the Ward Property and the Spring Property were written off at the year-end as disclosed earlier in this document.

(6)

During the fiscal year, the Company spent $73,251 on the Set Ga Done Property. This consisted of the following exploration costs: geological in the amount of $42,446; field expenses in the amount of $9,565;  travel in the amount of $3,779; assaying expenses in the amount of $10,125; and, renewal in the amount of $7,336. The Company also acquired the Winni claim and spent $5,000 in acquisition; geological in the amount of $3,150; field expense in the amount of $14,671; and mapping in the amount of $1,116. The company also spent $20,694 for geological expenditures on the Atlin claim. The Company acquired a working interest in the Stewart oil and gas prospect spending $29,234 for its share of the estimated project costs.

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

The Company’s principal business since its incorporation has been the acquisition and exploration of natural resource properties.

In February 2001, the Company was declared to be an inactive issuer by the TSX Venture Exchange.  For the period from February 2001 through October 2002, the Company's primary activities involved the restructuring of its affairs to satisfy the TSX Venture Exchange’s minimum listing requirements.

The Company held a 100% interest in two petroleum and natural gas leases located near Antelope Lake in Alberta.  The leases were each in respect of a 256-hectare surface area and had a five-year term commencing 8/23/2001.  The leases were canceled on 8/23/2002. Management of Jet Gold decided to cancel the leases because of negative exploration results.  The Company wrote-off an aggregate of $22,600 of acquisition costs in connection with the leases as at 8/31/2002.

In August 2001, the Company completed a private placement of 3,000,000 shares at a price of $0.10 per share to raise $300,000 and in May 2002, completed a second private placement of 1,000,000 units at $0.10 per unit to raise a further $100,000.

In March 2002, the Company entered into an Option Agreement to acquire a 100% interest in four mineral claims, Spring Property, located in the Similkameen Mining Division in British Columbia.  The TSX Venture Exchange approved that acquisition on 4/8/2002.  Subsequent to TSX Venture Exchange approval of the acquisition of the property, the Company completed a $50,000 work program on the claims.  The TSX Venture Exchange removed the Company's inactive designation on 10/18/2002.

Pursuant to an agreement dated 3/8/2002, the Company was granted an option to acquire a 100% interest in the Spring Property  located in the Similkameen mining division in consideration of a cash payment of $5,000 (paid) and incurring exploration expenditures of a minimum of $225,000 over a three-year period, as follows:

•

$50,000 by 2/28/2003

•

a further $75,000 by 2/28/2004

•

a further $100,000 by 2/28/2005.

The property was subject to a 2% net smelter royalty, payable to the optionor, which could have been purchased for $1,000,000.  Advance royalty payments in the amount of $10,000 per annum commenced on 2/28/2003 and were to continue until 2/28/2004, following which the advance royalty payments were to be $25,000 per annum.  Subsequent to the fiscal year ended 8/31/2004, the Company terminated its option on the property because of disappointing exploration results.  Acquisition and exploration expenditures, net of recoveries, in the aggregate of $47,495, were written off as at 8/31/2004.

In April 2003, the Company entered into a Memorandum of Understanding with Leeward Capital Corp. to participate in the acquisition and exploration of the Set Ga Dome gold prospect located in Shan State, Union of Myanmar.  The proposed acquisition covered 700 square kilometers and is located in northeast Shan State across the Myanmar border from Yunnan Province in the Peoples Republic of China.  Under the terms of the Memorandum of Understanding the Company had to advance $50,000 as a refundable performance bank guarantee to the Government of Myanmar and expend the first $200,000 in acquisition and exploration costs to earn a 50% interest in the property with Leeward, following which costs will be shared equally.  The Government of the Union of Myanmar retains a 25% carried working interest.

The government of Myanmar on December 10, 2003 approved the Concession agreement for a period of four years. Subsequent to the approval, Jet Gold’s partner, Leeward Capital Corp., met with the Myanmar Ministry of Mines. The Myanmar Ministry of Mines approved the exploration program, which was proposed by Jet Gold and Leeward Capital. This program was to consist of geological mapping, geochemical sampling and diamond drilling.

In May 2003 the Company changed its name to Jet Gold Corp. and began trading under its new symbol, "JAU". Management decided to change the name of the company because they felt that the name Jet Gold Corp. was more descriptive of the company’s current activities.

On February 18, 2004, the Company announced that the exploration program had begun. This phase of the exploration work was budgeted at $200,000 (US funds) and was funded by Jet Gold with Leeward Capital acting as the operator.

About two months later, on March 23, 2004, the Company announced that the first phase of the diamond drill portion of the exploration program on the property had begun and on May 13, 2004, 257 samples from the drill program were delivered to Loring Laboratories in Calgary, Alberta for assay.

On June 8, 2004 the Company announced that exploration work (drilling, geological mapping, prospecting and geochemical sampling) had been suspended and would resume in November 2004. These activities were suspended because of the significant rainfall, which occurs in Myanmar between June, and the end of October.

Also on June 8, 2004 the Company announced that it had entered into an option agreement with Emjay Enterprises Ltd., an unrelated party, to acquire a 100% interest in the Ward Property located near Greenwood, British Columbia.

During Fiscal 2004, the Company terminated its option on the Spring Property.  Acquisition and exploration expenditures, net of recoveries, in the aggregate of $47,495, have been written off as at 8/31/2004.

On September 2, 2004, the Company announced that it had decided to not proceed with the option agreement pertaining to the Ward Property because of poor exploration results. Acquisition and exploration expenditures in the aggregate of $22,805 pertaining to this property were written off as at 8/31/2004.

 At this same time, Jet Gold announced that it had entered into a new agreement to acquire six mining claims, Winnie property located in the Vernon Mining Division of British Columbia. The terms of the agreement pertain to the claims located in the Vernon Mining Division were that Jet Gold make a down payment of $5,000 (paid); issue 200,000(70,000 issued) common shares to the vendor in stages over four years; and, agree to a work commitment of $500,000 over four years with a minimum of $50,000 being spent in the first year.

On October 6, 2004, Jet Gold announced that the property contract terms with the government of Myanmar pertaining to the Set Ga Done property had been extended from four years to five years because of the progress of the exploration work which had begun earlier in the year.

On December 7, 2004, the Company and Leeward Capital Corp. entered into a drilling contract with an unrelated company called Exploration Drilling Corporation to drill 1500 meters on the Set Ga Done property.

On August 30, 2005 the Company elected to participate is a 21/2% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas.

On September 15, 2005, the Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia. The Company paid $5,000 in cash and will issue 200,000 common shares to the vendor over a three year period and, agreed to a work commitment of $225,000 over a three-year period with a minimum of $50,000 being spent in the first year. The Company will also issue an additional 100,000 shares if the property is put into commercial production and subject to a 2% net smelter return royalty on gold production.

Jet Gold Corp. is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties.  Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2005/2006

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital balance of $267,420 on 8/31/2005. On October 31, 2005, the Company closed a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from the date of closing of the private placement. The proceeds from this private placement will be used for the next phase of exploration work on the Set Ga Done property and for general working capital purposes.

Use of Funds for Fiscal 2006/2007

During Fiscal 2006 and Fiscal 2007, respectively, the Issuer estimates that it might expend $250,000 and $250,000 on general/administrative expenses including property evaluation costs prior to acquisition.  During Fiscal 2006 and Fiscal 2007 respectively, the Issuer estimates that it might expend $700,000 and $1,000,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 8/31/2005 the Company’s assets were located in Canada, Union of Myanmar and the USA, AT  8/31/2004 and 8/31/2003 the Issuer’s assets were located in Canada and the Union of Myanmar.  At 8/31/2002 all of the Issuer’s assets were located in Canada.

8/31/2001:	$271,729 - Canada
8/31/2002:	$384,928 - Canada
8/31/2003:	$10,830 – Union of Myanmar $267,460 – Canada
8/31/2004:	$378,217 – Union of Myanmar $277,857 – Canada
8/31/2005	$451,468 – Union of Myanmar $29,234 – USA $310,641 -Canada

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities and from various governmental authorities in the Union of Myanmar.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.  The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

The Company can conduct certain types of exploration activities on its properties year-round.

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

The Company is not dependent upon any Patents, Licenses, Contracts or Processes. No raw materials are required for the Company’s exploration activities.

4.C. Organization Structure

Jet Gold Corporation (“Jet Gold”, the “Company” or the “Issuer”) was formed under the British Columbia Act on 4/24/1987 under the name “Veto Resources Ltd.”  On 1/24/1997, the Company changed its name to “Baron Gold Corp.”  On 3/23/1998 the Company changed its name from “Baron Gold Corp.” to “BG Baron Group Inc.”  On 10/5/1999, the Company changed its name to “Consolidated BG Baron Group Inc.” On 4/3/2000, the Company changed its name from “Consolidated BG Baron Group Inc.” to “In-Sync Industries Inc.”  On 5/27/2003 the Company changed its name from “In-Sync Industries Inc.” to “Jet Gold Corp.”

The Issuer has no subsidiaries.

4.D.  Property, Plant and Equipment

This section first discloses where the Issuer’s office is located in Canada and then describes the mineral properties in which the Issuer has an interest. In the description of the mineral properties, it is disclosed that these properties are only exploration stage properties and that a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.  The Set Ga Done Property, which consists of 700 square kilometers and is located in northeast Shan State across the Myanmar border from the Yunnan Province in China, is then described followed by a description of the Winni Property, located in the Canadian province of British Columbia.

The Issuer’s executive offices are located in rented premises of approximately 790 sq. ft. at Suite 1102, 475 Howe Street, Vancouver, British Columbia CANADA V6C 2B3.  The Issuer began occupying these facilities on November 1, 2002.  Monthly rent is $680.51.

It is important to note that even if the Issuer completes its exploration program on the Set Ga Done property and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit (a reserve) on the property.

The Set Ga Dome Gold Property

The Set Ga Done Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Set Ga Done Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company entered into a Memorandum of Understanding (“MOU”) with Leeward Capital (“Leeward”) to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar.  Pursuant to the MOU, the Company has expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward.  Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar.  The Government of Myanmar will hold a 25% carried working interest.  The joint interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-year period and an additional US$1,000,000 on a feasibility study.  The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the interest of the Company is 37.5%.

Leeward received final approval on the concession agreement from the Government of Myanmar on December 10, 2003.

Location

The Set Ga Done property consists of 700 square kilometres and is located in Myanmar in Shan State. The concession is about 200 kilometres north-northeast of the city of Mandalay and 90 kilometres from the boundary of Myanmar and the Yunnan Province of China.

N
INDIA
BANGLADESH
CHINA
Tropic of Cancer
Set Ga Done
Mandalay
Ayeyawaddy River
20° N
LAOS
MYANMAR
Yangon
THAILAND
Bangkok
500 km
10° N
100° E
96° E
97° E
24° N
23° N
Myitkyina
Mogaung
Kachin State
Bhamo (Banmo)
Nga-O
Sat Ga Done Site
X
Sat Ga Done Block
Shan State
Sagaing Division
M Y A N M A R
(B U R M A)
Momeik
Mogok
Mandalay Division
Kyaukme
LASHIO
Namtu
Kathar
Shwebo
MANDALAY
CHINA
0
30
60 km
Scale 1:1,500,000

Regional Location map

N
Sat Ga Done Block
X Sat Ga Done Gold Deposit
23° 50' N
96° 35' E
23° 35' N
96° 50' E
NANME RESERVED FOREST
KUNCHAUNG RESERVED FOREST
MAINGTHA RESERVED FOREST
NAHAN RESERVED FOREST
SUBOK RESERVED FOREST
KODAUNG HILL TRACTS
Shweli River
Boundary of Former Block
of East Asia Gold Corp
Mabien
0
5
10
kilometres
1:300,000

Projection: Lat/ Long

Figure 1: Property Location Map

Accessibility, Climate, Infrastructure and Physiography

The Set Ga Done property is located in northern Myanmar, about 200 km NNE of the city of Mandalay. The boundary with China (Yunnan Province), at its nearest point, is about 90 km to the east. The property lies within Mabein Township, in northern Shan State.  There are no all-weather roads within the block itself, where transport relies on a network of seasonal logging roads. These roads are drivable only during the dry season, approximately December to May.

The vicinity can be accessed from all-weather roads leading to the town of Mabein to the south, or from the bridge crossing of Shweli River at the village of Nga-O to the north. The Mabein route involves a raft crossing of Shweli River north of the town of Momeik. Nga-O lies on a newly upgraded main road (loose surface), which connects Mandalay with Tagaung, Bhamo, and Myitkyina, via a route on the east side of Ayeyawady River.

The miner’s camp at the Set Ga Done work site is accessible by logging roads, 40 km from Mabein. The route passes through the villages of Yanbo and Kawdaw.

All-weather roads extend from either Mabein or Nga-O to Bhamo, where there is an airport with scheduled air service. However, it is more usual to travel by road, rail, or air to the city of Mandalay, and proceed by road from there. Supplies are obtained from either Mandalay or Momeik. The nearest hotels are at Momeik.

A hydroelectric power development is under construction on Shweli River, about 80 km east of the property. This will in future supply electricity to the region.

Topographically, those portions of the area underlain by Tertiary sediments and Quaternary alluvium are plains of low relief. The remainder is hilly, with maximum relief of about 750m. The highest hill, Wantu Pum, attains an elevation of 915 m, and valley bottoms are at about 150 m. Natural vegetation consists of jungle with very tall trees, but much of the area has been logged. Paddy cultivation is limited to a few areas of recent alluvium in the valleys. (Alluvium is defined as freshly eroded rock particles that have come off the hillsides and been carried to their present locations by streams.

History and Previous Work

Local artisanal miners have been exploiting lode and alluvial gold occurrences along upper Maingtha Chaung (river) in this vicinity for at least the past 15 years. The principal lode mining site is at Set Ga Done, which was discovered in 1989 by East Asia Gold Corp., an unrelated company. Lode gold was also produced at Nga Mu Gyi in the period 1987 to 1993. Alluvial gold has been mined at several sites along the Maingtha stream, from both raised terraces and the recent alluvium. Most of the alluvial workings are upstream from Kawdaw village.

A large part of the block occurring south of latitude 23°45’ North was explored by East Asia Gold Corp., in the period 1996 to 2002. This work was carried out intermittently, and the block was relinquished at the end of May 2002. Activities included prospecting, geological mapping, stream sediment and pan concentrate sampling, reconnaissance soil geochemistry, limited trenching, and two unsuccessful attempts at drilling.

Property Geology

Nothing is known of the geology of the property north of 23°45’ N.

The geology of the remainder of the block is taken from the work of East Asia Gold Corp. The block is underlain by a granitoid pluton along its eastern margin, a series of volcanic rocks east of Maingtha Chaung, a large area underlain by Cretaceous limestone west of that river, and a region of Eocene clastic sediments still further west. There are also areas covered by recent alluvium.

The oldest rocks on the mapped portion of the concession are volcanic units, which occur east of Maingtha Chaung, and in a small window on Kyaukkyat Chaung.

Cruickshank (2002a) described the geology of Set Ga Done and its immediate environs. Andesites hosting the mineralization are massive flows, with no visible internal structures. In most cases it is impossible to discern their attitude. Well-defined bedding was noted in one exposure of banded tuff, which shows a southeasterly strike and a dip of 58° SW. Fragmental textures were noted in exposures along Maingtha Chaung, but bedding was not discernable there. When fresh, the rock is dark grey-green in colour. The andesite sometimes displays finely crystalline, equigranular texture, resembling microdiorite. It can also be aphanitic and/or porphyritic (usually plagioclase). Secondary epidote is commonly present, either as halos along fractures, or pervasive infusions. Epidote is very common at Set Ga Done, but also occurs in more distant unmineralized exposures. The topographic expression of the volcanic unit is as rolling hills of moderate height. This is certainly the unit, which has been correlated with the Mawgyi volcanics As it is overlain uncomformably by mid-Cretaceous sediments, it must be Lower Cretaceous or older, perhaps Triassic.

A large granitic batholith occupies the eastern margin of the area, extending beyond its northern and southern boundaries. The rock has been described as “hornblende-biotite granite”, while Cruickshank (2002) suggested that it is biotite granodiorite (no petrographic studies have been undertaken). In hand specimen the rock appears equigranular and quartz poor, with biotite predominating over hornblende. Finely crystalline, dark inclusions are common. The age of the pluton is constrained by its intrusion of Triassic volcanics, and the fact that it is unconformably overlain by mid-Cretaceous sediments. The region underlain by the batholith is characterised by high hills and relatively rugged topography.

Limestones along Maingtha Chaung are undoubtedly the Taungbwet Taung Formation, of Upper Albian or Cenomanian (mid-Cretaceous) age. Mapping by Cruickshank (2002) shows that this formation overlies the volcanic units and the granitoid, with distinct angular unconformity. The base of the formation is marked by conglomerate and coarse sandstone, which pass upwards into fine sandstone and shale. The basal conglomerate contains abundant volcanic clasts, but no granitic pebbles were noted. The clastic member is overlain by a thick sequence of fossiliferous limestone, which in many places is almost entirely bioclastic. Orbitolina is prominent, but other fossils also occur. Where steeply dipping, the limestone forms prominent ribs, which are conspicuous on the topographic maps. Volcanic pebbles in the basal clastics confirm that this formation is younger than the extrusive units. The absence of plutonic pebbles is puzzling, as in one outcrop along Maigntha Chaung, the basal conglomerate clearly rests on rocks of the granitic pluton.

In mapping only a limited area near Set Ga Done, Cruickshank (2002) recognised three small porphyry bodies, of which at least one is definitely intrusive. It intrudes the base of the Taungbwet Taung Formation, making it the youngest lithology in the Mesozoic belt. Some of these intrusions may be similar to porphyries that intrude the Cretaceous carbonates to the southwest, near Twinnge, where they are associated with copper skarns.

Eocene sedimentary rocks occur west of the limestone of the Taungbwet Taung Formation, which they overlie unconformably. EAGC (1997) describes a basal conglomerate about 15 metres thick, with overlying sandstone, shale, and coal seams. They report that paleoplacer gold occurs in the basal conglomerate (a well-known phenomenon in upper Myanmar). The rocks have been folded, but no structural information is recorded on the EAGC computer-generated maps. EAGC (1997) assigns this unit to the Male Formation. Topographically, this unit underlies a plains area of undulating relief.

The structural geology of the area is not well known, as the computer-generated maps prepared by EAGC generally include no structural information (the one item shown, a fault drawn at the base of the limestone body, is incorrect). The rocks have been folded, probably with major axes varying between N and NE. Given the complex tectonic history of the region, there must have been several periods of folding and one or two episodes of overthrusting. Mapping by Cruickshank (2002a) near Set Ga Done showed that bedding in the Taungbwet Taung Formation is invariably oriented parallel to the basal contact (strikes are generally NE or NNE, with variable NW dips). The most massive beds of the Taungbwet Taung Formation appear as narrow ribs on the topographic maps, possibly outlining plunging folds with axes trending NNE. A number of short northwest-trending topographic lineaments occur parallel to the mineralised zone at Set Ga Done.

2004 Activities

On February 18, 2004, the Company announced that the exploration program had begun. This phase of the exploration work was budgeted at $200,000 (US funds) and was funded by Jet Gold with Leeward Capital acting as the operator.

About two months later, on March 23, 2004, the Company announced that the first phase of the diamond drill portion of the exploration program on the property had begun and on May 13, 2004, 257 samples from the drill program were delivered to Loring Laboratories in Calgary, Alberta for assay.

On June 8, 2004 the Company announced that exploration work (drilling, geological mapping, prospecting and geochemical sampling) had been suspended and would resume in November 2004. These activities were suspended because of the significant rainfall, which occurs in Myanmar between June, and the end of October.

On December 7, 2004, the Company and Leeward Capital Corp. entered into a drilling contract with an unrelated company called Exploration Drilling Corporation to drill 1500 meters on the Set Ga Done property beginning in early 2005.

2005 Activities

The Company’s drill program of 1,500 meters was put on hold. The Company is waiting for final clearance from the Government of Myanmar to import the drilling equipment. Once importation is cleared it is anticipated the drilling program will take approximately two weeks to complete.

Activities included preparation for a drilling program, detailed investigation of a gold showing at Nga Mu Gyi, detailed mapping and sampling of other mineralized exposures, soil sampling, property scale mapping, prospecting and stream sediment sampling.

Activities at Set Ga Done involved attempts to determine if parallel gold veins occur nearby. Three lines were cut, each two kilometers long and centered on the known gold zone, was completed. Soil samples were collected at 25 meter interval, except for portions disrupted by mining activities. The new lines were mapped at a scale of 1:2500. No prospective new gold zones are apparent from the soil data, but this does not necessarily preclude their existence.

Two of the three soil lines originating from the Set Ga Done base line were extended all the way to the Nga MU Gyi grid. Soil samples collected on the new lines at 25 meter intervals and mapping at a scale of 1:2500. Soil sampling failed to reproduce an apparent anomaly located in the previous field season. Work this season also included mapping all old pits and shafts and trenching.

In the Legat Chaung area last seasons program located several rock and pan concentrate gold anomalies. Activities this season discovered wide spread mineralization and alteration in this area.

The Winni Property

The Winni Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Winni Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of an Interest

On September 2, 2004, Jet Gold announced that it had entered into an option agreement to acquire the Winni Property. The terms of the option agreement required an initial payment of $5,000 (paid); the issuance of 200,000 common shares in stages over four years; and, a work commitment of $500,000 over four years with at least $50,000 being spent in the first year.

Location

The Winni Property consists of six mining claims located in the Lightening Peak are of the Vernon Mining Division in British Columbia.

Accessibility, Climate, Infrastructure and Physiography

Access to the property is by paved highway and then logging roads. Most of the slopes on the property are steep and are covered with dense pine trees and willow trees. Logging is the main industry in the area; however, the logging activity taking place on Jet Gold’s claims is minimal in nature. There is no existing infrastructure on the Winni Property.

Geological Setting

The property is classified as an epithermal deposit with gold and silver values in a series of north-south vein systems cutting the intrusive batholithic rocks. The Company has air photos which show the shear-fault systems appear as a series of parallel vertical north-south spaced faults.

Past Work by Jet Gold Corp.

In September 2004 the Company sent in an exploration team to evaluate the project and examine the veins. The group discovered that the veins were mesothermal veins, and not epithermal, which extended the full length of the property.

2005 Activities

The Company terminated its option on the property acquisition and accordingly, exploration expenditures in the aggregate of $36,537 have been written off as at August 31, 2005.

The Atlin Property, British Columbia

The Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 upon signing and approval of the TSX Venture Exchange (issued), 50,000 shares after $50,000 in work, 50,000 shares after an additional $75,000 in work, and 50,000 after an additional $100,000 in work. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period, as follows: $50,000 by August 20, 2006, a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008.The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production.

Location

The Atlin Property consists of eighteen mining claims located in the Atlin Mining Division in British Columbia.

Accessibility, Climate, Infrastructure and Physiography

Access to the property is by road from the village of Atlin, B.C. Thirteen kilometers north from Atlin on the provincial highway system then turn east to the Fourth of July Creek Road which is followed for 35 kilometers past the headwaters of Fourth of July Creek. The property covers the north flowing portion of Consolation Creek and can be accessed from the road which continues south on Consolation Creek.

The Atlin property is in the northern lake district which is in the rain shadow of the Coast Range Mountains with mild and relatively dry summers and cold dry winters with modest snowfall.

The town of Atlin has all services such as hotels, restaurants, stores and mechanical services. Atlin is a 41/2 hour drive south of Whitehorse which is the main city of the Yukon

Geological Setting

The Atlin property is on the northern end of the Atlin placer gold camp. It is at the northern end of the Permian age rocks consisting of the Cache Creek Group of three sections of Chert plus argillite, greenstone, volcanics and limestones. Associated with Cache Creek rocks is the Atlin Intrusions which are basic volcanics. These Permian rocks are recognized as the host for lode deposits that provide the placer gold.

Past Work by Jet Gold Corp.

In 2005 the Company examined the claims and found that there had been one hand dug shaft which penetrated below the glacial boulders and found the Permian rock gravels. Gold is reported to have been produced from these Permian rock gravels. The Company found that the north-south portion of Consolation Creek was geomorphologicaly large enough to host a placer deposit.

 The stream sediments of Consolation Creek which would normally have been tested for their placer gold content are covered with glacial outwash layer of granitic boulders derived from the high mountains to the south. The boulders are larger than hand mining methods could move so the deeper gravels are essentially untested. In addition the host rocks for gold mineralization are also covered with glacial materials.

Trenching with an excavator is planned for 2006 to test for both placer and bedrock potential for gold.

STEWART  -Texas

The Company has elected to participate in a 2 ½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas. The Company paid $29,234 for its share of the estimated project costs.

Location

The 544 acre Stewart Property is located in Goliad County, Texas within the Jobar field.

Setting

The Stewart prospect is within the Jobar field, which was discovered by Edge Petroleum in late 1997 with production from the middle Yegua formation between 5,300 and 5,500 feet. To date, there are 9 existing wells in the Jobar field owned and operated by other companies.

The Jobar field appears to be a series of isolated bar deposits trending in a north-east/south-west direction. Some faulting may have occurred between the bars. The average area of the individual bar is approximately 40 acres. The Jobar field was discovered using seismic amplitude analysis. 2D Seismic over the Stewart lease indicates the existence of at least three and up to five untested sand bars. The operator has purchased a 3D data set over this prospect to further refine these targets prior to drilling.

Past Work by Jet Gold Corp.

The Stewart #1 well is now online. The well commenced production on February 8, 2006 at an initial flow rate of approximately 500 MCFPD. This flow rate will be adjusted after a steady state flow is obtained at an optimal rate. Based upon flow tests conducted in December 2005, anticipated initial production rates are between 1 million and 1.5 million cubic feet per day.

The Stewart #2 well is being planned for the spring of 2006.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 8/31/2005, and 8/31/2004 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Overview

During Fiscal 2004, the Issuer has raised $610,438, net of any costs associated with the issuance of these shares, through the sale of shares.

During Fiscal 2005, the Issuer announced that it had issued 1,650,000 common shares pursuant to the closing of the first tranche of a private placement. Proceeds from the issuance of these shares were $247,500.

During Fiscal 2005, the Issuer announced that it had issued 850,000 common shares pursuant to the closing of the second tranche of a private placement. Proceeds from the issuance of these shares were $127,500.

During Fiscal 2005 the Issuer continued its work on the property in the Union of Myanmar as described earlier in this document in 4.D. Property, Plant and Equipment. The Issuer also began preliminary exploration work on its property located in British Columbia as described in 4.D. Property, Plant and Equipment.

During Fiscal 2004 The Issuer began to work on its mineral property in the Union of Myanmar as described earlier in this document in 4.D. Property, Plant and Equipment. The Issuer also began preliminary exploration work on its property located in British Columbia as described in 4.D. Property, Plant and Equipment.

Results of Operations

Fiscal 2005 Ended 8/31/2005 vs. Fiscal 2004 Ended 8/31/2004

Overview

For the year ended August 31, 2005 the Company had a net loss of $317,155 ($0.02 per share) compared to a net loss of $466,899 ($0.04 per share) for the year ending August 31, 2004. The decrease in Fiscal 2005 was mainly as a result of a reduction in stock-based compensation of $105,062 (2004 - $160,313)and write-off in mineral properties in the amount of $36,537 (2004 - $81,300).The Company expects to continue losses for Fiscal 2006 as it develops it’s mineral properties.

Expenses

General and administration expenses totaled $291,206  for the year ended August 31, 2005 compared to $389,767 in the prior year. The largest five items for this fiscal year were stock-based compensation, investor relations, administration, legal auditing and accounting and consulting. Details of these five items are as follows:

Stock based compensation of $105,062 (2004 - $160,313) as a result of the Company continuing to issue stock options under the option plan.

Investor relations of $49,098 (2004 - $64,656) consist of $20,350 for promotions in trade magazines, web site development of $3,810 and in house investor relations of $25,437.In the prior year the Company had hired a investor relations firm, participated in a trade show in Calgary  and other activities. Subsequent to year end the Company hired an investor relations firm on a month to month basis. The Company expects to continue its investor relations activities in the next fiscal year.

Administration of $48,000 (2004 - $48,800) for management consulting to an officer and director as a result of the activity of the Company. The Company expects to expend the same amount in the next fiscal year.

Legal, audit and accounting of $14,333 (2004 - $38,717) consists of $5,083 (2004 - $31,592) for legal fees as a result of the Companies activities in properties and financings and $9,250 (2004 - $7,125) for auditing and accounting.

Write off of mineral properties of $36,537 (2004 - $81,300). The option on the Winni property was not exercised and the Company had a write off of $36,537.During Fiscal 2004 the Spring property ($47,495) and the Ward property ($33,805) were also written off. The results the Company received on the work done did not warrant any further expenditures.

In British Columbia, Jet Gold did preliminary exploration work on the Winni and Atlin properties prior to abandoning the Winni property and all costs written off  at fiscal year end.

In Myanmar, Jet Gold spent $73,251 on the Set Ga Done property during Fiscal 2005 as compared to $367,387 during Fiscal 2004.

All other expenses are in the normal course of business.

Fiscal 2004 Ended 8/31/2004 vs. Fiscal 2003 Ended 8/31/2003

The Issuer had no income during the fiscal year ended 8/31/2004 as compared to minimal income of $339 for the fiscal year ended 8/31/2003. The minimal income realized during Fiscal 2003 was the result of a gain on commodity contracts in the amount of $64,851, which was offset by expenses of $64,512. (The Company purchased and sold options and future contracts on the open market for investment purposes.  The Company has subsequently closed all commodity contracts accounts for investment purposes.)

Expenses for Fiscal 2004 were $389,767 as compared to $64,512 for Fiscal 2003. The primary reason for the increase of $325,255 during Fiscal 2004 as compared to Fiscal 2003 was the increased activity of the Company. This increased activity consisted of its actions concerning the Set Ga Done property and its acquisition and abandonment of various exploration stage mining properties located in the province of British Columbia.

In British Columbia, Jet Gold did preliminary exploration work on the Spring Property and the Ward Property prior to abandoning each one and writing off all costs at fiscal year end.

In Myanmar, Jet Gold spent $367,387 on the Set Ga Done property during Fiscal 2004 as compared to only $10,830 during Fiscal 2003.

In summary, the amount of exploration activity which the Company engaged in during Fiscal 2004 was significantly higher than that spent during Fiscal 2003.

This higher level of exploration activity necessitated a greater amount of capital in Fiscal 2004 than was required during Fiscal 2003. The Company obtained this capital through the issuance of additional shares. These shares were issued pursuant to a private placement; the exercise of share purchase warrants; and, the exercise of share purchase options as described in Item 4. Information on the Company: Financings. The issuance of these shares resulted in higher expenses in the categories of investor relations; administration; legal, audit and accounting; regulatory fees; transfer agent fees; and, printing and shareholder information.

Jet Gold experienced a net loss in the amount of ($466,899) or ($0.04) per share for Fiscal 2004 as compared to net income in the amount of $339 for Fiscal 2003.

Fiscal 2003 Ended 8/31/2003 vs. Fiscal 2002 Ended 8/31/2002

During Fiscal 2003, the Company spent $10,082 on its Spring Property on exploration work and $10,830 on its Set Ga Done Property. These expenses were incurred as a result of investigation work on the two properties. In the case of the Set Ga Done Property, this work consisted of travel to the Union of Myanmar where meetings were held with the government of Myanmar and with Leeward Capital. In the case of the Spring Property, this work consisted of preliminary exploration activities, which included geological and geophysical exploration work.

The general and administrative expenses incurred during Fiscal 2003 were significantly higher than those incurred during Fiscal 2002 because of the higher level of business activity. ($64,512 during Fiscal 2003 as compared to $24,529 incurred during Fiscal 2002. Expenses were written down to a net amount of $914.00. This occurred because during Fiscal 2002, the Company was in the process of restructuring its affairs, resulting in a substantial reduction in its operations. A note payable in the amount of $16,800, as well as certain trade payables in the aggregate of $6,815 owing to creditors for services rendered in periods prior to 2001, was written off in Fiscal 2002 as unlikely to be settled. As of August 31, 2003, the Company did not believe that there existed any continuing obligation to these creditors.

Liquidity and Capital Resources

As at August 31, 2005, the Issuer had working capital of $267, 420. On October 31, 2005, subsequent to the end of the fiscal year, the Company closed a private placement of 1,500,000 units at a price of $0.10 for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from date of closing of the private placement. A finder’s fee in the amount of $5,750 was paid.

The Company estimates it will require working capital of $400,000 for fiscal 2006 allocated as follows:

General and Administrative Expenses

$200,000

Set Da Gone Property

  150,000

Atlin Property

    50,000

Total

$400,000

The Company has no long-term debt obligations.

Fiscal 2005 Ended 8/31/2005

As at August 31, 2005, the Issuer had working capital of $267,420 as compared to working capital of $184,407 at August 31, 2004. The increase in working capital of $83,013 is described above in Results of Operations: Fiscal 2005 Ended 8/31/2005 vs. Fiscal 2004 Ended 8/31/2004. Cash and cash equivalents of $5,644, receivables of $7,069, short-term investment of $233,000 and prepaid expenses in the amount of $40,585 represented the current asset position at August 31, 2005.

The short-term investments in the amount of $233,000 consisted of short-term bank deposits. The Issuer has a policy of putting all excess cash in short term bank deposits.

During Fiscal 2005, the Jet Gold issued 2,700,000 common shares for proceeds of $405,000. 2,500,000 of these common shares were issued pursuant to a private placement and 200,000 of these shares were issued pursuant to the exercise of share purchase options.

Cash used for Operating Activities during Fiscal 2005 was ($283,137) including the net loss for the fiscal year of ($317,155). The adjustments in the category of items not affecting cash for the fiscal year were stock based compensation in the amount of $105,062; mineral properties written off in the amount of $36,537; and, amortization in the amount of $1,056. Significant changes in non-cash working capital items were an decrease in accounts payable and accrued liabilities in the amount of $70,239 and an increase in prepaid expenses in the amount of $40,038.

The accounts payable and accrued liabilities decreased fairly significantly over the prior fiscal year because of the payment for business activity associated with the activities with the Set Ga Done Property and the activities associated with the various mineral properties located in British Columbia, in which the Issuer had an interest.

Stock based compensation was recorded in the amount of $105,062 for Fiscal 2005 as opposed to $160,313 for Fiscal 2004.

Effective September 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

During 2003, the CICA released amendments to Section 3870, which require the use of the fair value based method for all forms of employee stock-based compensation, including stock options, commencing on January 1, 2004. The Company has elected for the early adoption of the amendments commencing September 1, 2003.

Prior to the adoption of the amendments, the Company had elected not to follow the fair value based method of accounting for stock options granted to directors, officers and employees. No compensation expense was recognized when stock options were granted if the exercise price of the stock options granted was granted at market value. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of shares was credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors, officers and employees as compensation expense, using the fair value based method, was disclosed as pro-forma information.

Cash Used for Investing Activities during Fiscal 2005 totaled ($138,779) which consisted of expenditures on the Issuer’s mineral properties in the amount of $117,882 and its oil and gas interest of $29,234. These funds were spent on mineral property costs associated with the Set Ga Done property; the properties located in British Columbia and its oil and gas interest in Texas. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2005, Ended 8/31/2005 vs. Fiscal 2004, Ended 8/31/2004). The short term investments represent $40,288 that the Issuer deposited in short term bank deposits as described above.

Cash Provided by Financing Activities during Fiscal 2005 was $405,000 and consisted of the cash received for the issuance of common shares as described earlier in this document.

Fiscal 2004 Ended 8/31/2004

As at August 31, 2004, the Issuer had working capital of $184,407 as compared to working capital of $203,685 at August 31, 2003. The decrease in working capital of $19,278 was due to the higher level of business activity, as described above in Results of Operations: Fiscal 2004 Ended 8/31/2004 vs. Fiscal 2003 Ended 8/31/2003. Cash and cash equivalents of $71,556, receivables of $8,709, short-term investment of $192,712 and prepaid expenses in the amount of $547 represented the current asset position at August 31, 2004.

In the category of “cash” $48,996 represents funds, which are available for use in activities, which are specifically located in the Canadian province of British Columbia. That is because when these funds were raised they were raised through the sale of “flow-through” shares. The Company has historically funded a portion of its mineral exploration activities within Canada through the issuance of Flow-Through Common Shares. Section 66 of the Income Tax Act of Canada allows for investment tax credits, at a rate of 15%, applicable to certain mining exploration expenses in Canada pursuant to a Flow-through share issuance agreement. Common shares of exploration companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures  flow-through such tax credits received to the purchasers of these specific common shares. A Flow-through share investor could apply this tax credit to reduce his or her Canadian Federal income tax payable. In order to apply for the credits, the flow-through shareholder must be resident in Canada and subject to Canada Federal Income Tax for the taxation year in which the credit is being claimed.

The mining exploration expenses that qualify for the investment tax credit under the Flow-through program must be incurred in the scope of mining exploration activities conducted from or above the ground surface in order to determine the existence or location of mineral materials. These minerals include the deposit of common metals or the deposit of minerals for which the Minister of Natural Resources has stated that the principal mineral extract is an industrial mineral contained in a non-stratified deposit. The mining exploration activities that qualify include expenses incurred in order to determine the existence, location, extent, or quality of a mineral resource in Canada, including the prospector costs, the geological, geophysical or geochemical study costs, the costs of steelhead or diamond drilling, by hammering or other methods, and the costs of digging trenches. It is not intended for expenses related to existing mines.

The short-term investments in the amount of $192,712 consisted of short-term bank deposits. The Issuer has a policy of putting all excess cash in short term bank deposits.

During Fiscal 2004, the Jet Gold issued 4,583,750 common shares for proceeds of $610,438. 3,505,000 of these common shares were issued pursuant to a private placement; 50,000 of these shares were issued pursuant to the exercise of share purchase options; and, 1,028,750 of these common shares were issued pursuant to the exercise of share purchase warrants associated with earlier private placements.

Cash used for Operating Activities during Fiscal 2004 was ($159,225) including the net loss for the fiscal year of ($466,899). The adjustments in the category of items not affecting cash for the fiscal year were stock based compensation in the amount of $160,313; mineral properties written off in the amount of $81,300; and, amortization in the amount of $725. Significant changes in non-cash working capital items were an increase in accounts payable and accrued liabilities in the amount of $73,933 and an increase in accounts receivable in the amount of $8,709.

The accounts payable and accrued liabilities increased fairly significantly over the prior fiscal year because of the increased level of business activity associated with the activities with the Set Ga Done Property and the activities associated with the various mineral properties located in British Columbia, in which the Issuer had an interest. The ability of Jet Gold to engage in preliminary exploration work on the properties located in British Columbia resulted from the capital, which was raised from the sale of “flow-through” shares. These funds are restricted to mineral exploration activities in the province of British Columbia as described above.

Stock based compensation was recorded in the amount of $160,313 for Fiscal 2004 as opposed to nil for Fiscal 2003.

Effective September 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

During 2003, the CICA released amendments to Section 3870, which require the use of the fair value based method for all forms of employee stock-based compensation, including stock options, commencing on January 1, 2004. The Company has elected for the early adoption of the amendments commencing September 1, 2003.

Prior to the adoption of the amendments, the Company had elected not to follow the fair value based method of accounting for stock options granted to directors, officers and employees. No compensation expense was recognized when stock options were granted if the exercise price of the stock options granted was granted at market value. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of shares was credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors, officers and employees as compensation expense, using the fair value based method, was disclosed as pro-forma information.

Cash Used for Investing Activities during Fiscal 2004 totaled ($646,863) which consisted of expenditures on the Issuer’s mineral properties in the amount of $454,151. These funds were spent on mineral property costs associated with the Set Ga Done property and the properties located in British Columbia. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2004, Ended 8/31/2004 vs. Fiscal 2003, Ended 8/31/2003). The short term investments represent $192,712 that the Issuer deposited in short term bank deposits as described above.

Cash Provided by Financing Activities during Fiscal 2004 was $610,438 and consisted of the cash received for the issuance of common shares as described earlier in this document.

Fiscal 2003 Ended 8/31/2003

As at 8/31/2003, the Issuer had working capital of $203,685 as compared to working capital of $223,917 at 8/31/2002.  The slight decrease in working capital, about $20,000, was due to an increase in expenses during Fiscal 2003 of approximately $40,000. The Issuer was in the process of restructuring its affairs during Fiscal 2003 and this required additional expenses in the categories of legal, audit and accounting; administration; and, consulting. The increases in these categories, which occurred during Fiscal 2003 as compared to Fiscal 2002, totaled approximately $30,000.  The remaining increase of approximately $10,000 was a result of slight increases in all of the other expense categories necessitated by the greater level of business activity.

During Fiscal 2003, the Issuer sold no common shares; no share purchase options or share purchase warrants were exercised.

Cash used for Operating Activities during Fiscal 2003 was ($45,815) including the net income for the fiscal year of $339.  The only significant adjustment for the fiscal year in the area of operating activities was a gain on commodity contracts in the amount of $64,851. (Jet Gold purchased and sold options and futures contracts on the open market for investment purposes. During Fiscal 2003 Jet Gold had a gain on commodity contracts of $64,851 and also closed all community contracts accounts for investment purposes.) Net changes in non-cash working capital items were minimal. Accounts payable and accrued liabilities increased by $10,415 and accounts receivable decreased in the amount of $7,941.

Cash Used for Investing Activities during Fiscal 2003 totaled ($13,278) which consisted of expenditures on the Issuer’s mineral properties and the Issuers activities in buying and selling commodity contracts.

In the area of expense pertaining to mineral properties, Jet Gold spent $10,082 on the Spring Property. This consisted entirely of explorations costs. Because of poor exploration results, Jet Gold dropped its interest in the Spring Property during Fiscal 2004.

In the area of buying and selling commodity contracts, Jet Gold purchased and sold options and futures commodity contracts on the open market for investment purposes. Premiums received on contracts that were to be settled in the future were recorded as a deferred credit upon receipt. In this category Jet Gold had accounts receivable in the amount of $86,731. Realized gains and losses on completed contracts were recorded in the period of settlement. In this category Jet Gold had a gain of $64,851. As disclosed earlier, Jet Gold no longer in engaged in the area of buying and selling commodity contracts.

Cash Provided by Financing Activities during Fiscal 2003 was nil.

US GAAP Reconciliation

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Company is unlikely to pursue exploration activities on the property.  Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended August 31, 2004, 2003 and 2002.

The Company has adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by the Company is permissible under both Canadian and US standards.

5.E.  Off-Balance Sheet Arrangements.

The Company has no Off – Balance Sheet arrangements.

5.F.  Tabular disclosure of contractual obligations.

Payments Due By Period
Contractual Obligation	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Management Contracts (1)	$33,000	$33,000	Nil	Nil	Nil

(1) These are management consulting contracts with Blaine Bailey, Chief Financial Officer, and Sumac Investments Inc. Sumac is a private company owned by Robert L. Card, President. Each consulting contract is for a six-month period, and is automatically renewed every six months unless terminated by either party.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”).  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002.  FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring).  The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity.  FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability is recognized at the date of an entity’s commitment to an exit plan.  This is substantially consistent with the CICA EIC Abstract 135, “Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring).”  The Company has adopted the guidance given in EIC-135 for its operations.

Share-Based Payment

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25.SFAS 123(R) is effective for all annual periods beginning after June 15, 2005.  In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2003.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of a guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees.  The Company does not have any guarantees under these standards.

Variable interest entities

The Financial Accounting Standards Board (FASB) has published a revision to Interpretation 46 (“46R”) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements.  The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation.  Otherwise application of Interpretation 46R (or Interpretation 46) is required in financial statements of public entities that have interests in securities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to variable interest entities other than special-purpose entities and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005.  In some instances enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. The Company does not have any interests in variable interest entities, under this standard.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

2/16/2006

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

Robert L. Card (1)	President, Director	68	May 18, 2001
Leonard Harris	Director	68	February 16, 2006
Robert M Kaplan (1)	Director	69	October 14, 2003
Keith E. Robinson (1)	Director	65	October 27, 2003
Lana B. Turner	Corporate Secretary	51	April 7, 2003
Blaine Y. Bailey	Chief Financial Officer	54	December 2, 2004

------------------------------------------------------------------------------

(1)

Member of Audit Committee

______________________________________________________________________________

Robert L. Card (President and Director): Mr. Card has been the President of the Issuer since May 13, 2003. He has served on the Board of Directors since May 18, 2001. He is a graduate of Simon Fraser University in Burnaby, British Columbia where he received his Bachelor of Arts degree with a major in Economics and Commerce. He has been the president of Sumac Investments, a private company engaged in financial consulting since August 1995. Mr. Card also serves on the Board of Directors of the following publicly traded companies:

1.

Promax Energy Incorporated. He was a director  of this company and has served in this capacity until April 2004

2.

Interactive Exploration – Served as a Director since June 2001.

3.

Airdale Financial Corp. – Served as a Director since June 1999.

Leonard Harris (Director): Mr. Harris is president of Anglo-Canadian Resources Corp. and has over thirty years in the international financial community and held a Registered Representative designation for 15 years. Mr. Harris has been the director of Hemisphere Development Corp., Promax Energy and Viscount Resources.

Robert M. Kaplan (Director): Mr. Kaplan has been a Director of the Issuer since October 20, 2003. He has acted as a self employed venture capitalist and consultant since September 1992. He received his MBA from Harvard University in Cambridge, Ma. In June 1961 and his PhD from Michigan State University, in East Lansing, Mi in January 1967. Dr.Kaplan taught Business Administration and Marketing at a number of universities prior to starting his private venture capital firm, Capilano Investment, in Canada.

Keith E. Robinson (Director): Mr. Robinson possesses over 40 years of experience in mining and geotechnical consulting.  He is the Senior Geotechnical Consultant and a Professional Engineer with EBA Engineering Consultants Ltd., a private company, located in Vancouver B.C.  He provides specialist-engineering services to the mining, energy and industrial/commercial industries.  From September of 1998 to December of 2002, Mr. Robinson was also the Executive Vice President Geotechnical with Jacques Whiffend & Associates Ltd., a private company, located in Burnaby, British Columbia. Mr. Robinson received his Bachelor of Science Degree from the University of British Columbia on May 3, 1962 and his Master of Science Degree from the University of Illinois on February 2, 1964. The Association of Professional Engineers of British Columbia granted him the designation of “Professional Engineer” in 1966.

Lana B. Turner (Corporate Secretary): Ms. Turner has worked with public companies for the past 25 years in the capacity of administration and accounting.  Filed all the corporate documents with the registrar of companies, BC Securities Commission, TSX Venture Exchange, Securities & Exchange Commission, Blue Sky, etc.

Blaine Y. Bailey (Chief Financial Officer): Mr. Bailey has served as the Chief Financial Officer since December 2, 2004.  He received his Bachelor of Commerce degree (Honours) from the University of Manitoba in 1977, and qualified for the CGA designation in British Columbia in 1983. Mr. Bailey has served in the capacity of accountant for Molson Brewery B.C. Ltd., controller for Nabob Coffee Co. and currently CFO and Director of Qumana Software Inc. (Formerly ThoughtShare Communications Inc.) He is a management consultant specializing in providing financial and administrative services for medium to small public and private companies.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended 8/31/2005 was $48,000, paid to Robert L. Card, the President of the Issuer and $12,000 paid to Blaine Bailey.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
Robert Card, President	2005	Nil	Nil	$48,000 (1)	200,000
	2004	Nil	Nil	$48,000 (1)	200,000l
	2003	Nil	Nil	Nil	Nil
				Nil
Harvey Dick, Director	2005	Nil	Nil	Nil	75,000
	2004	Nil	Nil	Nil	175,000
	2003	Nil	Nil	Nil	Nil

Blaine Bailey, CFO	2005	Nil	Nil	$12,000 (2)	100,000
	2004	Nil	Nil	$10,500(2)	50,000
	2003	Nil	Nil	Nil	Nil

Murray Irving, Director	2005	Nil	Nil	Nil	25,000
	2004	Nil	Nil	Nil	25,000
	2003	Nil	Nil	Nil	Nil

Robert Kaplan, Director	2005	Nil	Nil	Nil	150,000
	2004	Nil	Nil	$5,000	150,000
	2003	Nil	Nil	Nil	Nil

John MacMillan, Director	2005	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	25,000
	2003	Nil	Nil	Nil	Nil
		Nil	Nil	Nil

Keith Robinson, Director	2005	Nil	Nil	Nil	50,000
	2004	Nil	Nil	Nil	50,000
	2003				Nil

Lana Turner, Secretary	2005	Nil	Nil	Nil	25,000
	2004	Nil	Nil	Nil	25,000
	2003	Nil	Nil	Nil	Nil

(1)

Paid for Office and administration services.

(2)

Paid for administrative services.

Table No. 7

Stock Option Grants in Fiscal 2005 Ended 8/31/2005

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

Robert Card	200,000	34.8%	$0.20	09/29/2004	09/29/2009	$0.20

Consultants	300,000	52.2%	$0.20	09/29/2004	09/29/2009	$0.20

Blaine Bailey	50,000	8.7%	$0.18	12/01/2004	12/01/2009	$0.18

Consultants	25,000	4.3%	$0.18	12/01/2004	12/01/2009	$0.18

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2005 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2005

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

Robert Card	200,000	30,000	Nil	Nil

_____________________________________  _________________________________________

___________________________________  ___________________________________________

Director Compensation.  The Issuer had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Issuer other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  575,000 stock options have been granted, 200,000 were exercised and 525,000 were cancelled during Fiscal 2005. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Issuer had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Issuer's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Robert L. Card, Robert M. Kaplan and Keith Robinson and the Audit Committee met once during Fiscal 2005.

6.D.  Employees

As of 2/16/2006, the Issuer had no employees only independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 2/16/2006, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Card	(1)	1,051,500	6.20%
Common	Robert Kaplan	(2)	450,000	2.67%
Common	Keith E. Robinson	(3)	185,000	1.10%
Common	Blaine Bailey	(4)	200,000	1.18%
Common	Lana Bea Turner	(5)	25,000	<1%
	Total Directors/Management 5% Holders		1,911,500	11.45%

(1)

Of these shares, 200,000 are represented by currently exercisable share purchase options and 48,750 are represented by currently exercisable share purchase warrants.

(2)

Of these shares, 175,000; are represented by currently exercisable share purchase options and 50,000 are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 25,000 are represented by currently exercisable share purchase options and 37,500 are represented by currently exercisable share purchase warrants.

(4)

Of these shares, 150,000 are represented by currently exercisable share purchase options; and 100,000 are represented by currently exercisable share purchase warrants.

(5)

Of these shares, 50,000 are represented by currently exercisable share purchase options and 45,000 are represented by currently exercisable share purchase warrants.

(6)

Of these shares, 100,000 are represented by currently exercisable share purchase options and 50,000 are represented by currently exercisable share purchase warrants.

(7)

Of these shares, 25,000 are represented by currently exercisable share purchase options.

# Based on 16,688,755 shares outstanding as of 2/16/2006

Stock Options.  The terms of incentive options grantable by the Issuer are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Issuer adopted a formal written stock option plan (the "Plan") on 2/11/2004. (A copy of the Issuer’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Issuer’s stock option program are to (a) assist the company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Issuer.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Issuer or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Issuer; (c) any other person or company engaged to provide ongoing consulting services for the Issuer or any entity controlled by the Issuer or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Issuer must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Issuer or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Issuer shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Issuer, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Issuer.  The Issuer shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Issuer’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Issuer shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Issuer to issue such shares shall terminate and any option exercise price paid to the Issuer shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of five years from grant date;

(c)

options to acquire no more than 5% of the issued shares of the Issuer may be granted to any one individual in any 12-month period;

(d)

options to acquire no more than 2% of the issued shares of the Issuer may be granted to any one consultant in any 12-month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Issuer may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)

options to acquire no more than 10% of the issued shares of the Issuer may be granted to any insiders in any 12-month period;

(g)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Issuer to provide investor relations activities; and

(i)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Issuer’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Issuer’s common shares for a particular Award Date will typically be the closing trading price of the Issuer’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Issuer on any stock exchange on which the shares are listed or dealing network on which the shares of the Issuer trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Issuer will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 2/16/2006, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

Robert Card	200,000	$0.15	9/29/2004	9/29/2009
	125,000	$0.10	9/01/2005	9/01/2010

Harvey Dick	75,000	$0.15	10/27/2003	10/27/2008
	20,000	$0.10	9/01/2005	9/01/2010

Murray Irving	25,000	$0.15	10/27/2003	10/27/2008
	20,000	$0.10	9/01/2005	9/01/2010

Robert Kaplan	150,000	$0.15	10/27/2003	10/27/2008
	125,000	$0.10	9/01/2005	9/01/2010

Keith Robinson	50,000	$0.15	10/27/2003	10/27/2008
	50,000	$0.10	9/01/2005	9/01/2010

Lana Bea Turner	25,000	$0.15	10/27/2003	10/27/2008
	20,000	$0.10	9/01/2005	9/01/2010

Blaine Bailey	50,000	$0.15	10/27/2003	10/27/2008
	50,000	$0.20	12/01/2004	12/01/2009
	50,000	$0.10	9/01/2005	9/01/2010

Consultant	25,000	$0.15	10/27/2003	12/01/2009

Consultant	100,000	$0.20	03/12/2004	03/12/2009

Consultant	50,000	$0.20	03/26/2004	03/26/2009

Consultant	25,000	$0.20	9/29/2004	10/27/2008

Consultant	25,000	$0.20	12/01/2004	9/29/2009

Consultant	240,000	$0.10	9/01/2005	9/01/2010

Total Officers/Directors       1,0 60,000

Total Consultants               440,000

Total Officers/Directors/Etc.   1,500,000

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 12/22/2005, the Issuer’s shareholders’ list showed 16,688,755 common shares outstanding and 87 registered shareholders.  The Issuer has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 49 holders of record" resident in Canada, holding 15,059,366 common shares; 33 “holders of record" resident in the USA, holding 1,507,277 common shares; and 5 holders of record resident elsewhere holding 122,112 common shares.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 500 beneficial owners of its common shares.

7.A.3.  Control of the Company  The Issuer is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Issuer is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

The Company paid $48,000 (2004 - $48,800) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $7,613 (2004 - $7,447) for office rent to a company controlled by the president. The Company paid $12,000 (2004 - $10,500) to a company controlled by Blaine Bailey, an officer of the Company, for administrative services.

During the year ended August 31, 2005, a director of the Company exercised options to acquire 200,000 shares for proceeds of $30,000.

During the year ended August 31, 2005, directors and officers of the Company acquired an aggregate of 910,000 units of the private placement referred to in note 9(a) for proceeds of $136,500.

Accounting Fees

The Issuer paid accounting fees of $7,885 and $4,650 to G. Ross McDonald during Fiscal 2005 and Fiscal 2004, respectively.

Indirect Payments to Robert L. Card, President

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 8/31/2004, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements:

  Fiscal 2005/2004 Ended August 31st

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

8.B.  Significant Changes

October 31, 2005, the Company closed a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from date of closing of the private placement. A finder’s fee in the amount of $5,750 was paid.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "JAU".  The Issuer applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on 10/18/2002.

Table No. 13 lists the high and low sales prices on the TSX Venture Exchange for the last six months, last three fiscal quarters, and last fiscal year.

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 01/31/06	$0.14	$0.11
Month Ended 12/31/05	$0.14	$0.10
Month Ended 11/30/05	$0.17	$0.10
Month Ended 10/31/05	$0.17	$0.13
Month Ended 09/30/05	$0.16	$0.10
Month Ended 08/31/05	$0.11	$0.08
Month Ended 07/31/05	$0.10	$0.08

Fiscal Year Ended 8/31/05	$0.26	$0.08
Fiscal Year Ended 8/31/04	$0.90	$0.10
Fiscal Year Ended 8/31/03	$0.14	$0.06
Fiscal Year Ended 8/31/02	$0.20	$0.04
Fiscal Year Ended 8/31/01	$0.24	$0.06

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are 100 million common shares authorized. As of December 22, 2005 a total of 16,688,755 shares were issued and outstanding.

All shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Issuer’s contacting documents.

Pacific Corporate Trust (located at 625 Howe Street, 10th Floor, Vancouver, British Columbia Canada V6C 3B8) is the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Issuer are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Issuer, holders of common shares are entitled to receive pro rata the assets of Issuer, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).  Unless the Act or the Issuer's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approval by a vote of a majority of the votes cast in respect of the matter at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Issuer while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 14 lists, as of 1/16/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 1/16/2006, the Issuer was aware of 43 holders of its 4,000,000 share purchase warrants, 37 of whom were resident in Canada, 1 offshore and 5 in the United States.  These warrants were issued in conjunction with three private placements and the purchase of a total of 4,000,000 common shares.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

12/20/2004	1,650,000	1,650,000	$0.25	-	12/20/2006
02/04/2005	850,000	850,000	$0.25	-	12/20/2006
10/28/2005	1,500,000	1,500,000`	$0.12	$0.15	10/28/2007

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 8/31/2005, 8/31/2004, and 8/31/2003, there were 100,000,000 common shares without par value authorized.  At 8/31/2005, there were 15,138,755 common shares issued and outstanding.  As of 8/31/2004 there were 12,368,755 and at 8/31/2003 there were 7,785,005 common shares issued and outstanding.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash other than the 10,000 shares, which were issued as a finder’s fee in conjunction with the Brander Lake Property.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 8 and Table No. 10.---

10.A.6.  History of Share Capital

The Issuer has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Exercise of stock options	150,000	$22,500.00
	Issued for finder’s fee	10,000	$1,000.00
Fiscal 2000	Exercise of stock options	48,000	$7,200
	Share Consolidation	(7,540,023)	Nil
	Exercise of stock options	195,000	$33,150.00
	Private Placement	750,000	$112,500
	Private Placement	500,000	$75,000
Fiscal 2001	Exercise of stock options	120,000	$18,000
	Private Placement	470,000	$47,000
	Private Placement	3,000,000	$347,000
Fiscal 2002	Exercise of warrants	15,000	$1,950
	Private Placement	1,000,000	$100,000
Fiscal 2003	Nil	Nil	Nil
Fiscal 2004	Exercise of warrants	1,028,750	$137,188
	Private Placement	3,505,000	$465,750
	Exercise of options	50,000	$7,500
Fiscal 2005	Exercise of options	200,000	$30,000
	Private Placement	2,500,000	$375,000
Fiscal 2006 to date	Private Placement	1,500,000	$150,000

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

Jet Gold Corporation (“Jet Gold”, the “Company” or the “Issuer”) was formed under the British Columbia Company Act on 4/24/1987 under the name “Veto Resources Ltd.”  On 1/24/1997, the Company changed its name to “Baron Gold Corp.” and new Articles were adopted.  On 3/23/1998 the Company changed its name from “Baron Gold Corp.” to “BG Baron Group Inc.”  On 10/5/1999, the Company changed its name to “Consolidated BG Baron Group Inc.” On 4/3/2000, the Company changed its name from “Consolidated BG Baron Group Inc.” to “In-Sync Industries Inc.”  On 5/27/2003 the Company changed its name from “In-Sync Industries Inc.” to “Jet Gold Corp.”. Due to the replacement of the British Columbia Company Act with the Business Corporations Act (the “Corporations Act”), the Company adopted new Articles of Incorporation dated August 17, 2005.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under Article 18 of the Company’s Articles and Bylaws and Division 3 of the Corporations Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm unless the Company in general meeting directs otherwise.

Article 18 of the Company’s bylaws address the duties of the directors, and Article 19 addresses Committees of the Board of Directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Corporations Act.

Article 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, or give other security, on the whole or any part of the property or assets of the Company, both present and future.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

Article 21 provides for the mandatory indemnification of Directors, Officers, former officers and directors, alternate directors, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the Corporations Act. The indemnification includes the mandatory payment of expenses.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by special resolution, create, define, and attach special rights or restrictions on any shares and by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles to vary or abrogate any special rights and restrictions attached to any shares.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Corporations Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Corporations Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

10.C.  Material Contracts

The Company currently has 2 contracts in effect which it considers to be material.

Set Ga Done Agreement

Under an agreement between the Company and Leeward Capital dated March 31, 2003, the Company agrees to earn an equal interest with Leeward in the 80% interest that can be earned in the 700 square kilometer block in Shan State, Union of Myanmar by providing the initial US$200,000 for use of acquisition, exploration and development of the Set Ga Done gold prospect. After the initial expenditures, all further expenditures will be shared equally between the Company and Leeward.

A copy of this agreement was filed with the Company’s initial 20-F Registration Statement.

Atlin Agreement

Under an agreement between the Company and David Javorsky dated August 20, 2005, the Company agrees to an option to acquire a 100% interest in 18 mineral claims in the Atlin Mining District of British Columbia, Canada. The option price is the payment of $5,000, the issuance of 200,000 common shares of the Company under the following schedule

a.

50,000 shares upon signing of the option agreement and approval of the TSX Venture Exchange;

b.

50,000 shares after the expenditure of $50,000 in work;

c.

50,000 shares after the expenditure of $75,000 in work;

d.

50,000 shares after the expenditure of $100,000 in work.

and the expenditures of $225,000 in exploration as follows

a.

the expenditure of $50,000 in the first year;

b.

the expenditure of $75,000 in the second year;

c.

the expenditure of $100,000 in the third year;

The Company will also issue 100,000 shares if the property is put into commercial production and be subject to a 2% net smelting return royalty on gold production.

One the conditions above have been met, the vendor will transfer 100% interest in the claims to the Company.

A copy of this agreement has been filed with this annual report.

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Issuer by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Issuer (a "U.S. Holder") who deals at arm's length with the Issuer, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Issuer and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Issuer unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Issuer was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Issuer at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Issuer will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Issuer.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Issuer's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Issuer's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Issuer's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Issuer's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Issuer may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Issuer will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Issuer has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Issuer is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Issuer is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Issuer has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

--- No Disclosure Necessary ---

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES The Issuer carried out an evaluation, under the supervision and with the participation of the Issuer’s management, including the Issuer’s President, of the effectiveness of the design and operation of the Issuer’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President concluded that the Issuer’s disclosure controls and procedures are effective in timely alerting them to information relating to the Issuer required to be included in the Issuer’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recently completed fiscal year ended 8/31/2005 that has affected, or is reasonably likely to affect, the Issuer’s internal control over financial reporting.  Nor were there any deficiencies or material weaknesses in the Issuer's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not currently have an “audit committee financial expert” serving on its audit committee. The Company’s operations are relatively straightforward, while current members of the audit committee have a high level of knowledge of public accounting, auditing, GAAP and public company operations. It is the objective of the Company to appoint a member to the Board of Directors with the required qualifications as its Audit Committee Financial Expert when warranted.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley definition. The Board of Directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.  The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation.  If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction.  Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The fees paid by the Company to its auditor, G. Ross McDonald, in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
August 31, 2005	$7,285		$600	Nil
August 31, 2004	$3,800		$500	$350

(1)

Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements

Unaudited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Issuer has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. Exhibits

The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements

Independent Auditors Report of Smythe Ratcliffe, dated December 2, 2005, and audit report of G. Ross McDonald dated December 8, 2004.

Balance Sheets at August 31, 2005 and 2004

Statements of Operations for the years ended August 31, 2005 and 2004.

Statements of Shareholders’ Equity for the years ended August 31, 2005 and 2004.

Statements of Cash Flows for the years ended August 31, 2005 and 2004.

Notes to Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

1.

Memorandum of Understanding between the Company and Leeward Capital Corporation regarding the Set Ga Done gold prospect in Myanmar dated March 31, 2003. (Previously Filed)

2.

Agreement between the Company and David Javorsky dated August 20, 2005 regarding the Atlin Property, British Columbia, Canada.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corporation

Registrant

Dated: March 9, 2006	Signed: /s/ Robert L. Card
Robert L. Card President and Director

JET GOLD CORP.

(An Exploration Stage Company)

Financial Statements

August 31, 2005, 2004 and 2003

(Canadian Dollars)

Index

Page

Management’s Responsibility For Financial Reporting

1

Auditors’ Report to the Shareholders

2-3

Financial Statements

Balance Sheets

4

Statements of Operations and Deficit

5

Statements of Cash Flows

6

Notes to Financial Statements

7-24

#

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Jet Gold Corp. have been prepared by and are the responsibility of the Company’s management.  The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by Smythe Ratcliffe, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Robert L. Card” (signed)

Robert L. Card

President

December 2, 2005

#

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF JET GOLD CORP.

(An Exploration Stage Company)

We have audited the balance sheet of Jet Gold Corp. (an Exploration Stage Company) as at August 31, 2005 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada

December 2, 2005

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards of the Public Company Accounting Oversight Board (PCAOB) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in note 1 to the financial statements.  Our report to the shareholders dated December 2, 2005, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, Canada

December 2, 2005

#

AUDITOR’S REPORT

TO THE SHAREHOLDERS OF JET GOLD CORP.

I have audited the balance sheet of Jet Gold Corp. as at August 31, 2004 and the statements of operations and deficit and cash flows for the years ended August 31, 2004 and 2003.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and the results of its operations and cash flows for the years ended August 31, 2004 and 2003 in accordance with generally accepted accounting principles in Canada.

“G. Ross McDonald”  (signed)

G. Ross McDonald

Chartered Accountant

Vancouver, British Columbia

December 8, 2004

#

#

See notes to financial statements.

JET GOLD CORP. (An Exploration Stage Company) Balance Sheets August 31 (Canadian Dollars)

	2005	2004

Assets
Current
Cash	$5,644	$22,560
Cash, exploration funds (note 12)	0	48,996
Short-term investments	233,000	192,712
Amounts receivable	7,069	8,709
Prepaid expenses	40,585	547

	286,298	273,524
Mineral Properties (notes 3 and 5)	472,163	378,218

Oil and Gas Interest (note 6)	29,234	0

Equipment (note 8)	3,648	4,333

	$791,343	$656,075

Liabilities

Current
Accounts payable and accrued liabilities	$18,878	$89,117

Shareholders’ Equity

Capital Stock (note 9)	3,947,319	3,500,355
Contributed Surplus	236,171	160,473
Deficit	(3,411,025)	(3,093,870)

	772,465	566,958

	$791,343	$656,075

Subsequent Events (note 15)

Approved on behalf of the Board:

“Robert L. Card”

………………………………..…..……  Director

Robert L. Card

“Robert M. Kaplan”

…………………………………….……  Director

Robert M. Kaplan

#

See notes to financial statements.

JET GOLD CORP. (An Exploration Stage Company) Statements of Operations and Deficit Years Ended August 31 (Canadian Dollars)
	2005	2004	2003

Expenses
Stock-based compensation	$105,062	$160,313	$0
Investor relations	49,098	64,656	0
Administration	48,000	48,800	16,200
Consultants	19,902	21,062	10,000
Legal, audit and accounting	14,333	38,717	18,502
Regulatory fees	12,814	16,413	6,533
Travel	8,911	7,453	478
Transfer agent	8,012	8,672	4,622
Office and miscellaneous	7,976	3,531	2,952
Rent	7,613	7,447	2,347
Printing and shareholder information	4,826	7,094	1,749
Telephone	3,603	4,884	788
Amortization	1,056	725	341

	291,206	389,767	64,512

Loss Before the Following	(291,206)	(389,767)	(64,512)
Interest income	5,581	4,168	0
Property expenses recovered	5,007	0	0
Gain on commodity contracts	0	0	64,851
Mineral properties written-off	(36,537)	(81,300)	0

Net Income (Loss) for Year	(317,155)	(466,899)	339
Deficit, Beginning of Year	(3,093,870)	(2,626,971)	(2,627,310)

Deficit, End of Year	$(3,411,025)	$(3,093,870)	$(2,626,971)

Basic and Diluted Loss Per Share	$ (0.02)	$ (0.04)	$ 0.00

Weighted Average Number of Shares Outstanding	14,242,207	10,549,320	7,785,005

#

See notes to financial statements.

JET GOLD CORP. (An Exploration Stage Company) Statements of Cash Flow Year Ended August 31 (Canadian Dollars)
	2005	2004	2003

Operating Activities
Income (loss) for year	$(317,155)	$(466,899)	$339
Items not involving cash
Amortization	1,056	725	341
Gain on commodity contracts	0	0	(64,851)
Mineral properties written-off	36,537	81,300	0
Stock-based compensation	105,062	160,313	0

Operating Cash Flow	(174,500)	(224,561)	(64,171)

Changes in Non-Cash Working Capital
Amounts receivable	1,640	(8,709)	7,941
Prepaid expenses	(40,038)	112	0
Accounts payable and accrued liabilities	(70,239)	73,933	10,415

	(108,637)	65,336	18,356

Cash Used in Operating Activities	(283,137)	(159,225)	(45,815)

Financing Activity
Shares issued for cash, net of issue costs	405,000	610,438	0

Investing Activities
Short-term investments	(40,288)	(192,712)	0
Cash, exploration funds	48,996	(48,996)	0
Mineral property costs	(117,882)	(401,075)	(20,912)
Oil and gas interests costs	(29,234)	0	0
Purchase of equipment	(371)	(4,080)	0
Gain on commodity contracts	0	0	64,851
Amounts receivable on commodity contracts	0	0	86,731
Commodity contract premiums	0	0	(117,392)

Cash Provided by (Used in) Investing Activities	(138,779)	(646,863)	13,278

Outflow of Cash
Cash, Beginning of Year	22,560	218,210	250,747

Cash, End of Year	$5,644	$22,560	$218,210

Supplemental Cash Flow Information

Shares Issued for Mineral Property	$12,600	0	$0

Other Cash Flow Information
Interest income	$5,581	4,168	$0
Interest expense	0	0	$0
Income tax expense	$0	0	$0

#

See notes to financial statements.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company is engaged in the exploration and development of mineral properties.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from their disposition.

These financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going-concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going-concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect the following policies:

(a)

Short-term investments

Short-term investments, consisting of short-term deposits, are carried at the lower of cost and quoted market value.

(b)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Mineral properties (Continued)

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(c)

Oil and gas interests

All of the Company’s oil and gas activities are conducted jointly with others. The financial statements reflect the Company’s proportionate interest in such activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized costs whereby all expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs, tangible costs such as those for equipment, casing and attachments, and completion costs as well as re-completion costs on both productive and non-productive wells.

Oil and gas interests are carried at the lower of capitalized costs, less accumulated depletion and amortization, and estimated net recoverable amount, which is the undiscounted aggregate of estimated future net revenues of proven oil and gas reserves, less estimated costs to develop those reserves, future administrative and general expenses, financing costs, restoration costs and income taxes. The calculations are based on prices and cost estimates at August 31, 2005, as determined by the Company and independent engineers. The recovery of oil and gas interests is evaluated annually to estimate the remaining oil and gas reserves. Actual results could differ from those estimates.

(d)

Equipment

Equipment is stated at cost less accumulated amortization.  Amortization is provided on a declining-balance basis on office furniture and equipment at 20% or 30% per annum.

(e)

Stock-based compensation

Effective September 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

During 2003, the CICA released amendments to Section 3870 which require the use of the fair value based method for all forms of employee stock-based compensation, including stock options, commencing on January 1, 2004.  The Company has elected for the early adoption of the amendments commencing September 1, 2003.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Stock-based compensation (Continued)

Prior to the adoption of the amendments, the Company had elected not to follow the fair value based method of accounting for stock options granted to directors, officers and employees.  No compensation expense was recognized when stock options were granted if the exercise price of the stock options granted was granted at market value.  Any consideration paid by directors, officers and employees on exercise of stock options or purchase of shares was credited to share capital.  However, additional disclosure of the effects of accounting for stock-based compensation to directors, officers and employees as compensation expense, using the fair value based method, was disclosed as pro-forma information.

(f)

Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares issued and outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share has not been presented as the effects of potential issuances of shares under options would be anti-dilutive, and therefore, basic and diluted loss per share are the same.

(g)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(h)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures, and rates for depletion and amortization.   Actual results could differ from those estimates.

(i)

Asset retirement obligation

Section 3110 of the CICA Handbook requires companies to recognize an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

#

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Commodity contracts

During 2003 and 2002, the Company purchased and sold options and futures commodity contracts on the open market for investment purposes. Premiums received on contracts that were to be settled in the future were recorded as a deferred credit upon receipt.  Realized gains and losses on completed contracts were recorded in the period of settlement.

3.

REALIZATION OF ASSETS

The investment in and expenditures on resource properties comprises a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the resource properties or from the proceeds of disposal.

4.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk with respect to its cash; however, this is minimized as cash is placed with major financial institutions.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

5.

MINERAL PROPERTIES

Expenditures incurred on the Company’s mineral properties during the years ended August 31, 2005 and 2004 are as follows:

		Set Ga
	Spring	Done	Ward	Winni	Atlin	Total

Balance, August 31, 2002	$ 37,532	$ 0	$ 0	$ 0	$ 0	$ 37,532

Acquisition costs	0	10,830	0	0	0	10,830
Exploration costs
Geological	8,643	0	0	0	0	8,643
Geophysical	1,439	0	0	0	0	1,439

Total additions during year	10,082	10,830	0	0	0	10,082

Balance, August 31, 2003	47,614	10,830	0	0	0	58,444

Acquisition costs	0	16,181	10,000	0	0	26,181
Exploration costs
Geological	0	141,479	10,000	0	0	151,479
Field	0	72,801	0	0	0	72,801
Drilling	0	33,240	0	0	0	33,240
Travel and accommodation	0	30,982	0	0	0	30,982
Geophysical	7,816	0	13,805	0	0	21,621
Assay	0	5,359	0	0	0	5,359
Mapping	2,607	505	0	0	0	3,112
Expenses recovery	(8,041)	0	0	0	0	(8,041)
Reclamation bond	0	66,840	0	0	0	66,840

Total additions during year	2,382	367,387	33,805	0	0	403,574
Reclamation bond recoverable	(2,500)	0	0	0	0	(2,500)
Properties written-off	(47,496)	0	(33,805)	0	0	(81,300)

Balance August 31, 2004	0	378,217	0	0	0	378,218

Acquisition costs	0	0	0	17,600	0	17,600
Exploration costs
Geological	0	42,446	0	3,150	20,694	66,290
Field	0	9,565	0	14,671	0	24,236
Travel and accommodation	0	3,779	0	0	0	3,779
Assay	0	10,125	0	0	0	10,125
Mapping	0	0	0	1,116	0	1,116
Renewal	0	7,336	0	0	0	7,336

Total additions during year	0	73,251	0	36,537	20,694	130,482
Property written off	0	0	0	(36,537)	0	(36,537)

Balance, August 31, 2005	$ 0	$ 451,468	$ 0	$ 0	$ 20,694	$ 472,163

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

5.

MINERAL PROPERTIES (Continued)

(a)

Spring Property, British Columbia

Pursuant to an agreement dated March 8, 2002, the Company was granted an option to acquire a 100% interest in four mineral claims located in the Similkameen Mining Division in consideration of a cash payment of $5,000 and incurring exploration expenditures of a minimum of $225,000 over a three-year period.

The Company terminated its option on the property. Acquisition and exploration expenditures, net of recoveries, in the aggregate of $47,495, have been written off as at August 31, 2004.

(b)

Set Ga Done Property, Union of Myanmar

On March 31, 2003, the Company entered into a memorandum of understanding (“MOU”) with Leeward Capital Corp. (“Leeward”) to participate in the acquisition, exploration and development of an exploration block consisting of 700 square kilometres located in Shan State, Union of Myanmar.  Pursuant to the MOU, the Company will expend an initial US $200,000 (done) in acquisition and exploration costs and will advance US $50,000 (done) as a refundable performance bank guarantee to the government of Myanmar. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the government of Myanmar. The 75% interest may be earned by expending approximately US $1,750,000 in exploration on the property over a three-year period and an additional US $1,000,000 on a feasibility study.  These expenditures will be shared equally between the Company and Leeward.  Once the interest has been earned, the Company and Leeward will each have a 37.5% interest in the property; with the government of Myanmar holding a 25% carried interest.

As at the date of these financial statements the Company and Leeward, due to circumstances beyond their control, have not met the minimum expenditure requirements of the second exploration year of the Set Ga Don agreement. The government of Myanmar and the Companies have agreed verbally to extend the prospecting period to January 2006 and to commence the exploration year of the agreement. It is the opinion of Management, based on these verbal representations, that these negotiations will be successfully completed.

(c)

Ward Property, British Columbia

The Company entered into an option agreement to acquire a 100% interest in the Ward Property located near Greenwood, British Columbia subject to a 2% net smelter return royalty.  The terms of the agreement call for the payment of $10,000 (paid), the issuance of 140,000 common shares of the Company and incurring exploration expenditures of $275,000 by December 31, 2005.

The Company terminated its option on the property. Acquisition and exploration expenditures in the aggregate of $33,805 have been written off as at August 31, 2004.

(d)

Winni Property, British Columbia

The Company entered into an option agreement to acquire the six claim Winni Mineral Claims located in the Lightening Peak area of the Vernon Mining Division, British Columbia. The terms of the option require a payment of $5,000 (paid), the issuance of 200,000 (50,000 issued) common shares in stages over four years, and a work commitment of $500,000 over four years. The first year requires a $50,000 exploration program. A finders fee of 20,000 shares (issued) is payable on the transaction.

5.

MINERAL PROPERTIES (Continued)

(d)

Winni Property, British Columbia (Continued)

The Company terminated its option on the property and acquisition and accordingly, exploration expenditures in the aggregate of $36,537 have been written off as at August 31, 2005.

(e)

Atlin Property, British Columbia

The Company has a first right of refusal to acquire the claims once it is satisfied of the value of proceeding further. The Company was required to provide $21,000 (completed) in exploration funds for exploration work on the property. Subsequent to August 31, 2005, the Company exercised its option and acquired the claims. See note 14(b).

6.

OIL AND GAS INTEREST

Stewart Prospect, Texas

The Company has acquired a 2.5% working interest (1.875% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas. The Company advanced $29,234 for its share of the estimated project costs.

7.

ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At August 31, 2005, the Company estimates that costs relating to future site restoration and abandonment based on work done to that date will be immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in exploration stage.  Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

The operations of the Company are complex, and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

8.

EQUIPMENT

		2005		2004
	Cost	Accumulated Amortization	Net	Net

Office furniture and equipment	$11,650	$8,002	$3,648	$4,333

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

9.

CAPITAL STOCK

Authorized

  100,000,000 common shares without par value

Issued

    15,138,755 common shares

	Shares	Amount

Balance, August 31, 2003	7,785,005	$2,882,577
Issued for cash
Exercise of warrants	1,028,750	137,188
Exercise of options	50,000	7,500
Private placement	3,505,000	465,750
Fair value of options exercised	0	7,340

Balance, August 31, 2004	12,368,755	3,500,355
Issued for cash
Exercise of options	200,000	30,000
Private placement	2,500,000	375,000
Issued for property	70,000	12,600
Fair value of options exercised	0	29,364

Balance, August 31, 2005	15,138,755	$3,947,319

(a)

Private placement

In December 2004, the Company closed the first tranche of a private placement and issued 1,650,000 units at $0.15 per share for cash proceeds of $247,500. Each unit consisted of one common share and one warrant with each warrant exercisable to acquire one additional common share at a price of $0.25 per share to December 20, 2005. Subsequent to August 31, 2005, the Company extended the expiry date on the warrants to December 20, 2006.

In February 2005, the Company closed the second tranche of the private placement and issued 850,000 units at $0.15 per share for cash proceeds of $127,500. Each unit consisted of one common share and one warrant with each warrant exercisable to acquire one additional common share at a price of $0.25 per share to February 20, 2006. Subsequent to August 31, 2005, the Company extended the expiry date on the warrants to December 20, 2006.

In November 2003, the Company closed the first tranche of a private placement and issued 505,000 flow-through units at $0.13 per share and 687,500 non-flow-through units at $0.15 per share for cash proceeds of $165,125. Each unit consisted of one common share and one half warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to November 25, 2004.

In January 2004, the Company closed the second tranche of the private placement and issued 2,312,500 non-flow-through units at $0.13 per share for cash proceeds of $300,625. Each unit consisted of one common share and one-half warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to January 23, 2005.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(b)

Warrants

As at August 31, 2005, the Company has warrants outstanding for the purchase of a total of 4,223,750 common shares as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2004	Issued	Exercised	Expired	Outstanding August 31, 2005

November 25, 2005	$ 0.25	567,500	0	0	0	567,500
November 25, 2005	$ 0.25	1,156,250	0	0	0	1,156,250
December 20, 2006*	$ 0.25	0	1,650,000	0	0	1,650,000
December 20, 2006*	$ 0.25	0	850,000	0	0	850,000

		1,723,750	2,500,000			4,223,750

*expiry dates extended note 9(a).

(c)

Stock options

During 2004, the Company received acceptance from the TSX Venture Exchange for a stock option plan, which authorizes the board of directors to grant options for the purchase of common shares of the Company. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. As at August 31, 2005, there are 850,000 stock options outstanding as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2004	Granted	Exercised	Expired/ Cancelled	Outstanding August 31, 2005	Exercisable August 31, 2005

October 27, 2008	$ 0.15	700,000	0	200,000	100,000	400,000	400,000
March 12, 2009	$ 0.20	250,000	0	0	150,000	100,000	100,000
March 26, 2009	$ 0.20	50,000	0	0	0	50,000	50,000
September 29, 2009	$ 0.20	0	500,000	0	275,000	225,000	225,000
December 31, 2009	$ 0.20	0	75,000	0	0	75,000	75,000

		1,000,000	575,000	200,000	525,000	850,000	850,000

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(d)

Option compensation

Pursuant to the CICA standard of accounting for stock-based compensation (note 2(e)), the fair value of stock options granted, and which vested, to directors, employees and consultants, in the amount of $105,062 has been recorded as an expense in the year ended August 31, 2005.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004

Weighted average
Risk-free interest rate	2.97%	2.97%
Expected dividend yield	0	0
Expected stock price volatility	116%	116%
Expected option life in years	3	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(e)

Contributed surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2005	2004

Contributed surplus, beginning of year	$160,473	$7,500
Stock option expense for year	105,062	160,313
Stock options exercised during the year	(29,364)	(7,340)

Contributed surplus, end of year	$236,171	$160,473

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

CAPITAL STOCK (Continued)

(f)

Escrow shares

A total of 1,000,000 common shares were subject to an escrow agreement signed in previous years. These shares are subject to a time release over a three-year period from January 23, 2004 as follows:

(i)

100,000 shares - January 23, 2004 (released);

(ii)

150,000 shares - July 23, 2004 (released);

(iii)

150,000 shares - January 23, 2005 (released);

(iv)

150,000 shares - July 23, 2005 (released);

(v)

150,000 shares - January 23, 2006;

(vi)

150,000 shares - July 23, 2006; and

(vii)

150,000 shares - January 23, 2007.

At August 31, 2005, the Company had released a total of 550,000 shares from escrow, leaving a balance of 450,000 shares still in escrow at year-end.

10.

RELATED PARTY TRANSACTIONS

(a)

The Company paid $48,000 (2004 - $48,800; 2003 - $16,200) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $7,613 (2004 - $7,447; 2003 - $2,347) for office rent to a company controlled by the president. The Company paid $12,000 (2004 - $10,500; 2003 - $Nil) to a company controlled by an officer of the Company for administrative services.

(b)

During the year ended August 31, 2005, a director of the Company exercised options to acquire 200,000 shares for proceeds of $30,000.

(c)

During the year ended August 31, 2005, directors and officers of the Company acquired an aggregate of 910,000 units of the private placement referred to in note 9(a) for proceeds of $136,500.

(d)

During the year ended August 31, 2004, directors of the Company acquired an aggregate of 280,000 non-flow-through units and 285,000 flow-through units of the private placement referred to in note 9(a) for proceeds of $73,450.

(e)

During the year ended August 31, 2004, directors of the Company exercised warrants to acquire 301,250 shares for proceeds of $39,163.

(f)

During the year ended August 31, 2004, a company related by virtue of a common director and common officer acquired a total of 2,312,500 units of the Company for cash proceeds of $300,625 (note 9(a)).

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

11.

INCOME TAXES

As at August 31, 2005, the Company has non-capital losses of approximately $772,000, which may be applied against future income for Canadian income tax purposes.  The potential future tax benefits of these losses have not been recorded in these financial statements.  The losses expire as follows:

2006	$92,000
2007	162,000
2008	79,000
2009	3,000
2010	35,000
2014	226,000
2015	175,000

$772,000

The Company also has $338,549 of capital losses, which may be applied against future capital gains for Canadian income tax purposes.  The capital losses are without expiry.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004	2003

	35.62%	35.62%	37.62%

Income tax benefit computed at Canadian statutory rates	$112,971	$166,309	$(128)
Temporary differences not recognized in year	364	765	(11,245)
Permanent differences incurred in year	(50,247)	(86,537)	0
Unrecognized tax losses	(63,088)	(80,537)	11,373

	$0	$0	$0

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004

Future income tax assets
Temporary differences in assets	$157,367	$143,976
Non-capital losses carried forward	275,358	286,396
Capital losses carried forward	69,201	60,296

	501,926	490,668
Valuation allowance for future income tax assets	(501,926)	(490,668)

Future income tax assets, net	$0	$0

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

11.

INCOME TAXES (Continued)

Cash, exploration funds

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration. The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.

During fiscal 2004, the Company raised $73,225 from the issue of flow-through shares and has renounced this amount to flow-through shareholders.  As at August 31, 2005, the amount of flow-through proceeds remaining to be expended by the Company on CEE is $nil.

12.

SEGMENTED DISCLOSURE

The Company has one operating segment, being the exploration and development of mineral properties.  All of the Company’s assets are located in Canada, with the exception of $378,217 of costs incurred in connection with the Set Ga Done project located in the Union of Myanmar (note 5).

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Recent accounting pronouncements

(i)

FAS 153, Exchanges of Non-Monetary Assets.  The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of this Statement should be applied prospectively.  There is no impact on the Company’s financial statements.

(ii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46, or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)  (Continued)

(a)

Recent accounting pronouncements (Continued)

(iii)

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25.SFAS 123(R) is effective for all annual periods beginning after June 15, 2005.  In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized (note 5).  Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects, properties, and oil and gas interests are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property, and oil and gas interests, and their eventual disposition are less than the carrying amount of the mining project, property, or oil and gas interest, an impairment is recognized based upon the estimated fair value of the mining project, property, or oil and gas interest. Fair value generally is based on the present value of estimated future net cash flows for each mining project, property, or oil and gas interest, calculated using estimated mineable reserves, mineral resources, and oil and gas reserves based on engineering reports, projected rates of production over the estimated mine or well life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders’ equity

	2005	2004

Total assets for Canadian GAAP	$791,343	$656,075
Adjustments to US GAAP - deferred expenditures	(472,163)	(378,218)
Adjustments to US GAAP - oil and gas interests	(29,234)	-

Total assets for US GAAP	$289,946	$277,857

Total liabilities per Canadian GAAP	$18,878	$89,117

Total liabilities for US GAAP	$18,878	$89,117

Total equity for Canadian GAAP	772,465	566,958
Adjustments to US GAAP	(501,397)	(378,218)

Total equity for US GAAP	271,068	188,740

Total equity and liabilities for US GAAP	$289,946	$277,857

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(d)

Reconciliation of loss reported in Canadian GAAP and US GAAP

	2005	2004	2003

Statement of operations for year ended August 31
Reconciliation of net loss from Canadian GAAP to US GAAP
Net income (loss) per Canadian GAAP	$(317,155)	$(466,899)	$339
Mineral properties written-off	36,537	81,300	0
Acquisition of mineral properties	(17,600)	(26,181)	(10,830)
Acquisition of oil and gas interests	(29,234)	0	0
Exploration and development costs, net	(112,882)	(374,894)	(10,082)

Net loss per US GAAP	$(440,334)	$(786,674)	$(20,573)

Net loss per share in accordance with Canadian GAAP
GAAP	$ (0.02)	$ (0.04)	$ 0.00
Total differences	(0.01)	(0.03)	0.00

Net loss per share in accordance with US GAAP	(0.03)	(0.07)	0.00

Weighted average number of shares
outstanding	14,242,207	10,549,320	7,785,005

(e)

Comprehensive loss

Years ended August 31	2005	2004	2003

Net loss per US GAAP	$(440,334)	$(786,674)	$(20,573)
Other comprehensive income (loss)	0	0	0

Comprehensive loss per US GAAP	$(440,334)	$(786,674)	$(20,573)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(f)

Statement of cash flows

Years ended August 31	2005	2004	2003

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(283,137)	$(159,225)	$(45,815)
Adjustments to net loss involving use of cash
Write-off expenditures on mineral interests	(117,882)	(401,075)	(20,912)
Write-off expenditures on oil and gas interests	(29,234)	0	0

Net cash used in operating activities of continuing operations in accordance with US GAAP	(430,253)	(560,300)	(66,727)

Net cash from (used in) investing activities of continuing operations in accordance with Canadian GAAP	(138,779)	(646,863)	13,278
Reclassification of expenditures on mineral property interests	117,882	401,075	20,912
Reclassification of expenditures on oil and gas interests	29,234	0	0

Net cash from (used in) investing activities continuing operations in accordance with US GAAP	8,337	(245,788)	34,190

Net cash flows from financing activities continuing operations in accordance with Canadian and US GAAP	405,000	610,438	0

Net increase in cash in accordance with Canadian and US GAAP
Cash, beginning of year in accordance with Canadian and US GAAP	22,560	218,210	250,747

Cash, end of year in accordance with Canadian and US GAAP	$5,644	$22,560	$218,210

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2005, 2004 and 2003

(Canadian Dollars)

14.

SUBSEQUENT EVENTS

(a)

On September 1, 2005, the Company granted stock options to officers, directors, employees and investor relations services to acquire up to 650,000 common shares. These options are exercisable at $0.10 per share and can be exercised for a period of five years.

(b)

On September 15, 2005, the Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 upon signing and approval of the TSX Venture Exchange (issued), 50,000 shares after $50,000 in work, 50,000 shares after an additional $75,000 in work, and 50,000 after an additional $100,000 in work. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period, as follows:  $50,000 by August 20, 2006, a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008.The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production.

(c)

On October 31, 2005, the Company closed a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from date of closing of the private placement. A finder’s fee in the amount of $5,750 was paid.

(d)

On October 31, 2005, the Company received TSX Venture Exchange approval to extend the expiry date of 2,500,000 warrants that were to expire on December 20, 2005 and February 4, 2005. The new expiry date is December 20, 2006 and the exercise price will remain at $0.25 per warrant.

(e)

On November 25, 2005, 1,723,750 warrants expired unexercised.

#