Form 20-F
period 2006-08-31
JET GOLD CORP
filed 2007-02-28
CIK 1318596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2006

OR

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[     ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

JET GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           20,223,755 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes XXX   No ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  XXX  N/A  ___

Index to Exhibits on Page 60

JET GOLD CORPORATION

FORM 20-F ANNUAL REPORT

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

#

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 2/7/2007 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

Robert L. Card (1) (2)	69	May 18, 2001
Leonard Harris (5)	69	February 15, 2006
Robert M Kaplan (1) (3)	69	October 14, 2003
Keith E. Robinson (1) (4)	65	October 27, 2003
Zigurts Strauts (6)	59	October 25, 2006

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Suite 1102, 475 Howe Street, Vancouver, B.C. Canada V6C 2B3

(3)

Suite 1102, 475 Howe Street, Vancouver, B.C. Canada V6C 2B3

(4)

Suite 1102, 475 Howe Street, Vancouver, B.C. Canada V6C 2B3

(5)

Suite 1102, 475 Howe Street, Vancouver, B.C. Canada V6C 2B3

(6)

136-1959 152nd Street, Surrey, B.C. Canada V4A 9E3

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 2/7/2007, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

Robert L. Card, President	69	May 13, 2003
Blaine Y. Bailey, Chief Financial Officer	55	December 2, 2004
Lana B. Turner, Corporate Secretary	52	April 7, 2003

_____________________________________________________________________________

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

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Tupper Jonsson Yeadon

Contact: Lee S. Tupper

1177 West Hastings Street

Suite 1710

Vancouver, B.C. CANADA V6E 2L3

Telephone: 604-640-6358

The Company’s bank is:

Bank of Montreal

Commercial Banking

595 Burrard Street

Vancouver, B.C. CANADA V7X 1L7

Telephone: 604-665-2609

1.C Auditors

The Company’s auditor is:

Smythe Ratcliffe LLP, Chartered Accountants

7th Floor - 355 Burrard Street

Vancouver, B.C. CANADA V6C 2G8

Telephone: 604-687-1231

Facsimile: 604-688-4675

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2006 and 2005 ended August 31st was derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountant, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2004 ended August 31st was derived from the financial statements of the Company that have been audited by G. Ross McDonald, independent Chartered Accountant as indicated in their audit reports. G. Ross McDonald subsequently merged with Smythe Ratcliffe LLP and therefore there was no change of auditor. The selected financial data of the Company for Fiscal 2003 and 2002 ended August 31st was derived from the financial statements of the Company that were audited by G. Ross McDonald, independent Chartered Accountant; these financial statements are not included herein.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 8/31/06	Year Ended 8/31/05	Year Ended 8/31/04	Year Ended 8/31/03	Year Ended 8/31/02
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($359)	($317)	($467)	$339	($54)
Basic Income (Loss) Per Share	($0.02)	($0.02)	($0.04)	$0.00	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	17,754	14,242	10,549	7,785	7,029
Period-end Shares	20,223	15,139	12,369	7,785	7,785

Working Capital	$530	$267	$184	$204	$224
Mineral Property Interests	$742	$472	$378	$58	$38
Oil and Gas Interests	$107	$29	Nil	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$4,876	$3,947	$3,500	$2,890	$2,890
Shareholders’ Equity (Deficit)	$1,383	$772	$567	$263	$263
Total Assets	$1,419	$791	$656	$278	$385

US GAAP
Net Loss	($733)	($477)	($845)	($40)	($84)
Loss Per Share	($0.04)	($0.03)	($0.08)	$0.00	($0.01)
Mineral Properties	$0	$0	$0	$0	$0
Shareholders’ Equity	$533	$271	$189	$223	N/A
Total Assets	$569	$290	$278	$238	N/A

--------------------------------------------------------------------------------

 (1)  a)

Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

b)

Under SEC interpretation of US GAAP, all exploration costs related to exploration-stage mineral properties are expensed in the period incurred.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

January 2007		$1.19	$1.16	$1.19
December 2006		1.17	1.14	1.17
November 2006		1.25	1.13	1.14
October 2006		1.14	1.12	1.12
September 2006		1.13	1.11	1.12
August 2006		1.13	1.11	1.11

Quarter Ended 11/30/2006	$1.12	$1.14	$1.11	$1.14
Quarter Ended 11/30/2005	1.17	1.20	1.16	1.17

Fiscal Year Ended 8/31/2006	$1.14	$1.18	$1.10	$1.11
Fiscal Year Ended 8/31/2005	1.23	1.26	1.19	1.19
Fiscal Year Ended 8/31/2004	1.30	1.39	1.27	1.31
Fiscal Year Ended 8/31/2003	1.45	1.59	1.33	1.39
Fiscal Year Ended 8/31/2002	1.57	1.61	1.51	1.56

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 11/30/2006.

Table No. 5

Capitalization and Indebtedness

As of November 30, 2006

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
20,398,755 shares issued and outstanding	$4,900,950
Retained Earnings (deficit)	($3,856,099)
Net Stockholders’ Equity	$1,333,805

Stock Options Outstanding (At 2/7/2007):	1,485,000
Warrants Outstanding (At 2/7/2007):	4,030,000
Preferred Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Associated with Resource Exploration:

Jet Gold is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have a Negative Effect on the Company:

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover resource deposits but from finding resource deposits which, though present, are insufficient in quantity and quality to return a profit from production or are not legally able to be extracted.  There can be no assurance that minerals or hydrocarbons recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. The marketability of minerals or hydrocarbons acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of gathering or milling facilities, commodity markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of commodities, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Jet Gold Has No Reserves on the Resource Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The resource properties in which Jet Gold has an interest or the concessions in which Jet Gold has the right to earn an interest are in the exploratory stage only and are without known reserves.  If Jet Gold does not ultimately identify reserves, it would have to cease operations on those properties and would have to write off its entire investment in those properties.

Cumulative Unsuccessful Exploration Efforts By Jet Gold Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Jet Gold in the exploration of its properties as described herein may not result in discoveries of recoverable resources in commercial quantities.  Most resource exploration projects do not result in the discovery of commercially mineable ore or hydrocarbons and this occurrence could ultimately result in Jet Gold having to cease operations. If that were the case, investors would lose their entire investment in the company.

The Resource Industry is Highly Competitive:

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals or oil and gas at lower costs which would have a negative effect on the Company’s operations.

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

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Resource Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Jet Gold to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada; Federal, State and Local authorities in Texas; and Federal authorities in Myanmar.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

Risks Associated with the Financing Requirements of the Company:

Jet Gold is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders”

The Company, while engaged in the business of exploring resource properties, is dependent on additional financing for its planned exploration programs for the next twelve months as outlined herein. The ongoing exploration of the Company’s resource properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Management anticipates raising the necessary funds by means of equity financing; However, such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s resource properties, as well as the possible loss of its interests in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

Jet Gold Has No Positive Cash Flow, No History of Earnings, and Has a History of Net Losses:

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss, as of the latest fiscal year end, since the Issuer’s inception of the development stage, according to U.S. GAAP, is ($4,625,523).  The Issuer does not know if it will ever generate material revenue from mining or oil and gas operations, or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Dilution Through Employee/Director/Consultant Options and Outstanding Common Stock Purchase Warrants Could Adversely Affect Jet Gold’s Stockholders:

Because the success of Jet Gold is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. The Company currently has 1,485,000 share purchase options outstanding  Jet Gold has also issued common share purchase warrants with certain of its equity financings, and currently has 4,030,000 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 21,398,755 (as of 2/7/2007) to 26,913,755.  This represents an increase of 25.77% in the number of shares issued and outstanding and would result in significant dilution to current shareholders. (For a breakdown of dilution, refer to the risk factor entitled: “Jet Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

Risks Associated with an Investment in the Securities of the Company:

Jet Gold is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Jet Gold’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Jet Gold’s growth will depend, on the efforts of its Senior Management, particularly its President, Robert Card, Chief Financial Officer Blaine Bailey, and its Corporate Secretary, Ms. Lana Turner.

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

The Issuer has an unlimited number of common shares without par value authorized.  At 8/31/2006, the end of the Company's most recent fiscal year, there were 20,223,755 common shares issued and outstanding. At 2/7/2007 there were 21,398,755 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Exercise of stock options	150,000	$22,500
	Issued for finder’s fee (1)	10,000	$1,000

Fiscal 2000	Exercise of stock options	48,000	$7,200
	Share Consolidation (2)	(7,540,023)	Nil
	Exercise of stock options	195,000	$33,150.00
	Private Placement (3)	750,000	$112,500
	Private Placement (4)	500,000	$75,000

Fiscal 2001	Exercise of stock options	120,000	$18,000
	Private Placement (5)	470,000	$47,000
	Private Placement (6)	3,000,000	$347,000

Fiscal 2002	Exercise of warrants (7)	15,000	$1,950
	Private Placement (8)	1,000,000	$100,000

Fiscal 2003	Nil	Nil	Nil

Fiscal 2004	Exercise of warrants (9)	1,028,750	$137,188
	Private Placement (10)	3,505,000	$465,750
	Exercise of options	50,000	$7,500

Fiscal 2005	Private Placement (11)	2,500,000	$375,000
	Exercise of stock options (12)	200,000	$30,000
	Issued for property(13)	70,000	$12,600

Fiscal 2006	Private Placement (14)	1,500,000	$150,000
	Private Placement (15)	2,250,000	$562,500
	Exercise of warrants	595,000	$71,400
	Exercise of options	290,000	$34,000
	Issued for property (16)	450,000	$129,500

Fiscal 2007	Private Placement (17)	1,000,000	$150,000
to date	Exercise of warrants	125,000	$15,000
	Exercise of options	50,000	$5,000

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

(11)

Pursuant to this private placement, the Company sold 1,650,000 units in its first tranche at a price of $0.15 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 until December 20, 2005.The Company sold 850,000 units in the second tranche at a price of $0.15 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 until February 4, 2006.

(12)

These options were exercised by Robert L. Card, the President of Jet Gold.

(13)

50,000 shares were issued to acquire an interest in the Winnie property and 20,000 shares were issued as a finders fee.

(14)

On October 31, 2005, the Company closed a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from the date of closing of the private placement.

(15)

On April 13, 2006, the Company closed a private placement of 2,250,000 units at a price of $0.25 per unit for proceeds of $562,500. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.35 for a period of two years from the date of closing of the private placement. The Company also paid a finders’ fee of $45,000 cash and granted 225,000 options exercisable at $0.25 for a period of two years, with each option exercisable into one common share unit consisting of one common share and one common share purchase warrant exercisable at a price of $0.35 for the period of two years from closing.

(16)

These shares include 50,000 common shares issued under the agreement to acquire a 100% interest in the Atlin property and 400,000 common shares issued under the Naskeena property agreement.

(17)

On January 9, 2007, the Company closed the private placement of 900,000 flow through common share units at a price of $0.15 per flow through unit for proceeds of $135,000, and 100,000 non-flow through common share units at a price of $15,000 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 for a period of two years from the date of closing of the private placement.

Capital Expenditures

Fiscal Year Ended August 31	Total Capital Expenditures

Fiscal 2002	$ 37,531 (1)
Fiscal 2003	$ 20,912 (2)
Fiscal 2004	$ 405,155 (3)
Fiscal 2005	$ 147,487 (4)
Fiscal 2006	$ 374,545 (5)

(1)

All of these expenditures relate to the Spring Property located in the province of British Columbia. $5,000 was the initial payment for the property; $16,845 related to geological explorations costs; $13,186 related to geophysical exploration costs; and, $2,500 was for the payment of a reclamation bond.

(2)

$10,830 of this amount was related to the acquisition cost of the Set Ga Done Property and $8,643 was in payment of geological exploration costs on the Spring Property and $1,439 was in payment of geophysical exploration costs on the Spring Property.

(3)

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

(4)

During the fiscal year, the Company spent $73,251 on the Set Ga Done Property. This consisted of the following exploration costs: geological in the amount of $42,446; field expenses in the amount of $9,565;  travel in the amount of $3,779; assaying expenses in the amount of $10,125; and, renewal in the amount of $7,336. The Company also acquired the Winni claim and spent $5,000 in acquisition; geological in the amount of $3,150; field expense in the amount of $14,671; and mapping in the amount of $1,116. The company also spent $20,694 for geological expenditures on the Atlin claim. The Company acquired a working interest in the Stewart oil and gas prospect spending $29,234 for its share of the estimated project costs, and $371 was related to the purchase of equipment.

(5)

During the fiscal year, the Company spent $270,677 on its mineral property interests and $103,869 on its oil and gas property interests. On the mineral properties, $122,000 was spent on acquisition costs on the Naskeena property and $7,500 for acquisition costs on the Altin property. $52,438 was spent on exploration of the Set Ga Done Property, including $1,325 for geological; Field expenses in the amount of $12,873; Drilling of $32,797; Assays of $2,593; and Consulting of $2,850. $12,914 was spent on exploration at the Naskeena property, including $1,500 on geological; $414 on Field, $3,000 on Consulting; and $8,000 on a Reclamation Bond. $75,825 was spent on exploration of the Atlin property, including $12,600 on Geological; $46,900 on Field; $3,929 on Mapping; $2,500 on a Reclamation Bond; and $9,896 on Trenching. .

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

In April 2003, the Company entered into a Memorandum of Understanding with Leeward Capital Corp. to participate in the acquisition and exploration of the Set Ga Done gold prospect located in Shan State, Union of Myanmar.  The proposed acquisition covered 700 square kilometers and is located in northeast Shan State across the Myanmar border from Yunnan Province in the Peoples Republic of China.  Under the terms of the Memorandum of Understanding the Company had to advance $50,000 as a refundable performance bank guarantee to the Government of Myanmar and expend the first $200,000 in acquisition and exploration costs to earn a 50% interest in the property with Leeward, following which costs will be shared equally.  The Government of the Union of Myanmar retains a 25% carried working interest.

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

At this same time, Jet Gold announced that it had entered into a new agreement to acquire six mining claims, Winnie property located in the Vernon Mining Division of British Columbia. The terms of the agreement pertain to the claims located in the Vernon Mining Division were that Jet Gold make a down payment of $5,000 (paid); issue 200,000 (70,000 issued) common shares to the vendor in stages over four years; and, agree to a work commitment of $500,000 over four years with a minimum of $50,000 being spent in the first year.

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

On August 30, 2005 the Company elected to participate in a 2.5% working interest (1.875% net revenue interest) in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. During the year ended 8/31/2006, the test well on the prospect was plugged and abandoned and $26,042 in exploration costs were written off leaving a carrying value of $5,410 in acquisition costs for the prospect at August 31, 2006.

On September 15, 2005, the Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia. The Company paid $5,000 in cash and will issue 200,000 common shares to the vendor over a three year period and, agreed to a work commitment of $225,000 over a three-year period with a minimum of $50,000 being spent in the first year. The Company will also issue an additional 100,000 shares if the property is put into commercial production and subject to a 2% net smelter return royalty on gold production. Under this agreement, 50,000 common shares were issued to the vendor in the fiscal year ended 8/31/2006.

In March 2006, the Company announced that it had entered into an option agreement to acquire a 100% interest in three coal licenses collectively known as the Naskeena property. To exercise its option, the Company must make cash payments to the vendor of $55,000, incur $600,000 in exploration expenditures over a three-year period, and issue a total of 2,000,000 common shares in 4 issuances based upon several milestones, including completion of a feasibility report and placing the property into commercial production. During the fiscal year ended 8/31/2006, 400,000 common shares were issued to the vendor under this agreement.

In July 2006, the Company and its joint venture partner, Leeward Capital, announced they had signed an agreement to option the Set Ga Done property to Quad Energy SA. Under the agreement, Quad Energy can earn up to a 51% interest in the joint venture by spending US$700,000 on exploration and development prior to January 7, 2008.

Jet Gold Corp. is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties.  Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2006

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital balance of $530,481 on 8/31/2006. On January 9, 2007, the Company closed a private placement of 1,000,000 units at a price of $0.15 per unit for proceeds of $150,000. The proceeds from this private placement will be used for exploration work on the Naskeena Coal Project and for general working capital purposes.

Use of Funds for Fiscal 2007

For Fiscal 2007, the Issuer estimates that it will expend $350,000 on general/administrative expenses and $200,000 on property acquisition/exploration expenses. Management believes it has sufficient working capital for fiscal 2007’s budgeted expenditures.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 8/31/2006 and 8/31/2005, the Company’s assets were located in Canada, Union of Myanmar and the United States; at 8/31/2004 and 8/31/2003 the Issuer’s assets were located in Canada and the Union of Myanmar.  At 8/31/2002 all of the Issuer’s assets were located in Canada.

8/31/2002:	$384,928 - Canada
8/31/2003:	$10,830 – Union of Myanmar $267,460 – Canada
8/31/2004:	$378,217 – Union of Myanmar $277,857 – Canada
8/31/2005	$451,468 – Union of Myanmar $29,234 – USA $310,641 -Canada
8/31/2006	$503,907 - Union of Myanmar $107,061 – USA $808,032 - Canada

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

The Issuer has no subsidiaries.

4.D.  Property, Plant and Equipment

This section first discloses where the Issuer’s office is located in Canada and then describes the mineral properties in which the Issuer has an interest. In the description of the mineral properties, it is disclosed that these properties are only exploration stage properties and that a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.  A discussion of the Naskeena Coal Project, which is currently the focus of the Company’s exploration efforts, is followed by a description of the Set Ga Done Property, which currently consists of 175 square kilometers and is located in northeast Shan State across the Myanmar border from the Yunnan Province in China, and a description of the Atlin and property, located in the Canadian province of British Columbia. The Company also has interests in two oil and gas exploration prospects, the Steward and Funk prospects, which are located in Texas, United States.

The Issuer’s executive offices are located in rented premises of approximately 790 sq. ft. at Suite 1102, 475 Howe Street, Vancouver, British Columbia CANADA V6C 2B3.  The Issuer began occupying these facilities on November 1, 2002.  Monthly rent is $500.00.

It is important to note that even if the Issuer completes its exploration program on the Naskeena coal project, or its joint-venture partner completes its exploration program on the Set Ga Done property, and the Company is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit (a reserve) on any of its projects.

The Naskeena Coal Property

The Naskeena Coal Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Under an agreement between the Company and Black Diamond Coal Prospecting Syndicate (“Black Diamond) dated March 17, 2006, the Company was granted an option to acquire a 100% interest in three coal license applications known as the Naskeena Coal Property.

To earn a 100% interest, the Company must make cash payments of $55,000 and issue 2,000,000 common shares of Jet to Black Diamond, and spend $600,000 in exploration on the property under the following schedule:

a)

Cash Payments

i)

$20,000 upon conversion of the coal license applications to formal coal licenses (Paid);

ii)

$35,000 upon approval of the Option Agreement by the TSX Venture Exchange (Paid).

b)

Exploration Expenditures

i)

Incur $100,000 on or before March 31, 2007;

ii)

Incur an additional $200,000 on or before March 31, 2008;

iii)

Incur an additional $300,000 on or before March 31, 2009.

c)

Common Share Issuances

i)

Issue 400,000 common shares on the date the option agreement is accepted for filing by the TSX Venture Exchange (Issued);

ii)

Issue 400,000 common shares on the first anniversary of the Approval Date, provided that the Company has completed the expenditure requirement and completed and filed a 43-101 compliant technical report on the Property;

iii)

Issue 500,000 common shares on completion by the Company of a feasibility report recommending that the Property be brought into commercial production; and

iv)

Issue 700,000 common shares upon the placement of the Property into commercial production.

This agreement is considered to be “non-arms length” as Robert Card, President of Jet Gold, owns a 25% interest in Black Diamond.

Size and Location

The project consists of 3 parcels totaling 45 square km located in Northwest British Columbia. The project is bisected by a paved road and lies 27 miles from a railhead in the town of Terrace and 100 miles from the Prince Rupert coal terminal. A high tension power line also bisects the project.

Property Geology

No recent exploration had been conducted on the project, and little is known about the geology. Coal seams are exposed at surface in several areas of the project, and much of the known deposit is adjacent to, but clear of, the Big Cedar River which runs through the project.

History and Previous Work

The property and its coal potential was first discovered through a government regional resource assessment program in 1914. However, due to a mapping error included in the 1914 report, the deposit was believed to lie to the west where follow-up exploration discovered only minor coal findings. Only recently was the map error discovered, and the actual coal deposit rediscovered.

Current and Anticipated Work

During the year ended 8/31/2006, the Company expended $12,914 on exploration on the property. This includes an $8,000 reclamation bond with the Province of British Columbia. The Company is planning a Phase 1 exploration program in fiscal 2007 which will consist of initial mapping to determine where the second phase of exploration will be conducted. The budget for Phase 1 is estimated at $20,000. Phase 2 will consist of excavator trenching to expose the outcropping coal beds for Phase 3 exploration, which will consist of drilling to determine the thickness of the coal seams and outline potential open pit mineable beds. The estimated budgets for Phase 2 and 3 are $40,000 and $100,000, respectively.

During the first quarter of fiscal 2007, the Company commenced fieldwork at Naskeena after receiving all final permits and coal licenses from the provincial Ministry of Mines. The mapping program discovered additional coal showings, and the coal-bearing area has been delineated to within the logical boundaries of eastern and western faults. Alteration is minimal, which suggests the area is an undisturbed portion of Bowser Basin sediments. The area of anomaly is roughly estimated at over 18,000 acres, and the northern portion is typically of shallow overburden and gentle dipping beds which may be conductive to open pit possibilities.

The Company originally anticipated beginning a diamond drill program on the original coal showing as well as 3 newly discovered showings, in November 2006. However, due to delays with the contracted driller and poor weather, the Company delayed the drilling until calendar 2007. In January 2007, the Company signed a contract with Driftwood Diamond Drilling Ltd. for diamond drilling to begin in late February or early March, depending on local weather conditions.

The Set Ga Done Gold Property

The Set Ga Done Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Set Ga Done Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company entered into a Memorandum of Understanding (“MOU”) with Leeward Capital (“Leeward”) to participate in the acquisition, exploration and development of an exploration block originally consisting of 700 square km, located in Shan State, Union of Myanmar.  Pursuant to the MOU, the Company expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward.  Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar.  The Government of Myanmar will hold a 25% carried working interest.  The joint interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-year period and an additional US$1,000,000 on a feasibility study.  The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the interest of the Company is 37.5%. Leeward received final approval on the concession agreement from the Government of Myanmar on December 10, 2003.

Under an agreement dated June 9, 2006, the Company and Leeward entered into a joint-venture partnership agreement with Quad Energy SA (“Quad”). Under the agreement, Quad can earn a 51% joint-venture interest in the property. To earn its interest, Quad must expend US$700,000 on exploration on the property prior to January 7, 2008. For each US$13,725 expended, Quad will earn a 1% interest (US$700,000 for 51%). Quad may terminate the agreement at any time based upon 30 days notice, but if Quad terminates the agreement prior to expending US$700,000, the Company and Leeward may repurchase Quad’s interest for the amount equal to the amount expended on exploration by Quad to earn such percentage interest.

If Quad expends the full US$700,000 to earn a 51% interest, Jet’s ownership of the joint-venture on the property will be reduced to 18.4%.

Size and Location

The Set Ga Done property originally consisted of 700 square kilometres and is located in Myanmar in Shan State. The concession is about 200 kilometres north-northeast of the city of Mandalay and 90 kilometres from the boundary of Myanmar and the Yunnan Province of China.

Under the terms of the original agreement with the Government of Myanmar, the size of the property must be reduced by 50% at stages during the exploration phase. During the fiscal year ended 8/31/2006, the joint-venture partners submitted the relinquishing report to the Government, which was accepted. Therefore, the current size of the project is 175 square km.

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

2006 Activities

During the year, the Company expended $52,438 on exploration on the property. These expenditures were incurred in preparation of a follow-up drill program utilizing a larger diamond drill than previously used. The diamond drill and equipment was imported into Myanmar and will be used by the new optionee, Quad Energy.

Anticipated 2007 Activities

Quad Energy, as the new optionee on the property, is expected to begin a drill program on the property in early 2007 after the monsoon season and as road construction is completed. This drilling will follow up the previously delineated Nga Mu Gyi gold zone and other gold anomalies on the property.

The Atlin Property, British Columbia

The Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 upon signing and approval of the TSX Venture Exchange (issued), 50,000 shares after $50,000 in work, 50,000 shares after an additional $75,000 in work, and 50,000 after an additional $100,000 in work. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period, as follows: $50,000 by August 20, 2006, a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008.The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production. The Company also acquired two placer mining claims which overlie the 18 mineral claims concurrent with the option agreement above.

Location

The Atlin Property consists of eighteen hardrock mining claims and two placer mining leases which overlie the hardrock claims, located in the Atlin Mining Division in British Columbia. The total area of the property is 292.89 hectares.

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

Current and Anticipated Work

During Fiscal 2006, the Company expended $75,825 on exploration at the Atlin property. The work included trenching to expose bedrock and any possible gold-bearing systems, as well as testing the placer gravels overlying the hardrock for gold content. In August 2006, the Company carried out sampling and trenching, including excavator trenching to bedrock in an ancient stream bed. Due to limitations in time and equipment, all the goals were not attained. Samples gathered during the program have been submitted for analysis.

Any future exploration program on the property will be dependent upon the results of the 2006 program as well as the results from the Company’s other projects. The Company has no current plans to expend exploration funds on the Atlin project in fiscal 2007.

Stewart Oil and Gas prospect, Texas

The Company has elected to participate in a 2 ½% working interest (1.875% net revenue interest) in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas. The Company paid $29,234 for its share of the estimated project costs in 2005.

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

Past Work by Jet Gold Corp.

The Stewart #1 well was placed online for flow testing on February 8, 2006. However, due to poor ongoing flow rates, the well was plugged and abandoned. During the year ended 8/31/2006, the Company wrote-off $26,042 in exploration costs related to the Stewart #1 well.

Current and Anticipated Work

The operator of the Stewart Prospect, Horizon Industries, prepared an expanded 3-D seismic data program on the prospect and surrounding lands. The data identified potential gas sands in the Frio formation at 3,000 feet and the Cook Mountain formation at 5,600 feet. The Stewart #2 well is being planned to be drilled to a total depth of 5,700 feet. Horizon has finalized a drilling contract for Stewart #2 with Arrow Drilling, which is expected to commence drilling in the first quarter of calendar 2007.

Funk Oil and Gas prospect, Texas

The company has elected to participate in a 5% working interest (0.725% net revenue interest) in a drilling program for natural gas in the Funk prospect located in Goliad County, Texas. The prospect is comprised of two tracts of 240 acres and 160 areas in an area of current natural gas production.

Location

The 400 acre Funk Prospect is located in Goliad County, Texas within the Middle Yegua gas trend.

Current and Anticipated Work

The project operator, Horizon Industries, commenced drilling the Horizon Funk No. 1 well in August 2006. The well was drilled to a total depth of 2,530 feet, and logs indicated 15 feet of pay extending from a depth of 2,018 feet to 2,033 feet. A 4-foot interval was perforated between 2,020 and 2,024 feet, and a flow test was performed. The well flowed dry gas at rates ranging from 306,000 cubic feet on an eight-64ths choke to 611,000 on a twelve-64ths choke.

In January 2007, Horizon Industries completed the drilling, logging and core sampling of the Horizon Funk No. 2 well which was drilled to a total depth of 6,606 feet. The target zone of the Yegua formation was intersected from a depth of 5,580 feet to 5,680 feet. A secondary zone in the Cook Mountain formation was intersected from 5,820 feet to 5,840 feet. Two net pay zones were also intersected in the Frio formation of 22 feet and 8 feet starting at 3,121 feet. The operator perforated the secondary pay zone in the Cook Mountain formation over 6 feet from 5,823 to 5,829 feet. The well flowed 925,000 cubic feet per day on an eight-64ths choke. Plans are to produce from this zone until depleted, then test and produce from the primary Yegua formation located uphole.

In addition to the Funk #1 and #2 wells drilled by Horizon, there are two existing shut-in wells on the prospect which have been tested for production tie-in. Horizon has also identified 6 additional prospective well locations on the prospect, and plans to drill 4 wells during calendar 2007.

The Company has advanced $120,513 to cover its share of anticipated project costs to November 30, 2006.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 8/31/2006, 8/31/2005, and 8/31/2004 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 13 to the Company’s audited annual financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.11 as of August 30, 2006, and was $1.19 as of January 30, 2007.

The Company has since inception financed its activities through the distribution of equity capital. The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Fiscal 2006 Ended 8/31/2006 vs. Fiscal 2005 Ended 8/31/2005

Overview

For the year ended August 31, 2006 the Company had a net loss of $359,187 ($0.02 per share) compared to a net loss of $317,155 ($0.02 per share) for the year ending August 31, 2005. The increase in Fiscal 2006 was due to higher Investor Relations expense of $99,678 (2005 - $49,098), Legal and Accounting of $37,739 (2005 - $14,333) and write-off of oil and gas interests related to the abandonment of the Stewart #1 well in the amount of $26,042 (2005 - $Nil).The Company expects to continue losses for Fiscal 2007 as it explores its mineral properties and expends funds on its oil and gas interests.

Expenses

General and administration expenses totaled $336,655 for the year ended August 31, 2006 compared to $291,206 in the prior year. The largest five items for this fiscal year were investor relations, stock-based compensation, administration, legal auditing and accounting and regulatory fees. Details of these five items are as follows:

Investor relations of $99,678 (2005 - $49,098) included the retention of an investor relations firm on a month to month basis, as well as web site development and mailings to investors. The prior year’s activities included promotions in trade magazines, web site development, and in-house investor relations activities. The Company expects to continue its investor relations activities in the next fiscal year.

Stock based compensation of $73,265 (2005 - $105,062) as a result of the Company continuing to issue stock options under the option plan. During the year, the Company granted 1,050,000 stock options.

Administration of $48,000 (2005 - $48,000) for management consulting to an officer and director as a result of the activity of the Company. The Company expects to expend the same amount in the next fiscal year.

Legal, audit and accounting of $37,739 (2005 - $14,333) consists of $11,870 (2005 - $5,083) for legal fees as a result of additional property acquisitions and private placements, and $25,869 (2005 - $9,250) for auditing and accounting.

Write off of Oil and Gas Properties was $26,042 (2005 - $Nil) which was related to the abandonment of the Stewart #1 well in Texas. No Mineral Interests were written-off in the current year compared to $36,537 written off in the prior year related to the dropping of the option on the Winni property.

In British Columbia, the Company incurred $7,500 of acquisition costs on the Atlin property and spent $75,825 exploration work. On the Naskeena Coal property, the Company incurred $122,000 of acquisition costs and spent $12,914 on exploration.

In Myanmar, the Company incurred no acquisition costs, and spent $52,438 exploration on the Set Ga Done property.

All other expenses are in the normal course of business.

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

Expenses

General and administration expenses totaled $291,206 for the year ended August 31, 2005 compared to $389,767 in the prior year. The largest four items for this fiscal year were stock-based compensation, investor relations, administration and legal, auditing and accounting. Details of these four items are as follows:

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

Liquidity and Capital Resources

As at August 31, 2006, the Issuer had working capital of $530,481. On January 9, 2007, subsequent to the end of the fiscal year, the Company closed a private placement of 1,000,000 units at a price of $0.15 for gross proceeds of $150,000. 900,000 units were flow-through units consisting of one flow-through common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 for until January 9, 2009. 100,000 of the units consisted of one common share and one common share purchase warrant with the same terms as above.

The Company estimates it will require working capital of $550,000 for fiscal 2007 allocated as follows:

General and Administrative Expenses

$350,000

Naskeena Coal Project

  200,000

Total

$550,000

The Company has no long-term debt obligations.

Fiscal 2006 Ended 8/31/2006

As at August 31, 2006, the Issuer had working capital of $530,481 as compared to working capital of $267,420 at August 31, 2005. The increase in working capital of $263,061was due to the private placement of 3,750,000 common shares, as well as the exercise of common stock options and warrants. Cash and cash equivalents of $520,310, receivables of $13,378, and prepaid expenses in the amount of $32,600 represented the current asset position at August 31, 2006.

Cash used for Operating Activities during Fiscal 2006 was ($261,246) including the net loss for the fiscal year of ($359,187). The adjustments in the category of items not affecting cash for the fiscal year were stock based compensation in the amount of $73,265; Oil and gas properties written off in the amount of $26,042; and, amortization in the amount of $836. Significant changes in non-cash working capital items were an decrease in accounts payable and accrued liabilities in the amount of $3,878, an increase in accounts receivable of $6,309, and an decrease in prepaid expenses in the amount of $7,985.

Investing Activities used cash of $224,238. Of this amount, $120,370 in cash was used on Mineral Interests costs, and $103,868 was used on Oil and Gas Interests.

Financing Activities provided cash of $767,150, with the entire amount provided by the issuance of common shares for cash, net of issue costs.

During the year, the Company issued a total of 5,085,000 common shares. 3,750,000 common shares were issued pursuant to a private placement for proceeds of $712,500; 290,000 common shares were issued pursuant to the exercise of options for proceeds of $34,000; and 595,000 common shares were issued pursuant to the exercise of warrants for proceeds of $71,400. 450,000 common shares were also issued pursuant to property agreements for a deemed value of $129,500. These issuances also incurred share issue costs of $50,750.

Fiscal 2005 Ended 8/31/2005

As at August 31, 2005, the Issuer had working capital of $267,420 as compared to working capital of $184,407 at August 31, 2004. The increase in working capital of $83,013 is described above in Results of Operations: Fiscal 2005 Ended 8/31/2005 vs. Fiscal 2004 Ended 8/31/2004. Cash and cash equivalents of $238,644, receivables of $7,069, and prepaid expenses in the amount of $40,585 represented the current asset position at August 31, 2005.

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

Cash Used for Investing Activities during Fiscal 2005 totaled ($98,491) which consisted of expenditures on the Issuer’s mineral properties in the amount of $117,882 and its oil and gas interest of $29,234, and other of ($48,625). These funds were spent on mineral property costs associated with the Set Ga Done property; the properties located in British Columbia and its oil and gas interest in Texas. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2005, Ended 8/31/2005 vs. Fiscal 2004, Ended 8/31/2004).

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

Cash Used for Investing Activities during Fiscal 2004 totaled ($454,151) which consisted of expenditures on the Issuer’s mineral properties in the amount of $454,151. These funds were spent on mineral property costs associated with the Set Ga Done property and the properties located in British Columbia. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2004, Ended 8/31/2004 vs. Fiscal 2003, Ended 8/31/2003). The short term investments represent $192,712 that the Issuer deposited in short term bank deposits as described above.

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

US GAAP Reconciliation

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized. Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

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

The reader is advised to consult Jet Gold’s audited annual financial statements for the year ended August 31, 2006, particularly Note 13, for quantification of the differences.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

5.C.  Research and Development.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D.  Trend Information.

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

5.E.  Off-Balance Sheet Arrangements.

The Company has no Off – Balance Sheet arrangements.

5.F.  Tabular disclosure of contractual obligations.

The Company currently has several property option agreements in effect which require the Company to make cash payments and issue common shares to the Optionors as described in the property descriptions in Item 4. If the Company decides to drop the option on any of its individual properties, it is no longer required to pay the Optionor any further payments.

Payments Due By Period
Contractual Obligation	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Management Contracts (1)	$32,000	$32,000	Nil	Nil	Nil

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

Recent Accounting Pronouncements

Exchanges of Non-Monetary Assets:

The provisions of this FAS 153, Exchange of Non-Monetary Assets, are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of this Statement should be applied prospectively.  There is no impact on the Company’s financial statements.

Conditional Asset Retirement Obligations

In March 2005, Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation, if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  There is no impact on the Company’s financial statements.

Uncertainty in Income Taxes

In early July 2006, the FASB issued Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return. The new standard will require several new disclosures in annual financial statements, including: (a) the income statement classification of income tax-related interest and penalties and (b) a reconciliation of the total amount of unrecognized tax benefits. The effective date of this standard is fiscal years beginning after December 15, 2006.

Consolidation of Variable Interest Entities

FIN 46(R), “Consolidation of Variable Interest Entities”, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46, or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

Share Based Payment

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25.  SFAS 123(R) is effective for all annual periods beginning after June 15, 2005.  In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

2/7/2007

Name	Position	Age	Date First Elected of Appointed

Robert L. Card (1)	President, Director	69	May 18, 2001
Leonard Harris	Director	69	February 15, 2006
Robert M Kaplan (1)	Director	69	October 14, 2003
Keith E. Robinson (1)	Director	65	October 27, 2003
Zigurts Strauts	Director	59	October 25, 2006
Lana B. Turner	Corporate Secretary	52	April 7, 2003
Blaine Y. Bailey	Chief Financial Officer	55	December 2, 2004

------------------------------------------------------------------------------

(1)

Member of Audit Committee

______________________________________________________________________________

Robert L. Card (President and Director): Mr. Card has been the President of the Issuer since May 13, 2003. He has served on the Board of Directors since May 18, 2001. He is a graduate of Simon Fraser University in Burnaby, British Columbia where he received his Bachelor of Arts degree with a major in Economics and Commerce. He has been the president of Sumac Investments, a private company engaged in financial consulting since August 1995. Mr. Card also serves as President and as a Director of Consolidated Gulfside Resources Ltd., and is a former director of Airedale Financial, Promax Energy, and Interactive Exploration (now Anglo-Canadian Resources Corp.).

Leonard Harris (Director): Mr. Harris is president of Anglo-Canadian Resources Corp. and has over thirty years in the international financial community and held a Registered Representative designation for 15 years. Mr. Harris has been the director of Hemisphere Development Corp., Promax Energy and Viscount Resources.

Robert M. Kaplan (Director): Mr. Kaplan has been a Director of the Issuer since October 20, 2003. He has acted as a self employed venture capitalist and consultant since September 1992. He received his MBA from Harvard University in Cambridge, Ma. In June 1961 and his PhD from Michigan State University, in East Lansing, Mi in January 1967. Dr. Kaplan taught Business Administration and Marketing at a number of universities prior to starting his private venture capital firm, Capilano Investment, in Canada.

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

Dr. Zigurts Strauts (Director): Dr. Strauts is a physician practicing as a phlebologist, laser and cosmetic specialist as well as offering traditional and complementary medicine from his clinic in South Surrey/White Rock, B.C. He has also served as a consultant, entrepreneur and developer of companies engaged in mineral exploration to software. He graduated from the University of Oregon with a Bsc. in Geology in 1970, and received his MD from the University of Calgary School of Medicine in 1982.

Lana B. Turner (Corporate Secretary): Ms. Turner has worked with public companies for the past 25 years in the capacity of administration and accounting.  Filed all the corporate documents with the registrar of companies, BC Securities Commission, TSX Venture Exchange, Securities & Exchange Commission, Blue Sky, etc.

Blaine Y. Bailey (Chief Financial Officer): Mr. Bailey has served as the Chief Financial Officer since December 2, 2004.  He received his Bachelor of Commerce degree (Honours) from the University of Manitoba in 1977, and qualified for the CGA designation in British Columbia in 1983. Mr. Bailey has served in the capacity of accountant for Molson Brewery B.C. Ltd., controller for Nabob Coffee Co. He is a management consultant specializing in providing financial and administrative services for medium to small public and private companies. Mr. Bailey is also an officer of the following publicly traded companies:

1.

Anglo Canadian Uranium Corp. – Serves as Corporate Secretary since January 2005.

2.

Consolidated Gulfside Resources Ltd. – Serves as Chief Financial Officer since August 2005.

3.

Qumana Software – Serves as Corporate Secretary, Chief Financial Officer, and Director since May 1999.

4.

St. Eugene Mining Corp. Ltd. – Serves as Chief Financial Officer since September 2005.

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2006 ended 8/31/2006 was $48,000, paid to Robert L. Card, the President of the Issuer and $16,000 paid to Blaine Bailey, Chief Financial Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
Robert Card,	2006	Nil	Nil	$48,000 (1)	125,000	Nil	Nil	Nil
President	2005	Nil	Nil	$48,000 (1)	200,000	Nil	Nil	Nil
	2004	Nil	Nil	$48,800 (1)	200,000	Nil	Nil	Nil

Harvey Dick,	2006	Nil	Nil	Nil	20,000	Nil	Nil	Nil
Former Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	175,000	Nil	Nil	Nil

Blaine Bailey,	2006	Nil	Nil	$16,000 (2)	50,000	Nil	Nil	Nil
Chief Financial Officer	2005	Nil	Nil	$12,000 (2)	50,000	Nil	Nil	Nil
	2004	Nil	Nil	$10,500 (2)	50,000	Nil	Nil	Nil

Leonard Harris	2006	Nil	Nil	Nil	100,000	Nil	Nil	Nil
Director

Murray Irving	2006	Nil	Nil	Nil	20,000	Nil	Nil	Nil
Former Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	25,000	Nil	Nil	Nil

Robert Kaplan,	2006	Nil	Nil	Nil	125,000	Nil	Nil	Nil
Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	$5,000	150,000	Nil	Nil	Nil

John MacMillan,	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2004	Nil	Nil	Nil	25,000	Nil	Nil	Nil

Keith Robinson,	2006	Nil	Nil	Nil	50,000	Nil	Nil	Nil
Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	50,000	Nil	Nil	Nil

Lana Turner	2006	Nil	Nil	Nil	20,000	Nil	Nil	Nil
Corporate Secretary	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	25,000	Nil	Nil	Nil

(1)

Paid for Office and administration services.

(2)

Paid for administrative services.

Table No. 7

Stock Option Grants in Fiscal 2006 Ended 8/31/2006

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date

Robert Card	125,000	$0.10	09/01/2005	09/01/2010

Robert Kaplan	125,000	$0.10	09/01/2005	09/01/2010

Leonard Harris	100,000	$0.13	03/06/2006	03/06/2011

Harvey Dick	20,000	$0.10	09/01/2005	09/01/2010

Keith Robinson	50,000	$0.10	09/01/2005	09/01/2010

Murray Irving	20,000	$0.10	09/01/2005	09/01/2010

Blaine Bailey	50,000	$0.10	09/01/2005	09/01/2010

Lana Turner	20,000	$0.10	09/01/2005	09/01/2010

Consultants	220,000	$0.10	09/01/2005	09/01/2010

Consultants	75,000	$0.13	03/09/2006	03/09/2011

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2006 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2006

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

Nil	Nil	Nil	Nil	Nil

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

Stock Options.  The Issuer may grant stock options to Directors, Senior Management, Employees and Consultants.  825,000 stock options were granted, 290,000 were exercised and 175,000 expired or were cancelled during Fiscal 2006. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Robert L. Card, Robert M. Kaplan and Keith Robinson and the Audit Committee met once during Fiscal 2006.

6.D.  Employees

As of 2/7/2007, the Issuer had no employees only independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 1/29/2007, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Card	(1)	2,517,250	11.38%
Common	Robert Kaplan	(2)	928,350	4.26%
Common	Keith E. Robinson	(3)	390,000	1.81%
Common	Leonard Harris	(4)	320,000	1.48%
Common	Zigurts Strauts	(5)	313,000	1.45%
Common	Blaine Bailey	(6)	380,000	1.78%
Common	Lana Bea Turner	(7)	45,000	<1%
	Total Directors/Management 5% Holders		4,893,600	20.93%

(1)

Of these shares, 325,000 are represented by currently exercisable share purchase options and 400,000 are represented by currently exercisable share purchase warrants. 50,000 of these common shares are held in the name of Allison Resources Inc and 96,000 are held in the name of Sumac Investments Inc., both of which have Robert Card as the beneficial owner.

(2)

Of these shares, 275,000 are represented by currently exercisable share purchase options and 100,000 are represented by currently exercisable share purchase warrants. 183,850 of these common shares are held indirectly in the name of Capilano Investment., with Robert Kaplan as beneficial owner.

(3)

Of these shares, 100,000 are represented by currently exercisable share purchase options and 100,000 are represented by currently exercisable share purchase warrants.

(4)

Of these shares, 100,000 are represented by currently exercisable share purchase options; and 100,000 are represented by currently exercisable share purchase warrants.

(5)

Of these shares, 100,000 are represented by currently exercisable share purchase options and 100,000 are represented by currently exercisable share purchase warrants.

(6)

Of these shares, 150,000 are represented by currently exercisable share purchase options and 90,000 are represented by currently exercisable share purchase warrants.

(7)

Of these shares, 45,000 are represented by currently exercisable share purchase options.

# Based on 21,398,755 shares outstanding as of 1/29/2007

Stock Options.  The terms of incentive options grantable by the Issuer are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Issuer adopted a formal written stock option plan (the "Plan") on 2/11/2004, and it has been renewed by shareholders at the Company’s annual general meeting annually thereafter. A copy of Jet Gold’s Stock Option Plan was included with the Company’s 20-F Registration Statement.

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

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 1/27/2007, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

Robert Card	200,000	$0.20	9/29/2004	9/29/2009
	125,000	$0.10	9/01/2005	9/01/2010

Robert Kaplan	150,000	$0.15	10/27/2003	10/27/2008
	125,000	$0.10	9/01/2005	9/01/2010

Keith Robinson	50,000	$0.15	10/27/2003	10/27/2008
	50,000	$0.10	9/01/2005	9/01/2010

Leonard Harris	100,000	$0.13	3/06/2006	3/06/2011

Zigurts Strauts	100,000	$0.17	10/30/2006	10/30/2011

Lana Bea Turner	25,000	$0.15	10/27/2003	10/27/2008
	20,000	$0.10	9/01/2005	9/01/2010

Blaine Bailey	50,000	$0.15	10/27/2003	10/27/2008
	50,000	$0.20	12/01/2004	12/01/2009
	50,000	$0.10	9/01/2005	9/01/2010

Placement Agent (1)	225,000	$0.25	4/13/2006	4/13/2008

Consultant	25,000	$0.15	10/27/2003	10/27/2008

Consultant	25,000	$0.20	12/01/2004	12/01/2009

Consultant	40,000	$0.10	9/01/2005	9/01/2010

Consultant	75,000	$0.13	3/09/2006	3/09/2011

Total Officers/Directors	1,095,000
Total Consultants/Placement Agents	390,000
Total Options Outstanding	1,485,000

(1)

As finder’s fee to the Private Placement of units closed on January 9, 2007, the Company issued the agent 225,000 common share options exercisable into units consisting of one common share and one common share purchase warrant exercisable into one additional common share at a price of $0.35 for two years from closing. The price of the agents’ options are $0.25 and are exercisable until April 13, 2008.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 11 lists as of 1/29/07, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 11

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Card	(1)	2,517,250	11.38%

(1)

Of these shares, 325,000 are represented by currently exercisable share purchase options and 400,000 are represented by currently exercisable share purchase warrants. 50,000 of these common shares are held in the name of Allison Resources Inc and 96,000 are held in the name of Sumac Investments Inc., both of which have Robert Card as the beneficial owner.

# Based on 21,398,755 shares outstanding as of 1/29/2007

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 2/8/2007, Jet Gold’s shareholders’ list showed 21,398,755 common shares outstanding and 103 registered shareholders, which includes the indirect holding by depository institutions and other financial institutions . Of these registered holders, 57 holders of record are resident in Canada, holding 19,865,028 common shares, or 92.83% of the common shares issued and outstanding; 41 “holders of record" resident in the USA, holding 1,471,627 common shares, or 6.88% of the common shares issued and outstanding; and 5 holders of record resident elsewhere holding 62,100 common shares, or 0.29% of the common shares issued and outstanding.

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

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

The Company paid $48,000 (2005 - $48,000) to a company controlled by Robert Card, President of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $6,809 (2005 - $7,613) for office rent to a Down Under Resources Inc., a company controlled by the Mr. Card. The Company paid $16,000 (2005 - $12,000) to a company controlled by Blaine Bailey, Chief Financial Officer, for administrative services.

The Company has an option agreement with Black Diamond Coal Prospecting Syndicate which grants the Company an option to earn a 100% interest in the Naskeena Coal Project. Robert Card, President of Jet Gold, owns a 25% interest in Black Diamond.

Accounting Fees

The Issuer paid accounting fees of $16,569 and $7,885 to Smythe Ratcliffe LLP during Fiscal 2006 and Fiscal 2005, respectively.

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

  Fiscal 2006/2005 Ended August 31st

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

8.B.  Significant Changes

On January 9 2007, the Company closed a private placement of 1,000,000 units at a price of $0.15 per unit for proceeds of $150,000. 900,000 of these units were flow-through units, consisting of one flow-through common share and one common share purchase warrant. 100,000 of the units were ordinary common share units, with each unit consisting of one common share and one common share purchase warrant. The warrants in each unit are exercisable into one common share at a price of $0.25 until January 9, 2009. As finder’s fee, the Company issued the agent 225,000 common share options exercisable into units consisting of one common share and one common share purchase warrant exercisable into one additional common share at a price of $0.35 for two years from closing. The price of the agents’ options are $0.25 and are exercisable until April 13, 2008.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "JAU".  The Issuer applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on 10/18/2002.

Table No. 12 lists the high and low sales prices on the TSX Venture Exchange for the last six months, last three fiscal quarters, and last fiscal year.

______________________________________________________________________________

______________________________________________________________________________

Table No. 12

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 01/31/07	$0.23	$0.17
Month Ended 12/31/06	$0.20	$0.15
Month Ended 11/30/06	$0.20	$0.16
Month Ended 10/31/06	$0.20	$0.15
Month Ended 09/30/06	$0.20	$0.16
Month Ended 08/31/06	$0.21	$0.17

Fiscal Year Ended 8/31/06	$0.37	$0.10
Fiscal Year Ended 8/31/05	$0.26	$0.08
Fiscal Year Ended 8/31/04	$0.90	$0.10
Fiscal Year Ended 8/31/03	$0.14	$0.06
Fiscal Year Ended 8/31/02	$0.20	$0.04

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares outstanding.. As of February 7, 2007 a total of 21,398,755 common shares were issued and outstanding.

All shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Issuer’s contacting documents.

Pacific Corporate Trust, located at 625 Howe Street, 10th Floor, Vancouver, British Columbia Canada V6C 3B8, is the registrar and transfer agent for the common shares.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 13 lists, as of 1/29/2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 13

Share Purchase Warrants Outstanding

______________________________________________________________________________

Number of Share Purchase Warrants Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

780,000	$0.15	October 28, 2007
2,250,000	$0.35	April 13, 2008
1,000,000	$0.25	January 9, 2009
TOTAL 4,030,000

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 8/31/2005, 8/31/2004, and 8/31/2003, there were 100,000,000 common shares without par value authorized, and 15,138,755, 12,368,755 and 7,785,005 common shares issued and outstanding, respectively. At the Annual and Special General Meeting of Shareholders held on  February 15, 2006, shareholders approved a change to the Company’s number of common shares authorized from 100,000,000 to an unlimited number. As of 8/31/2006, the Company had an unlimited number of common shares authorized and 20,223,755 common shares issued and outstanding.

During the last five years, 520,000 common shares have been issued for assets other than cash. These shares were issued pursuant to property acquisition agreements, and represent 2.6 % of the common shares issued and outstanding as of 8/31/2006.

Flow-Through Shares

The Company is funding a portion of its mineral exploration activities in British Columbia through the issuance of Flow-Through Common Shares. Common shares of exploration and development companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares. Qualifying exploration work funded by the sale of flow-through shares falls under the British Columbia Mining Flow-Through Shares Tax Credit (“BCMFTS tax credit”) under a program of the provincial government of British Columbia. The flow-through share investors are qualified to receive the BCMFTS tax credit. This is a non-refundable income tax credit equal to 20% of qualifying exploration costs incurred in British Columbia which are financed by the proceeds of flow-through share issuances.

Subsequent to the end of fiscal 2006 ended August 31, 2006, the Company issued 900,000 flow-through common shares at a price of $0.15 for proceeds of $135,000. These proceeds will be used for qualifying exploration expenditures on the Company’s British Columbia mineral exploration properties, and the amounts will be renounced to flow-through shareholders.

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

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Exercise of stock options	150,000	$22,500.00
	Issued for finder’s fee	10,000	$1,000.00

Fiscal 2000	Exercise of stock options	48,000	$7,200
	Share Consolidation	(7,540,023)	Nil
	Exercise of stock options	195,000	$33,150.00
	Private Placement	750,000	$112,500
	Private Placement	500,000	$75,000

Fiscal 2001	Exercise of stock options	120,000	$18,000
	Private Placement	470,000	$47,000
	Private Placement	3,000,000	$347,000

Fiscal 2002	Exercise of warrants	15,000	$1,950
	Private Placement	1,000,000	$100,000

Fiscal 2003	Nil	Nil	Nil

Fiscal 2004	Exercise of warrants	1,028,750	$137,188
	Private Placement	3,505,000	$465,750
	Exercise of options	50,000	$7,500

Fiscal 2005	Exercise of options	200,000	$30,000
	Private Placement	2,500,000	$375,000
	Issued for property	70,000	$12,600
Fiscal 2006	Private Placement	1,500,000	$150,000
	Private Placement	2,250,000	$562,500
	Exercise of warrants	595,000	$71,400
	Exercise of options	290,000	$34,000
	Issued for property	450,000	$129,500

Fiscal 2007	Private Placement	1,000,000	$150,000
to date	Exercise of warrants	125,000	$15,000
	Exercise of options	50,000	$5,000

__________________                           ____________________________________________________________

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

10.C.  Material Contracts

The Company currently has 4 contracts in effect which it considers to be material.

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

A copy of this agreement has been filed with the Company’s 20-F Annual Report for Fiscal 2006.

Naskeena Coal Agreement

Under an agreement between the Company and Black Diamond Coal Prospecting Syndicate (“Black Diamond) dated March 17, 2006, the Company was granted an option to acquire a 100% interest in three coal license applications known as the Naskeena Coal Property.

To earn a 100% interest, the Company must make cash payments of $55,000 and issue 2,000,000 common shares of Jet to Black Diamond, and spend $600,000 in exploration on the property under the following schedule:

a)

Cash Payments

i)

$20,000 upon conversion of the coal license applications to formal coal licenses (Paid);

ii)

$35,000 upon approval of the Option Agreement by the TSX Venture Exchange (Paid).

b)

Exploration Expenditures

i)

Incur $100,000 on or before March 31, 2007;

ii)

Incur an additional $200,000 on or before March 31, 2008;

iii)

Incur an additional $300,000 on or before March 31, 2009.

c)

Common Share Issuances

i)

Issue 400,000 common shares on the date the option agreement is accepted for filing by the TSX Venture Exchange (Issued);

ii)

Issue 400,000 common shares on the first anniversary of the Approval Date, provided that the Company has completed the expenditure requirement and completed and filed a 43-101 compliant technical report on the Property;

iii)

Issue 500,000 common shares on completion by the Company of a feasibility report recommending that the Property be brought into commercial production; and

iv)

Issue 700,000 common shares upon the placement of the Property into commercial production.

This agreement is considered to be “non-arms length” as Robert Card, President of Jet Gold, owns a 25% interest in Black Diamond.

A copy of this agreement is filed as an exhibit to this 20-F Annual Report.

Quad Energy Agreement

Under an agreement dated June 9, 2006, the Company and its joint venture partner Leeward entered into a joint-venture partnership agreement with Quad Energy SA (“Quad”) regarding the partner’s interest in the Set Ga Done property in Myanmar.. Under the agreement, Quad can earn a 51% joint-venture interest in the property. To earn its interest, Quad must expend US$700,000 on exploration on the property prior to January 7, 2008. For each US$13,725 expended, Quad will earn a 1% interest (US$700,000 for 51%). Quad may terminate the agreement at any time based upon 30 days notice, but if Quad terminates the agreement prior to expending US$700,000, the Company and Leeward may repurchase Quad’s interest for the amount equal to the amount expended on exploration by Quad to earn such percentage interest.

If Quad expends the full US$700,000 to earn a 51% interest, Jet’s ownership of the joint-venture on the property will be reduced to 18.4%.

A copy of this agreement has been filed as an exhibit to this 20-F Annual Report.

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

10.E.  Taxation

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Issuer carried out an evaluation, under the supervision and with the participation of the Issuer’s management, including the Issuer’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Issuer’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Issuer’s disclosure controls and procedures are effective in timely alerting them to information relating to the Issuer required to be included in the Issuer’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recently completed fiscal year ended 8/31/2006 that has affected, or is reasonably likely to affect, the Issuer’s internal control over financial reporting.  Nor were there any deficiencies or material weaknesses in the Issuer's internal controls requiring corrective actions.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The fees paid by the Company to its auditors, Smythe Ratcliffe LLP and G. Ross McDonald, in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
August 31, 2006	$12,169	$3,800	$600	Nil
August 31, 2005	$7,285	Nil	$600	Nil

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

Audited Financial Statements

Independent Auditors Report of Smythe Ratcliffe LLP, dated November 30, 2006, and audit report of G. Ross McDonald dated December 8, 2004.

Balance Sheets at August 31, 2006 and 2005

Statements of Operations for the years ended August 31, 2006 and 2005.

Statements of Cash Flows for the years ended August 31, 2006 and 2005.

Notes to Financial Statements

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

1.

Memorandum of Understanding between the Company and Leeward Capital Corporation regarding the Set Ga Done gold prospect in Myanmar dated March 31, 2003. (Previously Filed)

2.

Agreement between the Company and David Javorsky dated August 20, 2005 regarding the Atlin Property, British Columbia, Canada. (Previously filed)

3.

Agreement between the Company and Black Diamond Coal Prospecting Syndicate dated March 17, 2006 regarding the Naskeena coal project, British Columbia, Canada.

4.

Agreement between the Company, Leeward Capital and Quad Energy SA regarding the Set Ga Done gold property in Myanmar dated June 9, 2006.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents

Form 302 Certification of the Chief Executive Officer

Form 302 Certification of the Chief Financial Officer

Form 906 Certification of the Chief Executive Officer

Form 906 Certification of the Chief Financial Officer

Signature Page

JET GOLD CORP.

(An Exploration Stage Company)

Financial Statements

August 31, 2006 and 2005

(Expressed in Canadian Dollars)

Index

Page

Management’s Responsibility For Financial Reporting

1

Auditors’ Reports to the Shareholders

2-3

Financial Statements

Balance Sheets

4

Statements of Operations and Deficit

5

Statements of Cash Flows

6

Notes to Financial Statements

7-22

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

The financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Robert L. Card” (signed)

Robert L. Card

President

Vancouver, Canada

November 30, 2006

auditors’ report

TO THE SHAREHOLDERS OF JET GOLD CORP.

(An Exploration Stage Company)

We have audited the balance sheets of Jet Gold Corp. (an Exploration Stage Company) as at August 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

November 30, 2006

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards of the Public Company Accounting Oversight Board (PCAOB) for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in note 1 to the financial statements.  Our report to the shareholders dated November 30, 2006, is expressed in accordance with Canadian reporting standards, which does not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

November 30, 2006

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street

Vancouver, B.C.  V6C 1X8

Tel:   (604) 685-8646

Fax:  (604) 684-6334

AUDITOR’S REPORT

TO THE SHAREHOLDERS OF JET GOLD CORP.

I have audited the statements of operations and deficit and cash flows of Jet Gold Corp. for the year ended August 31, 2004. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the results of its operations and cash flows for the year ended August 31, 2004 then ended in accordance with generally accepted accounting principles in Canada.

“G. Ross McDonald”  (signed)

G. Ross McDonald

Chartered Accountant

Vancouver, British Columbia

December 8, 2004

See notes to financial statements.

JET GOLD CORP. (An Exploration Stage Company) Balance Sheets (note 1) August 31 (Expressed in Canadian Dollars)

	2006	2005

Assets

Current
Cash and cash equivalents	$520,310	$238,644
Amounts receivable	13,378	7,069
Prepaid expenses	32,600	40,585

	566,288	286,298

Mineral Interests (notes 4 and 5)	742,840	472,163

Oil and Gas Interests (notes 5 and 6)	107,061	29,234

Equipment (note 8)	2,811	3,648

	$1,419,000	$791,343

Liabilities

Current
Accounts payable and accrued liabilities	$35,807	$18,878

Shareholders’ Equity

Capital Stock (note 9)	4,876,304	3,947,319
Contributed Surplus (note 9(e))	277,101	236,171
Deficit	(3,770,212)	(3,411,025)

	1,383,193	772,465

	$1,419,000	$791,343

Subsequent events (note 14)

Approved on behalf of the Board:

“Robert L. Card”

………………………………..…..……  Director

Robert L. Card

“Robert M. Kaplan”

…………………………………….……  Director

Robert M. Kaplan

See notes to financial statements.

See notes to financial statements.

JET GOLD CORP. (An Exploration Stage Company) Statements of Operations and Deficit Years Ended August 31 (Expressed in Canadian Dollars)
	2006	2005	2004

Expenses
Investor relations	$99,678	$49,098	$64,656
Stock-based compensation	73,265	105,062	160,313
Administration	48,000	48,000	48,800
Legal, audit and accounting	37,739	14,333	38,717
Regulatory fees	19,069	12,814	16,413
Consultants	18,500	19,902	21,062
Transfer agent	8,549	8,012	8,672
Printing and shareholders’ information	7,762	4,826	7,094
Rent	6,809	7,613	7,447
Office and miscellaneous	6,723	7,976	3,531
Travel	5,503	8,911	7,453
Telephone	4,222	3,603	4,884
Amortization	836	1,056	725

Loss Before the Following	(336,655)	(291,206)	(389,767)
Interest income	6,855	5,581	4,168
Property expenses recovered	(3,345)	5,007	0
Oil and gas properties written-off	(26,042)	0	0
Mineral interests written-off	0	(36,537)	(81,300)

Net Loss for Year	(359,187)	(317,155)	(466,899)
Deficit, Beginning of Year	(3,411,025)	(3,093,870)	(2,626,971)

Deficit, End of Year	$(3,770,212)	$(3,411,025)	$(3,093,870)

Basic and Diluted Loss Per Share	$ (0.02)	$ (0.02)	$ (0.04)

Weighted Average Number of
Common Shares Outstanding	17,754,248	14,242,207	10,549,320

See notes to financial statements.

See notes to financial statements.

JET GOLD CORP. (An Exploration Stage Company) Statements of Cash Flows Years Ended August 31 (Expressed in Canadian Dollars)
	2006	2005	2004
Operating Activities
Loss for year	$(359,187)	$(317,155)	$(466,899)
Items not involving cash
Amortization	836	1,056	725
Oil and gas properties written-off	26,042	0	0
Mineral interests written-off	0	36,537	81,300
Stock-based compensation	73,265	105,062	160,313
Changes in Non-Cash Working Capital
Amounts receivable	(6,309)	1,640	(8,709)
Prepaid expenses	7,985	(40,038)	112
Accounts payable and accrued liabilities	(3,878)	(70,239)	73,933
Cash Used in Operating Activities	(261,246)	(283,137)	(159,225)
Financing Activity
Shares issued for cash, net of issue costs	767,150	405,000	610,438
Investing Activities
Cash, exploration funds	0	48,996	(48,996)
Mineral interests costs	(120,370)	(117,882)	(401,075)
Oil and gas interests	(103,868)	(29,234)	0
Purchase of equipment	0	(371)	(4,080)

Cash Used in Investing Activities	(224,238)	(98,491)	(454,151)

Increase (Decrease) in Cash	281,666	23,372	(2,938)
Cash and Cash Equivalents, Beginning of Year	238,644	215,272	218,210

Cash and Cash Equivalents, End of Year	$520,310	$238,644	$215,272
Supplemental Cash Flow Information
Shares Issued for Mineral Property	$129,500	$12,600	$0

Other Cash Flow Information
Interest income	$6,855	$5,581	$4,168
Interest expense	$0	$0	$0
Income tax expense	$0	$0	$0

See notes to financial statements.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company is engaged in the exploration and development of natural resource properties.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and oil and gas interests are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from their disposition.

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

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect the following policies.

(a)

Cash and equivalents

Cash and cash equivalents comprise cash and term deposits that are readily converted to known amounts of cash within one year from the date of acquisition.

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

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Oil and gas interests

All of the Company’s oil and gas activities are conducted jointly with others. The financial statements reflect the Company’s proportionate interest in such activities as a non-operator.

The Company uses the full cost method of accounting for oil and gas interests to determine the capitalized costs whereby all expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs, tangible costs such as those for equipment, casing and attachments, and completion costs as well as re-completion costs on both productive and non-productive wells.

Oil and gas interests are carried at the lower of capitalized costs, less accumulated depletion and amortization, and estimated net recoverable amount, which is the undiscounted aggregate of estimated future net revenues of proven oil and gas reserves, less estimated costs to develop those reserves, future administrative and general expenses, financing costs, restoration costs and income taxes. The calculations are based on prices and cost estimates at August 31, 2006, as determined by the Company and independent engineers. The recovery of oil and gas interests is evaluated annually to estimate the remaining oil and gas reserves. Actual results could differ from those estimates.

(d)

Equipment

Equipment is stated at cost less accumulated amortization.  Amortization is provided on a declining-balance basis on office furniture and equipment at 20% or 30% per annum.

(e)

Stock-based compensation

The Company uses the fair value based method of accounting for employee stock options whereby compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the vesting period of the stock option with a corresponding increase to contributed surplus.  When the stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are transferred to capital stock.

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

(g)

Comparative figures

Certain of the prior year’s comparative figures in the balance sheet and statement of cash flows have been reclassified to conform to the presentation adopted in the current year.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

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

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures, rates for depletion and amortization, measurement of stock-based compensation and future income tax valuation allowance.   Actual results could differ from those estimates.

(j)

Asset retirement obligation

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

3.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk with respect to its cash; however, this is minimized as cash is placed with major financial institutions.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

MINERAL INTERESTS

Expenditures incurred on the Company’s mineral properties during the years ended August 31, 2006 and 2005 are as follows:

	Set Ga
	Done	Naskeena	Winni	Atlin	Total

Balance August 31, 2004	$378,218	$ 0	$ 0	$ 0	$ 378,218
Acquisition costs	0	0	17,600	0	17,600
Exploration costs
Geological	42,446	0	3,150	20,694	66,290
Field	9,565	0	14,671	0	24,236
Travel and accommodation	3,779	0	0	0	3,779
Assay	10,125	0	0	0	10,125
Mapping	0	0	1,116	0	1,116
Renewal	7,336	0	0	0	7,336
Total additions during year	73,251	0	36,537	20,694	130,482
Property written off	0	0	(36,537)	0	(36,537)
Balance, August 31, 2005	451,469	0	0	20,694	472,163
Acquisition costs	0	122,000	0	7,500	129,500
Exploration costs
Geological	1,325	1,500	0	12,600	15,425
Field	12,873	414	0	46,900	60,187
Drilling	32,797	0	0	0	32,797
Assay	2,593	0	0	0	2,593
Mapping	0	3,000	0	3,929	6,929
Consulting	2,850	0	0	0	2,850
Bond	0	8,000	0	2,500	10,500
Trenching	0	0	0	9,896	9,896
Total additions during year	52,438	134,914	0	83,325	270,677

Balance, August 31, 2006	$503,907	$134,914	$ 0	$104,019	$742,840

(a)

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

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(a)

Set Ga Done Property, Union of Myanmar (Continued)

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

During the 2005 year-end, the Company and Leeward, due to circumstances beyond their control, did not meet the minimum expenditure requirements of the second exploration year of the Set Ga Done agreement. The government of Myanmar and the companies have agreed verbally to extend the prospecting period.

On July 18, 2006, the Company and Leeward entered into a joint venture partnership agreement with Quad Energy SA (“Quad”) to option a 51% joint venture interest in the property.  Quad has commenced a program to spend US $700,000 on exploration and development prior to January 7, 2008.  Once all funds are spent, the Company’s interest would be reduced to 18.4%.

(b)

Winni Property, British Columbia

The Company entered into an option agreement to acquire the six-claim Winni Mineral Claims located in the Lightening Peak area of the Vernon Mining Division, British Columbia. The terms of the option require a payment of $5,000 (paid), the issuance of 200,000 (50,000 issued) common shares in stages over four years, and a work commitment of $500,000 over four years. The first year requires a $50,000 exploration program. A finder’s fee of 20,000 common shares of the Company was issued pursuant to the transaction.

The Company terminated its option on the property and acquisition and, accordingly, exploration and acquisition expenditures in the aggregate of $36,537 have been written-off as at August 31, 2005.

(c)

Atlin Property, British Columbia

During the 2005 fiscal year, the Company was granted a first right of refusal to acquire the claims once it is satisfied of the value of proceeding further. The Company was required to provide $21,000 (completed) in exploration funds for exploration work on the property.

During the 2006 fiscal year, the Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 shares upon signing and approval of the TSX Venture Exchange (issued), 50,000 shares after $50,000 in work (subsequently issued), 50,000 shares after an additional $75,000 in work, and 50,000 shares after an additional $100,000 in work. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period, as follows: $50,000 by August 20, 2006 (incurred), a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008.  The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Naskeena Group Property, British Columbia

The Company entered into an option agreement to acquire a 100% interest in three coal license applications covering lands in the Skeena Mining Division, located near Terrace, British Columbia.  To exercise its option, the Company must complete the following:

(i)

Cash payments aggregating $55,000, with $20,000 payable on execution of the agreement and $35,000 payable on regulatory approval (paid subsequent to August 31, 2006);

(ii)

To incur $600,000 in exploration expenditures on the property as follows:

(a)

$100,000 on or before March 31, 2007;

(b)

$200,000 on or before March 31, 2008; and

(c)

$300,000 on or before March 31, 2009;

(iii)

To issue 2,000,000 common shares of the Company to the optionors as follows:

(a)

400,000 common shares on regulatory approval (issued and valued at $122,000);

(b)

400,000 common shares on or before April 21, 2007;

(c)

500,000 common shares on completion of a feasibility report; and

(d)

700,000 common shares upon placing the property into commercial production.

The optionor has retained a 2% royalty on the sale of coal or other products from the property, the Company has the right to purchase one-half of the royalty by paying $500,000 to the optionor.

5.

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

6.

OIL AND GAS INTERESTS

(a)

Stewart Prospect, Texas

The Company acquired a 2.5% working interest (1.875% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas. Subsequent to the year-end, the test well was plugged and abandoned and, accordingly, $26,042 in exploration costs have been written-off, leaving a carrying value of $5,410 in acquisition costs for the prospect at August 31, 2006.

(b)

Funk Prospect, Texas

The Company acquired a 5% working interest (0.725% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas.  The Company advanced $101,650 for its share of the estimated project costs to August 31, 2006.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

7.

ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At August 31, 2006, the Company estimates that costs relating to future site restoration and abandonment based on work done to that date will be immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage.  Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

The operations of the Company are complex, and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

8.

EQUIPMENT

		2006		2005
	Cost	Accumulated Amortization	Net	Net

Office furniture and equipment	$11,650	$8,839	$2,811	$3,648

9.

CAPITAL STOCK

Authorized

    Unlimited common shares without par value

Issued

    20,223,755 common shares

	Shares	Amount

Balance, August 31, 2004	12,368,755	$3,500,355
Issued for cash
Exercise of options	200,000	30,000
Private placement	2,500,000	375,000
Issued for property	70,000	12,600
Fair value of options exercised	0	29,364

Balance, August 31, 2005	15,138,755	3,947,319
Issued for cash
Exercise of options	290,000	34,000
Exercise of warrants	595,000	71,400
Private placement	3,750,000	712,500
Issued for property	450,000	129,500
Share issue costs	0	(50,750)
Fair value of options exercised	0	32,335

Balance, August 31, 2006	20,223,755	$4,876,304

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(a)

Private placement

In October 2005, the Company closed a private placement and issued 1,500,000 units at $0.10 per share for cash proceeds of $150,000. Each unit consisted of one common share and one warrant with each warrant exercisable to acquire one additional common share at a price of $0.12 per share for a one-year period and $0.15 for a two-year period.

In April 2006, the Company closed a private placement and issued 2,250,000 units at $0.25 per share for cash proceeds of $562,500. Each unit consisted of one common share and one warrant with each warrant exercisable to acquire one additional common share at a price of $0.35 per share to April 13, 2008.  The Company issued 225,000 agents options exercisable at $0.25 for two years from closing into units, each unit to acquire one share and one share purchase warrant exercisable at $0.35 for two years from closing.

In December 2004, the Company closed the first tranche of a private placement and issued 1,650,000 units at $0.15 per share for cash proceeds of $247,500. Each unit consisted of one common share and one warrant with each warrant exercisable to acquire one additional common share at a price of $0.25 per share to December 20, 2005. Subsequent to August 31, 2005, the Company extended the expiry date of the warrants to December 20, 2006.

In February 2005, the Company closed the second tranche of the private placement and issued 850,000 units at $0.15 per share for cash proceeds of $127,500. Each unit consisted of one common share and one warrant with each warrant exercisable to acquire one additional common share at a price of $0.25 per share to February 4, 2006. Subsequent to August 31, 2005, the Company extended the expiry date of the warrants to December 20, 2006.

(b)

Warrants

As at August 31, 2006, the Company has warrants outstanding for the purchase of a total of 5,655,000 common shares as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2005	Issued	Exercised	Expired	Outstanding August 31, 2006

November 25, 2005	$ 0.25	567,500	0	0	567,500	0
November 25, 2005	$ 0.25	1,156,250	0	0	1,156,250	0
December 20, 2006*	$ 0.25	1,650,000	0	0	0	1,650,000
December 20, 2006*	$ 0.25	850,000	0	0	0	850,000
October 28, 2006/2007	$ 0.12/$ 0.15	0	1,500,000	595,000	0	905,000
April 13, 2008	$ 0.35	0	2,250,000	0	0	2,250,000

		4,223,705	3,750,000	595,000	1,723,750	5,655,000

*expiry dates extended note 9(a).

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(c)

Stock options

During 2004, the Company received acceptance from the TSX Venture Exchange for a stock option plan, which authorizes the board of directors to grant options for the purchase of common shares of the Company. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. As at August 31, 2006, there are 1,435,000 stock options outstanding as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2005	Granted	Exercised	Expired/ Cancelled	Outstanding August 31, 2006	Exercisable August 31, 2006

April 13, 2008	$ 0.25	0	225,000	0	0	225,000	225,000
October 27, 2008	$ 0.15	400,000	0	100,000	0	300,000	300,000
March 12, 2009	$ 0.20	100,000	0	0	100,000	0	0
March 26, 2009	$ 0.20	50,000	0	0	50,000	0	0
September 29, 2009	$ 0.20	225,000	0	0	25,000	200,000	200,000
December 31, 2009	$ 0.20	75,000	0	0	0	75,000	75,000
September 1, 2010	$ 0.10	0	650,000	190,000	0	460,000	460,000
March 6, 2011	$ 0.13	0	100,000	0	0	100,000	100,000
March 9, 2011	$ 0.13	0	75,000	0	0	75,000	75,000

		850,000	1,050,000	290,000	175,000	1,435,000	1,435,000

(d)

Option compensation

Pursuant to the Canadian Institute of Chartered Accountants’ standard of accounting for stock-based compensation (note 2(e)), the fair value of stock options granted, and which vested, to directors, employees and consultants, in the amount of $73,265 (2005 - $105,062) has been recorded as an expense in the year ended August 31, 2006.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004

Weighted average
Risk-free interest rate	3.94%	2.97%	2.97%
Expected dividend yield	0	0	0
Expected stock price volatility	125%	116%	116%
Expected option life in years	3	3	3

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

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(e)

Contributed surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2006	2005

Contributed surplus, beginning of year	$236,171	$160,473
Stock option expense for year	73,265	105,062
Stock options exercised during the year	(32,335)	(29,364)

Contributed surplus, end of year	$277,101	$236,171

(f)

Escrow shares

A total of 1,000,000 common shares were subject to a escrow agreement signed in previous years. These shares are subject to a time release over a three-year period from January 23, 2004 as follows:

(i)

100,000 shares - January 23, 2004 (released);

(ii)

150,000 shares - July 23, 2004 (released);

(iii)

150,000 shares - January 23, 2005 (released);

(iv)

150,000 shares - July 23, 2005 (released);

(v)

150,000 shares - January 23, 2006 (released);

(vi)

150,000 shares - July 23, 2006 (released); and

(vii)

150,000 shares - January 23, 2007.

10.

RELATED PARTY TRANSACTIONS

(a)

The Company paid $48,000 (2005 - $48,000; 2004 - $48,800) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $6,809 (2005 - $7,613; 2004 - $7,447) for office rent to a company controlled by the president. The Company paid $16,000 (2005 - $12,000; 2004 - $10,500) to a company controlled by an officer of the Company for administrative services, included in consulting expenses.

(b)

The president of the Company is a member, as to a 25% interest, in the option of the Naskeena Group Property (note 4(d)).

(c)

During the year ended August 31, 2006, directors and officers of the Company exercised options to acquire 290,000 shares for proceeds of $34,000.

(d)

During the year ended August 31, 2006, directors and officers of the Company acquired an aggregate of 350,000 units of the private placement referred to in note 9(a) for proceeds of $35,000.

(e)

During the year ended August 31, 2005, a director of the Company exercised options to acquire 200,000 shares for proceeds of $30,000.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

(f)

During the year ended August 31, 2005, directors and officers of the Company acquired an aggregate of 910,000 units of the private placement referred to in note 9(a) for proceeds of $136,500.

11.

INCOME TAXES

As at August 31, 2006, the Company has non-capital losses of approximately $897,000, which may be applied against future income for Canadian income tax purposes.  The potential future tax benefits of these losses have not been recorded in these financial statements.  The losses expire as follows:

2007	$162,000
2008	79,000
2009	3,000
2010	35,000
2014	226,000
2015	175,000
2026	217,000

$897,000

The Company also has $338,549 of capital losses, which may be applied against future capital gains for Canadian income tax purposes.  The capital losses are without expiry.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005	2004

	34.12%	35.62%	35.62%

Income tax benefit computed at Canadian statutory rates	$122,555	$112,971	$166,309
Temporary differences not recognized in year	3,178	364	765
Permanent differences incurred in year	(51,473)	(50,247)	(86,537)
Unrecognized tax losses	(74,260)	(63,088)	(80,537)

	$0	$0	$0

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

11.

INCOME TAXES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets
Temporary differences in assets	$159,911	$157,367
Non-capital losses carried forward	306,580	275,358
Capital losses carried forward	57,756	69,201

	524,247	501,926
Valuation allowance for future income tax assets	(524,247)	(501,926)

Future income tax assets, net	$0	$0

12.

SEGMENTED DISCLOSURE

The Company has one operating segment, being the exploration and development of mineral properties.  All of the Company’s assets are located in Canada, with the exception of $503,907 of costs incurred in connection with the Set Ga Done project located in the Union of Myanmar (note 4).

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized (note 4).  Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

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

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(b)

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

(ii)

In March 2005, Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation, if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  There is no impact on the Company’s financial statements.

(iii)

In early July 2006, the FASB issued Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return. The new standard will require several new disclosures in annual financial statements, including: (a) the income statement classification of income tax-related interest and penalties and (b) a reconciliation of the total amount of unrecognized tax benefits. The effective date of this standard is fiscal years beginning after December 15, 2006.

(iv)

FIN 46(R), “Consolidation of Variable Interest Entities”, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46, or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(v)

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25.  SFAS 123(R) is effective for all annual periods beginning after June 15, 2005.  In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders’ equity

	2006	2005

Total assets for Canadian GAAP	$1,419,000	$791,343
Adjustments to US GAAP - deferred expenditures	(742,840)	(472,163)
Adjustments to US GAAP - oil and gas interests	(107,061)	(29,234)

Total assets for US GAAP	$569,099	$289,946

Total liabilities for Canadian GAAP	$35,807	$18,878
Total liabilities for US GAAP	35,807	18,878

Total equity for Canadian GAAP	1,383,193	772,465
Adjustments to US GAAP	(849,901)	(501,397)

Total equity for US GAAP	533,292	271,068

Total equity and liabilities for US GAAP	$569,099	$289,946

(d)

Reconciliation of loss reported in Canadian GAAP and US GAAP

	2006	2005	2004

Statements of operations for years
ended August 31
Reconciliation of net loss from
Canadian GAAP to US GAAP
Net loss per Canadian GAAP	$(359,187)	$(317,155)	$(466,899)
Acquisition of mineral properties	(129,500)	(38,294)	(26,181)
Acquisition of oil and gas interests	(103,868)	(29,234)	0
Exploration and development costs, net	(141,177)	(92,188)	(352,037)

Net loss per US GAAP	$(733,732)	$(476,871)	$(845,117)

Net loss per share in accordance
with Canadian GAAP	$ (0.02)	$ (0.02)	$ (0.04)
Total differences	(0.02)	(0.01)	(0.04)

Net loss per share in accordance
with US GAAP	$ (0.04)	$ (0.03)	$ (0.08)

Weighted average number of
common shares outstanding	17,754,248	14,242,207	10,549,320

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(e)

Comprehensive loss

Years ended August 31	2006	2005	2004

Net loss per US GAAP	$(733,732)	$(476,871)	$(845,117)
Other comprehensive income (loss)	0	0	0

Comprehensive loss per US GAAP	$(733,732)	$(476,871)	$(845,117)

(f)

Statements of cash flows

Years ended August 31	2006	2005	2004

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(261,246)	$(283,137)	$(159,225)
Adjustments to net loss involving use of cash
Write-off expenditures on mineral interests	(141,177)	(117,882)	(401,075)
Write-off expenditures on oil and gas interests	(103,868)	(29,234)	0

Net cash used in operating activities of continuing operations in accordance with US GAAP	(506,291)	(430,253)	(560,300)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(224,238)	(98,491)	(454,151)
Reclassification of expenditures on mineral property interests	141,177	117,882	401,075
Reclassification of expenditures on oil and gas interests	103,868	29,234	0

Net cash from (used in) investing activities continuing operations in accordance with US GAAP	20,807	48,625	(53,076)

Net cash flows from financing activities continuing operations in accordance with Canadian and US GAAP	767,150	405,000	610,438

Net increase in cash in accordance with Canadian and US GAAP	281,666	23,372	(2,938)
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	238,644	215,272	218,210

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$520,310	$238,644	$215,272

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

14.

SUBSEQUENT EVENTS

(a)

On October 30, 2006, the Company granted stock options to a director to acquire up to 100,000 common shares. These options are exercisable at $0.17 per share and can be exercised for a period of five years.

(b)

The Company issued 125,000 common shares on the exercise of share purchase warrants for gross proceeds of $15,000.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corporation

Registrant

Dated: February 28, 2007	Signed: /s/ Robert L. Card
Robert L. Card President and Director

#