Form 20-F/A
period 2006-08-31
JET GOLD CORP
filed 2007-05-30
CIK 1318596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #1

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

FORM 20-F/A ANNUAL REPORT

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

Jet Gold Corporation

Registrant

Dated: May 28, 2007	Signed: /s/ Robert L. Card
Robert L. Card President and Director

#