Form 20-F
period 2007-08-31
JET GOLD CORP
filed 2008-02-29
CIK 1318596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2007

OR

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[     ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

JET GOLD CORP.

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                             22,013,755 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

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

Yes ___    No  XXX  N/A  ___

Index to Exhibits on Page 55

JET GOLD CORP.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Jet Gold Corp. (“Jet Gold”, the “Company” or the “Issuer”) was incorporated under the British Columbia Act on 4/24/1987.  On 1/24/1997, the Company changed its name from Veto Resources Ltd. to Baron Gold Corp., and on 3/23/1998 the Company changed its name to BG Baron Group Inc.  On 10/5/1999, the Company changed its name to Consolidated BG Baron Group Inc. and consolidated its issued and outstanding shares on the basis of five old shares for one new share.  On 4/3/2000, the Company changed its name to In-Sync Industries Inc.  Effective 5/27/2003 the Company changed its name to Jet Gold Corp.

BUSINESS OF JET GOLD CORP.

Jet Gold Corp. is principally a mineral company engaged in the acquisition and exploration of natural resource properties.

There are no known proven reserves of minerals or hydrocarbons on the Issuer’s properties.  The Issuer does not have any commercially producing mines or sites, nor is the Issuer in the process of developing any commercial mines or sites.  The Issuer has not reported any revenue from operations since incorporation.  As such, the Issuer is defined as an “exploration-stage company”.

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

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 2/7/2008 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

Robert L. Card (1) (2)	70	May 18, 2001
Leonard Harris (5)	70	February 15, 2006
Robert M Kaplan (1) (3)	70	October 14, 2003
Keith E. Robinson (1) (4)	66	October 27, 2003
Zigurts Strauts (6)	60	October 25, 2006

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

(6)

136-1959 152nd Street, Surrey, B.C. Canada V4A 9E3

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 2/7/2008, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

Robert L. Card, President	70	May 13, 2003
Blaine Y. Bailey, Chief Financial Officer	56	December 2, 2004
Betty Ann Loy, Corporate Secretary	51	February 15, 2007

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

Ms. Loy’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Ms. Loy may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

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

Vancouver, B.C. CANADA V6C 2G8

Telephone: 604-687-1231

Facsimile: 604-688-4675

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2007, 2006 and 2005 ended August 31st was derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountant, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2004 and Fiscal 2003 ended August 31st was derived from the financial statements of the Company that have been audited by G. Ross McDonald, independent Chartered Accountant. These financial statements are not included herein. G. Ross McDonald subsequently merged with Smythe Ratcliffe LLP and therefore there was no change of auditor.

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

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian Generally Accepted Auditing Standards (GAAS), as well as the standards of the United States Public Company Accounting Oversight Board (“PCAOB”). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 8/31/07	Year Ended 8/31/06	Year Ended 8/31/05	Year Ended 8/31/04	Year Ended 8/31/03
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($1,008)	($359)	($317)	($467)	$0
Basic Income (Loss) Per Share	($0.05)	($0.02)	($0.02)	($0.04)	$0.00
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	21,238	17,754	14,242	10,549	7,785
Period-end Shares	22,014	20,224	15,139	12,369	7,785

Working Capital	$67	$530	$267	$184	$204
Mineral Property Interests	$591	$743	$472	$378	$58
Oil and Gas Interests	$196	$107	$29	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$5,142	$4,876	$3,947	$3,500	$2,890
Shareholders’ Equity	$868	$1,383	$772	$567	$263
Total Assets	$891	$1,419	$791	$656	$278

US GAAP
Net Loss	($1,303)	($500)	($430)	($845)	($40)
Loss Per Share	($0.06)	($0.03)	($0.03)	($0.08)	$0.00
Mineral Properties	$281	$156	$0	$0	$0
Shareholders’ Equity	$547	$797	$271	$189	$223
Total Assets	$581	$833	$290	$278	$238

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

January 2008		$1.02	$0.99	$1.00
December 2007		1.01	0.98	0.99
November 2007		1.00	0.92	1.00
October 2007		1.00	0.95	0.95
September 2007		1.06	1.00	1.00
August 2007		1.08	1.05	1.06

Quarter Ended 11/30/2007	$0.98	$1.06	$0.92	$1.00
Quarter Ended 11/30/2006	1.13	1.15	1.11	1.14

Fiscal Year Ended 8/31/2007	$1.12	$1.19	$1.04	$1.06
Fiscal Year Ended 8/31/2006	1.14	1.18	1.10	1.11
Fiscal Year Ended 8/31/2005	1.23	1.26	1.19	1.19
Fiscal Year Ended 8/31/2004	1.30	1.39	1.27	1.31
Fiscal Year Ended 8/31/2003	1.45	1.59	1.33	1.39

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 11/30/2007.

Table No. 5

Capitalization and Indebtedness

As of November 30, 2007

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
23,118,755 shares issued and outstanding	$5,367,846
Contributed Surplus	517,364
Retained Earnings (deficit)	($4,934,562)
Net Stockholders’ Equity	$950,648

Stock Options Outstanding	2,488,000
Warrants Outstanding	3,435,000
Preferred Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

Risks Associated with the Financing Requirements of the Company:

Jet Gold is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders

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

Jet Gold Has No Positive Cash Flow, No History of Earnings, and Has a History of Net Losses:

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss, as of the latest fiscal year end, since the Issuer’s inception of the development stage, according to U.S. GAAP, is ($5,088,702).  The Issuer does not know if it will ever generate material revenue from mining or oil and gas operations, or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Jet Gold’s Auditors Have Expressed a “Going Concern” Opinion:

The Company’s auditor has included a “going concern” opinion in its audit report to Jet Gold’s financial statements for the fiscal year ended August 31, 2007. The qualification was included as a result of the Company not yet achieving profitable operations, its accumulated net losses, and expectations for Jet Gold to incur futher losses as it develops its business. The Company’s ability to continue as a going concern is dependent upon its ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. If the Company is unable to meet these requirements, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

Dilution Through Employee/Director/Consultant Options and Outstanding Common Stock Purchase Warrants Could Adversely Affect Jet Gold’s Stockholders:

Because the success of Jet Gold is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of November 30, 2007, the Company had 2,488,000 share purchase options outstanding  Jet Gold has also issued common share purchase warrants with certain of its equity financings, and as of November 30, 2007 had 3,435,000 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 23,118,755 (as of 11/30/2007) to 29,041,755.  This represents an increase of 25.62% in the number of shares issued and outstanding and would result in significant dilution to current shareholders. (For a breakdown of dilution, refer to the risk factor entitled: “Jet Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”).

Risks Associated with an Investment in the Securities of the Company:

Jet Gold is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Jet Gold’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Jet Gold’s growth will depend, on the efforts of its Senior Management, particularly its President, Robert Card, Chief Financial Officer Blaine Bailey, and its Corporate Secretary, Ms. Betty Ann Loy.

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

The Issuer has an unlimited number of common shares without par value authorized.  At 8/31/2007, the end of the Company's most recent fiscal year, there were 22,013,755 common shares issued and outstanding. At 11/30/2007 there were 23,118,755 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Jet Gold Corp. (“Jet Gold”, the “Company” or the “Issuer”) was formed under the British Columbia Company Act on 4/24/1987 under the name “Veto Resources Ltd.”  On 1/24/1997, the Company changed its name to “Baron Gold Corp.”  On 3/23/1998 the Company changed its name from “Baron Gold Corp.” to “BG Baron Group Inc.”  On 10/5/1999, the Company changed its name to “Consolidated BG Baron Group Inc.” On 4/3/2000, the Company changed its name from “Consolidated BG Baron Group Inc.” to “In-Sync Industries Inc.”  On 5/27/2003 the Company changed its name from “In-Sync Industries Inc.” to “Jet Gold Corp.”

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Exercise of stock options	150,000	$22,500
	Issued for finder’s fee (1)	10,000	$1,000

Fiscal 2000	Exercise of stock options	48,000	$7,200
	Share Consolidation (2)	(7,540,023)	Nil
	Exercise of stock options	195,000	$33,150.00
	Private Placement (3)	750,000	$112,500
	Private Placement (4)	500,000	$75,000

Fiscal 2001	Exercise of stock options	120,000	$18,000
	Private Placement (5)	470,000	$47,000
	Private Placement (6)	3,000,000	$347,000

Fiscal 2002	Exercise of warrants (7)	15,000	$1,950
	Private Placement (8)	1,000,000	$100,000

Fiscal 2003	Nil	Nil	Nil

Fiscal 2004	Exercise of warrants (9)	1,028,750	$137,188
	Private Placement (10)	3,505,000	$465,750
	Exercise of options	50,000	$7,500

Fiscal 2005	Private Placement (11)	2,500,000	$375,000
	Exercise of stock options (12)	200,000	$30,000
	Issued for property (13)	70,000	$12,600

Fiscal 2006	Private Placement (14)	1,500,000	$150,000
	Private Placement (15)	2,250,000	$562,500
	Exercise of warrants	595,000	$71,400
	Exercise of options	290,000	$34,000
	Issued for property (16)	450,000	$129,500

Fiscal 2007	Private Placement (17)	1,000,000	$150,000
	Issued for property (18)	400,000	$96,000
	Exercise of warrants	315,000	$46,500
	Exercise of options	75,000	$10,000

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

(17)

On January 9, 2007, the Company closed the private placement of 900,000 flow through common share units at a price of $0.15 per flow through unit for proceeds of $135,000, and 100,000 non-flow through common share units at a price of $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 for a period of two years from the date of closing of the private placement.

(18)

These shares were issued pursuant to the Naskeena property agreement.

Capital Expenditures

Fiscal Year Ended August 31	Total Capital Expenditures

Fiscal 2003	$ 20,912 (1)
Fiscal 2004	$ 405,155 (2)
Fiscal 2005	$ 147,487 (3)
Fiscal 2006	$ 374,545 (4)
Fiscal 2007	$ 570,545 (5)

(1)

$10,830 of this amount was related to the acquisition cost of the Set Ga Done Property and $8,643 was in payment of geological exploration costs on the Spring Property and $1,439 was in payment of geophysical exploration costs on the Spring Property.

(2)

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

(3)

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

(4)

During the fiscal year, the Company spent $270,677 on its mineral property interests and $103,868 on its oil and gas property interests. On the mineral properties, $122,000 was spent on acquisition costs on the Naskeena property and $7,500 for acquisition costs on the Altin property. $52,438 was spent on exploration of the Set Ga Done Property, including $1,325 for geological; Field expenses in the amount of $12,873; Drilling of $32,797; Assays of $2,593; and Consulting of $2,850. $12,914 was spent on exploration at the Naskeena property, including $1,500 on geological; $414 on Field, $3,000 on Mapping; and $8,000 on a Reclamation Bond. $75,825 was spent on exploration of the Atlin property, including $12,600 on Geological; $46,900 on Field; $3,929 on Mapping; $2,500 on a Reclamation Bond; and $9,896 on Trenching.

(5)

During the fiscal year, the Company spent $481,368 on its mineral property interests and $89,177 on its oil and gas property interests. On the mineral properties, $8,605 was expended on the Atlin Property, with the entire amount from field work. On the Naskeena Coal property, $472,763 was expended, including Drilling of $209,926; License of $31,199; Geological of $28,723; Trenching of $22,677; Mapping of $19,878; and Fieldwork of $9,360. The Company also acquired equipment totaling $870.

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

In April 2003, the Company entered into a Memorandum of Understanding with Leeward Capital Corp. to participate in the acquisition and exploration of the Set Ga Done gold prospect located in Shan State, Union of Myanmar.  The proposed acquisition covered 700 square kilometers and is located in northeast Shan State across the Myanmar border from Yunnan Province in the Peoples’ Republic of China.  Under the terms of the Memorandum of Understanding the Company had to advance $50,000 as a refundable performance bank guarantee to the Government of Myanmar and expend the first $200,000 in acquisition and exploration costs to earn a 50% interest in the property with Leeward, following which costs will be shared equally.  The Government of the Union of Myanmar retains a 25% carried working interest.

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

On August 24, 2007, Quad Energy SA gave notice to the Company and Leeward Capital that they could not secure financing for the joint venture on the Set Ga Done property, and were opting out of the joint venture agreement. The Company decided not to finance the project due to the political instability in the region and wrote-off $503,907 in exploration and acquisition expenditures in the fiscal year ended August 31, 2007.

Jet Gold Corp. is an exploration stage company and there is no assurance that a commercially viable mineral or hydrocarbon deposit exists on any of its properties.  Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2007

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital balance of $67,787 on 8/31/2007. Since the end of the fiscal year, the Company has issued 625,000 common shares pursuant to the exercise of options for proceeds of $78,750 and issued 480,000 common shares pursuant to the exercise of warrants for proceeds of $73,000. The Company also announced that it has  negotiated a non-brokered private placement of 3,200,000 units at a price of 15 cents per unit, to raise gross proceeds of $480,000. The 3,200,000 includes 1,000,000 flow-through units and 2,200,000 non flow-through units. Each unit is composed of one share and one share purchase warrant, exercisable at 25 cents per share for two years.

Use of Funds for Fiscal 2008

For Fiscal 2008, the Issuer estimates that it will expend $400,000 on general/administrative expenses and $775,000 on property acquisition/exploration expenses. The Company will require additional funds in order to meet its fiscal 2008’s budgeted expenditures.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 8/31/07, the Company’s assets were located in Canada and the United States; at 8/31/2006 and 8/31/2005, the Company’s assets were located in Canada, Union of Myanmar and the United States; at 8/31/2004 and 8/31/2003 the Issuer’s assets were located in Canada and the Union of Myanmar.

8/31/2003:	$10,830 – Union of Myanmar $267,460 – Canada
8/31/2004:	$378,217 – Union of Myanmar $277,858 – Canada
8/31/2005	$451,468 – Union of Myanmar $29,234 – USA $310,641 -Canada
8/31/2006	$503,907 - Union of Myanmar $107,061 – USA $808,032 – Canada
8/31/2007	$196,238 - USA $694,690 - Canada

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities and from Federal, State, and Local authorities in the United States.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.  The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

The Company can conduct certain types of exploration activities on its properties year-round.

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

The Company is not dependent upon any Patents, Licenses, Contracts or Processes. No raw materials are required for the Company’s exploration activities.

4.C. Organization Structure

Jet Gold Corp. (“Jet Gold”, the “Company” or the “Issuer”) was formed under the British Columbia Act on 4/24/1987 under the name “Veto Resources Ltd.”  On 1/24/1997, the Company changed its name to “Baron Gold Corp.”  On 3/23/1998 the Company changed its name from “Baron Gold Corp.” to “BG Baron Group Inc.”  On 10/5/1999, the Company changed its name to “Consolidated BG Baron Group Inc.” On 4/3/2000, the Company changed its name from “Consolidated BG Baron Group Inc.” to “In-Sync Industries Inc.”  On 5/27/2003 the Company changed its name from “In-Sync Industries Inc.” to “Jet Gold Corp.”

The Issuer has no subsidiaries.

4.D.  Property, Plant and Equipment

This section first discloses where the Issuer’s office is located in Canada and then describes the mineral properties in which the Issuer has an interest. In the description of the mineral properties, it is disclosed that these properties are only exploration stage properties and that a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.  A discussion of the Naskeena Coal Project, which is currently the focus of the Company’s exploration efforts, is followed by a description of the Atlin property, located in the Canadian province of British Columbia. The Company also has interests in four oil and gas exploration prospects, the Steward, Funk, and Harris #2 prospects, which are located in Texas, United States, and the Warrner 27-1 Prospect, which is located in North Dakota. The Company formerly held an interest in the Set Ga Done mineral exploration property located northeast Shan State, Myanmar. Due to its joint-venture partner being unable to finance exploration on the project and the political instability in the region, the Company wrote-off its entire investment in the project during the fiscal year ended August 31, 2007.

The Issuer’s executive offices are located in rented premises of approximately 790 sq. ft. at Suite 1102, 475 Howe Street, Vancouver, British Columbia CANADA V6C 2B3.  The Issuer began occupying these facilities on November 1, 2002.  Monthly rent is $500.00.

It is important to note that even if the Issuer completes its exploration program on the Naskeena coal project and the Company is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit (a reserve) on the project.

The Naskeena Coal Property

The Naskeena Coal Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the property stemmed from earlier exploration work, as described below, that was done in the area.

Naskeena Coal Project, British Columbia, Canada

Fort St. John
Terrace
Quesnel
Vernon
Nanaimo
Trail

131 W
130 W
129 W
128 W
57 N
56 N
55 N
54 N
53 N
104G
104H
094E
104B
104A
094D
103O
103P
093M
103J
103I
093L
093E
Meziadin
Stewart
Cranberry
Kitsault
Aiyansh
Kincolith
Kitwanga
Naskeena Coal
128°50" W, 54°54" N
Terrace
Prince Rupert
Kitimat
0
22
44 km.
Map center: 55°3' N, 129°19' W
Legend
Coal Beds
NTS 1:250 000 Grid
Provincial Boundary (1:2M)
Boundary (International)
Boundary (Interprovincial)
Landmark - Points (1:2M)
Built-up Area
Builtup Area - Community/Locality
Customs Office
Hospital
Landmark - Cities (1:2M)
City
District Municipality
Town
Village
Village - Unincorporated
Landmark - Lines (1:2M)
Mine (Underground)
Pit
Quarry
Sewage Leaching Field
Tailing Pile/Pond/Dump
Built-up Area
Designated Area
Oil/Gas Facilities
Ski Lift
Conveyor
Wharf
Transportation - Points (1:2M)
Airstrip
Ferry Route
Seaplane Custom Port
Transportation - Lines (1:2M)
Ferry Route
Road - Trunk
Road - Main
Road - Local
Bridge
Rail Line
Water - Points (1:2M)
Falls
Dam
Water - Lines (1:2M)
River/Stream - Definite
River/Stream - Left Bank
River/Stream - Right Bank
Dam
Lake - Definite
Icefield
Island - Definite
Coastline - Definite
Water - Polygons (1:2M)
River/Stream - Definite
Lake - Definite
Island - Definite
Scale: 1:1,249,999

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

NOTE: Map from BC Mineral Titles Online Website

Acquisition of Interest

Under an agreement between the Company and Black Diamond Coal Prospecting Syndicate (“Black Diamond) dated March 17, 2006, the Company was granted an option to acquire a 100% interest (subject to a 2% production royalty) in three coal license applications known as the Naskeena Coal Property.

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

Black Diamond retains a 2% royalty on the sale of coal or other products from the property. The Company has a right to purchase one-half of the royalty by paying $500,000 to Black Diamond.

This agreement is considered to be “non-arms length” as Robert Card, President of Jet Gold, owns a 25% interest in Black Diamond. The Company is current on all of its required obligations under the agreement.

Size and Location

The project consists of 3 coal tenures totaling 45 square km located in the Skeena Mining Division in Northwest British Columbia.

Tenure Number	Tenure Type	Map Number	Mining Division	Hectares

417512	Coal	103I096	Skeena	1485.0
417513	Coal	103I096	Skeena	1486.0
417514	Coal	103I086	Skeena	1486.0

The project is bisected by a paved road and lies 27 miles from a railhead in the town of Terrace and 100 miles from the Prince Rupert coal terminal. A high tension power line also bisects the project. The elevation of the project area ranges between 200 and 500 meters above sea level. The Coast Mountains rise steeply from the valleys to heights of 1,200 to 2,000 meters. Mature cedar forests once covered the project area, but in recent years most the area has been logged and replanted.

103I15 L
103I15 K
103I15 E
103I15 F
C. L.
417512
C. L.
417513
C. L.
417514
L
K

C103I096

COAL LEGEND

ADMINISTRATIVE AREAS

MINING DIVISION(S):
SKEENA

LAND DISTRICT(S):
CASSIAR AND RANGE 5 COAST

REGIONAL DISTRICT(S):
KITIMAT-STIKINE

ADMINISTRATIVE BOUNDARIES

REGIONAL DISTRICT
MINING DIVISION
LAND DISTRICT
PROVINCIAL BOUNDARY
MUNICIPALITY

NO STAKING AREA

PARK

INDIAN RESERVE
(SEE NOTES 1)

CONDITIONAL AREA
SUBJECT TO CONDITION
RESERVE OR RELEASE
REQUIRED RESERVE

COAL TENURES

COAL APPLICATION
COAL LICENCE
COAL LEASE
APPLICATION — APP.
LICENCE — C. L.
LEASE — LEASE
TENURE NUMBER — 345678
TENURE HOOK

PLANIMETRIC LEGEND

DRAINAGE AND RELATED FEATURES

COASTLINE, DEFINITE / INDEFINITE
RIVER / STREAM, DEFINITE / INDEFINITE
LAKE, DEFINITE
LAKE, INDEFINITE
DAM
DYKE
SAND / GRAVEL BAR
FLOODED LAND
SWAMP / MARSH
FALLS / RAPIDS
ICE FIELD / GLACIER
RESERVOIR, DEFINITE
RESERVOIR, INDEFINITE

CLIFF / SCARP
ESKER
SLIDE

LANDMARK FEATURE

MINE
PIER / WHARF
PIPELINE
QUARRY
TRANSMISSION LINE

TRANSPORTATION FEATURES

AIRFIELD
CUTLINE / SEISMIC LINE
RAIL LINE
ROAD, SURFACE PAVED
ROAD, SURFACE LOOSE
ROAD, SURFACE ROUGH / TRAIL
BRIDGE

CONTROL DATA

HORIZONTAL CONTROL POINT, MARKED
VERTICAL CONTROL POINT, MARKED
MAJOR CONTOUR
MINOR CONTOUR
CONTOUR INTERVAL - 20 METRES

DISCLAIMER

This map is prepared only as a guide to the location of coal tenures. For current or more specific information, application should be made to the Coal Administrator's office.

SOURCES OF INFORMATION

Planimetric and topographic information obtained from the Terrain Resource Information Management (TRIM) base mapping program. For more information contact, Base Mapping and Geomatic Services Branch Ministry of Sustainable Resource Management.
Source Date: 2002 OCT 08

Cadastre produced from spatial data obtained from the Crown Land Registry Services (CLRS). For more information contact the Crown Land Registry Services, Ministry of Sustainable Resource Management.
Source Date: 2002 AUG 06

This map depicts only the coal tenure theme. For the mineral tenure theme see appropriate mineral map and for the placer tenure theme see appropriate placer map.

Additional tenure information is available on the internet:
http://emrwww.gov.bc.ca/mtfile

NOTES FROM COAL LEGEND MISCELLANEOUS NOTES

Applications will not be accepted within tidal waters. (B.C. Reg. 100 / 88)

Please refer to the Coal Act, Coal Act Regulation, and Mines Act for more complete information.

COAL ADMINISTRATOR'S OFFICE

300 1810 Blanshard Street
P.O.Box 9322 Stn Prov Govt
Victoria BC V8W 9N3
Public Query: (250) 952-0521
Fax: (250) 952-0541
Mining Divisions: ALL

GUIDE TO BCGS MAPPING SYSTEMS

GUIDE TO THE MINERAL TITLES ONLINE GRID SYSTEM

BRITISH COLUMBIA
GEOGRAPHIC SYSTEM
(BCGS)
094H
UTM: UNIVERSAL
TRANSVERSE
MERCATOR
CROSS HAIRS EVERY
1000 METRES
1 : 20 000 BCGS MAPSHEET
GROUP
BLOCK
COAL LICENCE
APPLICATION AREA
010

T.N.
MAGNETIC DECLINATION AS OF 2004
CHANGING 13.0' W ANNUALLY

INDEX TO ADJOINING MAPS

1000 m 0 1 km

ORIGINAL PRODUCED AT 1: 20 000

LAST MAP UPDATE: 2006 SEP 13
Version Number: 0005

BRITISH COLUMBIA

MINISTRY OF ENERGY AND MINES

MINISTRY OF SUSTAINABLE RESOURCE MANAGEMENT

COAL TITLES REFERENCE MAP

C103I096

North American Datum - 1983
U.T.M. Coordinate System - Zone 9
Compilation Date: 2004 JUL 21

Property Geology

The project is located within the Kitsumkalum River valley basin which runs north/south, just east of the main Coast Range intrusive complex. The valley is considered an extension of the Kitimat Trench and is a rift valley feature. The Naskeena coal project is located at the head of the valley, where the northern portion of the project has shallow overburden or exposed bedrock and the southern portion is covered by Quatemary gravels with an estimated depth of up to 30 meters. Coal seams are exposed at surface in several areas of the project, and much of the known deposit is adjacent to, but clear of, the Big Cedar River which runs through the project.

History and Previous Work

The property and its coal potential was first discovered through a government regional resource assessment program in 1914. At the time of the original reports, the deposit was described as adjacent to the “Little Cedar River”. Sometime after the initial discovery, the Little Cedar River was renamed the “Big Cedar River” and another tributary to the west was named the “Little Cedar River”. This change caused confusion when others attempted to follow-up the initial discovery and led them to explore to the west of the actual discovery, where follow-up exploration discovered only minor coal. Only recently was the change of names discovered, and the actual coal deposit rediscovered.

Current and Anticipated Work

During the year ended 8/31/2006, the Company expended $12,914 on exploration on the property. This includes an $8,000 reclamation bond with the Province of British Columbia. During the first quarter of fiscal 2007, the Company commenced fieldwork at Naskeena after receiving all final permits and coal licenses from the provincial Ministry of Mines. The mapping program discovered additional coal showings, and the coal-bearing area was defined to within the logical boundaries of eastern and western faults. Alteration is minimal, which suggests the area is an undisturbed portion of Bowser Basin sediments. The area of anomaly is roughly estimated at over 18,000 acres, and the northern portion is typically of shallow overburden and gentle dipping beds which may be conductive to open pit possibilities.

The Company originally anticipated beginning a diamond drill program on the original coal showing as well as 3 newly discovered showings, in November 2006. However, due to delays with the contracted driller and poor weather, the Company delayed the drilling until calendar 2007. In January 2007, the Company signed a contract with a new drilling company. 16 NQ-sized Diamond Drill holes were completed on the project totaling 1,215 meters, with 10 of the holes on or adjacent to the known coal showings. The depth of the holes ranged from 200 feet to 266 feet, with one single 500 foot hole completed to assess the strata. 7 of the drill holes intersected multiple coal beds, ranging from 1 to 5 feet in thickness. Diamond Drill Hole #6 intersected seven coal beds, starting at 45 feet from surface down to 155 feet, with two five foot thick beds intersected within 50 feet.

From the diamond drilling, the fixed carbon content (dry) of the coal samples ranges from 4.86% to 43.69%. The ash percentage (dry) is from 52.15% to 90.94%. All of the samples had low volatile material and sulfur values. The diamond drill had generally poor core recovery in the coal seams, with recovery estimated at 50%.

Only a small portion of the eastern edge of the property has been tested by drilling. Numerous coal exposures remain within the valley. The main coal bearing structure was confirmed during the first phase of drilling. Three additional drill holes totaling approximately 1,000 feet have been undertaken. This phase moved the drill 1.5 miles south from the known showing to the approximate center of the Company’s southern-most tenure.

The overburden on the property ranges from surface down to 100 feet. The large size of the property requires significant drilling to further define the coal beds. As core logging on the completed holes is correlated, the new data can be used to forecast the coal bearing environment’s configuration. The Company is planning on drilling in excess of 100 holes to fully evaluate the potential resource, with drilling to continue during fiscal 2008.

During Fiscal 2007, the Company expended $472,763 on the Naskeena project. For Fiscal 2008, the Company estimates it will expend approximately $600,000 on exploration on the Naskeena project.

The Atlin Property, British Columbia

The Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 upon signing and approval of the TSX Venture Exchange (issued), 50,000 shares after $50,000 in work, 50,000 shares after an additional $75,000 in work, and 50,000 after an additional $100,000 in work. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period, as follows: $50,000 by August 20, 2006, a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008.The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production. The Company also acquired two placer mining claims which overlie the 18 mineral claims concurrent with the option agreement above. The Company is current with all of its required expenditures and payments under the option agreement.

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

During Fiscal 2007, the Company expended $8,605 on exploration on the Atlin property. Because of the poor results achieved during the testing of the placer gravels, the Company wrote-down $94,018 of its capitalized acquisition and exploration expenditures. However, the Company intends to continue to explore the lode claims portion of the property for other types of mineral deposits, including gold, uranium, and molybdenum. The Company estimates it will expend $25,000 for exploration on the Atlin property during fiscal 2008.

The Set Ga Done Gold Property

The Set Ga Done Property was a mineral exploration project located in Shan State, Union of Myanmar. It was without known reserves and the work done by the Company was exploratory in nature. The Company entered into a Memorandum of Understanding (“MOU”) with Leeward Capital (“Leeward”) to participate in the acquisition, exploration and development of an exploration block originally consisting of 700 square km.  Pursuant to the MOU, the Company expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward.  Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar.  The Government of Myanmar would hold a 25% carried working interest.  The joint interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-year period and an additional US$1,000,000 on a feasibility study.  The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the interest of the Company is 37.5%. Leeward received final approval on the concession agreement from the Government of Myanmar on December 10, 2003.

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

If Quad expended the full US$700,000 to earn a 51% interest, Jet’s ownership of the joint-venture on the property would be reduced to 18.4%.

From fiscal 2004 to fiscal 2006, the Company expended $503,907 on acquisition and exploration expenditures on the Set Ga Done project, including drilling. In August 2007, Quad Energy notified the Company and Leeward that it could not secure financing for the joint venture and, as a result, was opting out of the joint venture agreement. The Company decided not to finance the project due to political instability in the region. Therefore, the Company wrote-off its entire capitalized exploration and acquisition expenditures of $503,907 during the fiscal year ended August 31, 2007.

Kshish Molybdenum Property

Subsequent to the fiscal year ended August 31, 2007, the Company announced that it had acquired the Kshish Molybdenum property located near Terrace, British Columbia. The acquisition agreement calls for the Company to make a cash payment of $25,000, the issuance of up to 500,000 common shares four years, and the expenditure of $500,000 on exploration work over four years.

The Company is also required to issue a bonus of 300,000 additional common shares if the property goes into production.

The property is located 15 kilometers northeast of the town of Terrace and covers an area of 4,082 hectares. Elevation ranges from 400 meters to 1,500 meters. Access is provided by nine kilometers of public road and eight kilometers of logging road. The Canadian National rail line lies within one kilometer of the property’s access road.

The core property, 730 hectares, consists of molybdenum geochemical anomalies occurring over approximately five kilometers and a large block of additional claims, 3,352 hectares, staked by the Company in October. The additional ground was staked based on observed conditions as well as anomalous B.C. Geologic Survey geochemical samples located farther to the northwest on Lean-to Mountain. The property was discovered in 1966 and sat unnoticed until new logging roads were built into the area which exposed significant amounts of bedrock. Exposures along these roads prompted a review of the 1960s exploration work. This exploration work, undertaken in 1967 and 1968 for Amax Exploration, included 675 geochemical samples. This exploration work was summarized in a 1968 geological report which identified two zones of anomalous molybdenum values.

The Company is currently planning an exploration program to begin in the first-half of calendar 2008 which will include stream sediment sampling for the entire area as well as prospecting and geologic mapping with a view to establishing diamond drill targets. The fiscal 2008 exploration costs are estimated to be approximately $150,000.

Oil and Gas Interests

Stewart Oil and Gas prospect, Texas

The Company has elected to participate in a 2½% working interest (1.875% net revenue interest) in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas. The Company paid $29,234 for its share of the estimated project costs in 2005. Horizon Industries Ltd. is the operator.

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

Current and Anticipated Work

The operator of the Stewart Prospect, Horizon Industries, prepared an expanded 3-D seismic data program on the prospect and surrounding lands. The data identified potential gas sands in the Frio formation at 3,000 feet and the Cook Mountain formation at 5,600 feet. The Stewart #2 well is being planned to be drilled to a total depth of 3,400 feet to test a Frio anomaly. Horizon has finalized a drilling contract for Stewart #2 and is currently completing negotiations with the landowner over rig and pipeline access. The well is expected to be spudded in early calendar 2008.

Funk Oil and Gas prospect, Texas

The company has elected to participate in a 5% working interest (0.725% net revenue interest) in a drilling program for natural gas in the Funk prospect located in Goliad County, Texas. The prospect is comprised of two tracts of 240 acres and 160 areas in an area of current natural gas production. Horizon Industries Ltd. is the operator.

Location

The 400 acre Funk Prospect is located in Goliad County, Texas within the Middle Yegua gas trend.

Current and Anticipated Work

The project operator, Horizon Industries, commenced drilling the Horizon Funk No. 1 well in August 2006. The well was drilled to a total depth of 2,530 feet, and logs indicated 15 feet of pay extending from a depth of 2,018 feet to 2,033 feet. A 4-foot interval was perforated between 2,020 and 2,024 feet, and a flow test was performed. The well flowed at approximately 200 MCF per day until August 2007. Currently, the operator is determining the feasibility of re-stimulating this zone or perforating another zone up-hole.

In January 2007, Horizon Industries completed the drilling, logging and core sampling of the Horizon Funk No. 2 well which was drilled to a total depth of 6,060 feet. The target zone of the Yegua formation was intersected from a depth of 5,580 feet to 5,680 feet. A secondary zone in the Cook Mountain formation was intersected from 5,820 feet to 5,840 feet. Two net pay zones were also intersected in the Frio formation of 22 feet and 8 feet starting at 3,121 feet. The operator perforated the secondary pay zone in the Cook Mountain formation over 6 feet from 5,823 to 5,829 feet, and the Yegua formation was also perforated, both with limited success. Most recently the lowermost Frio zone was perforated and put into production in September 2007 on a 9/64ths choke. The well currently has a stable flow rate of approximately 200 MCF per day.

In addition to the Funk #1 and #2 wells drilled by Horizon, there are two existing shut-in wells on the prospect. These wells were tested and put into service briefly but proved to be uneconomic and have been shut-in. Additional prospective well locations have been identified on the prospect.

The Company has advanced $36,356 to cover its share of anticipated project costs as of November 30, 2007

Harris #2 Property – Texas

The Company acquired a 2% interest in two drilling prospects located in the Harris NE oil and gas fields in Live Oak County, Texas. The joint venture was formed to secure, re-enter, drill, and operate the Harris-N Well #2. Originally drilled in November 1985, the operation of the wells was productive, but it was shut-in in August 1992 due to low oil and gas prices. The well shall be re-entered and drilled to its original depth of around 8,800 feet. A number of pay zones are expected to be re-explored, including the Wilcox and Wilcox-McHank sands. Stratco Operating Company Inc. is the operator.

The Company has advanced $27,564 for its share of estimated project costs as of November 30, 2007.

Wanner 27-1 Property – North Dakota

The Company has acquired an option to purchase a 1 ½% back-in working interest in a drilling program for oil in a prospect known as the Wanner 27-1 well located in Stark County, North Dakota. The well has been drilled and is awaiting completion. Oil for America is the operator.

The Company has advanced $21,371 for its share of the estimated project costs as of November 30, 2007.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 8/31/2007, 8/31/2006, and 8/31/2005 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 13 to the Company’s audited annual financial statements. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.06 as of August 31, 2007, and was $1.00 as of January 31, 2008.

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

Results of Operations

Fiscal 2007 Ended 8/31/2007 vs. Fiscal 2006 Ended 8/31/2006

Overview

For the year ended August 31, 2007 the Company had a net loss of $1,008,122 ($0.05 per share) compared to a net loss of $359,187 ($0.02 per share) for the year ending August 31, 2006. The increase in Fiscal 2007 was largely due to higher Stock-based Compensation Expense of $207,250 (2006 - $73,265), as well as Property Investigation Costs of $20,743 (2006 – Nil) and the write-down of Mineral Interest of $597,925, which included the write-off of the Set Ga Done Project in Myanmar of $503,907. The Company expects to continue losses for Fiscal 2008 as it explores its mineral properties and expends funds on its oil and gas interests.

Expenses

General and administration expenses totaled $447,015 for the year ended August 31, 2007 compared to $336,655 for the year ended August 31, 2006. The largest six items for this fiscal year were stock-based compensation, investor relations, administration, legal audit and accounting, consultants, and insurance. Details of these six items are as follows:

Stock-based compensation was $207,250 (2006 - $73,265) which was for 1,023,000 stock options granted during the year. Investor relations totaled $61,827 (2006 - $99,678), with the decline from the prior year due to the termination in October 2006 of an investor relations agreement which totaled $10,000 (2006 - $30,000) and $51,827 (2006 - $69,678) for web site enhancement, advertising in trade magazines, and public relations.

Administration of $48,000 (2006 - $48,000) for management consulting to an officer and director as a result of the activity of the Company. The Company expects to expend the same amount in the next fiscal year.

Legal, audit and accounting of $38,533 (2006 - $37,739) consists of $5,923 (2006 - $11,870) for legal fees as a result of additional property acquisitions and private placements, and $32,610 (2006 - $25,869) for auditing and accounting. Consulting totaled $23,296 (2006 - $18,500) which consisted of $18,000 (2006 - $16,000) for accounting and administration fees paid to an officer and $5,296 (2006 - $2,500) for other. Insurance totaled $13,860 (2006 - $Nil) which consisted entirely of Officers and Directors Liability Insurance.

Write-down of mineral project interests totaled $597,925, which included the write-down its Atlin project by $94,018 and write-off of the Set Ga Done project of $503,907. There were no mineral interests written-down in the prior year, although during fiscal 2006 the Company wrote-off Oil and Gas Properties totaling $26,042 related to the abandonment of the Stewart #1 well in Texas.

In British Columbia, the Company spent $8,605 on fieldwork on the Atlin property. On the Naskeena Coal property, the Company incurred $151,000 of acquisition costs and expended $321,763 on exploration. In Myanmar, the Company incurred no acquisition costs and no exploration costs on the Set Ga Done property.

On its Oil and Gas Interests, the Company expended $89,177 for acquisition costs.

All other expenses are in the normal course of business.

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

Investor relations of $49,098 (2004 - $64,656) consist of $20,350 for promotions in trade magazines, web site development of $3,810 and in house investor relations of $25,437. In the prior year the Company had hired a investor relations firm, participated in a trade show in Calgary  and other activities. Subsequent to year end the Company hired an investor relations firm on a month to month basis. The Company expects to continue its investor relations activities in the next fiscal year.

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

Liquidity and Capital Resources

As at August 31, 2007, the Issuer had working capital of $67,787. Subsequent to the end of the fiscal year, the Company issued 625,000 common shares for proceeds of $78,750 pursuant to the exercise of options and issued 480,000 common shares pursuant to the exercise of warrants for proceeds of $73,000. On February 15, 2008, the Company announced its has negotiated the non-brokered private placement of 3,200,000 common stock units at a price of $0.15 for gross proceeds of $480,000. This financing is composed of 1,000,000 flow-through units and 2,200,000 regular units, with each unit consisting of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.25 for a period of two years. The offering is subject to completion and acceptance by the TSX Venture Exchange.

Management estimates that it will expend approximately $775,000 on mineral property exploration and $400,000 on General and Administrative expenses for fiscal 2008. The Company will require additional funds in order to meet its budgeted expenses. If the Company is unable to raise additional funds, exploration on certain of its properties is likely to be curtailed or postponed.

The Company has no long-term debt obligations.

Fiscal 2007 Ended 8/31/2007

As at August 31, 2007, the Company had working capital of $67,787 compared to working capital of $530,481 at August 31, 2006. The decrease in working capital of $462,694 was due to higher spending on the Naskeena project and fewer common shares issued through private placements for cash during the current year. Cash and cash equivalents of $40,463, Mineral exploration tax credit receivable of $35,415, receivables of $8,427, and prepaid expenses in the amount of $16,594 represented the current asset position at August 31, 2007.

Cash used for Operating Activities during Fiscal 2007 was ($229,682) including the net loss for the fiscal year of ($1,008,122). The adjustments in the category of items not affecting cash for the fiscal year were Mineral interests written down of $597,925; Stock-based compensation in the amount of $207,250; Amortization in the amount of $758; and Future income tax recovery of ($45,755). Significant changes in non-cash working capital items were an decrease in Amounts receivable of $4,951, a decrease in Prepaid expenses of $16,006, and a decrease in accounts payable and accrued liabilities in the amount of $2,695.

Investing Activities used cash of $475,415. Of this amount, $385,368 in cash was used on Expenditures on mineral interests, $89,177 was used on Acquisition of oil and gas interests, and $870 in cash was used for purchase of Equipment.

Financing Activities provided cash of $225,250, with shares issued for cash, net of issue costs, totaling $206,500, and share subscription received in advance totaling $18,750.

During the year, the Company issued a total of 1,790,000 common shares. 1,000,000 common shares were issued pursuant to a private placement for proceeds of $150,000; 75,000 common shares were issued pursuant to the exercise of options for proceeds of $10,000; and 315,000 common shares were issued pursuant to the exercise of warrants for proceeds of $46,500. 400,000 common shares were also issued pursuant to property agreements at a deemed value of $96,000. These issuances also incurred share issue costs of $45,755.

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

US GAAP Reconciliation

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized.  Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the Securities and Exchange Commission (“SEC”) Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

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

The reader is advised to consult Jet Gold’s audited annual financial statements for the year ended August 31, 2007, particularly Note 13, for quantification of the differences.

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

Accounting for Certain Financial Instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 provides guidance for using fair value to measure assets and liabilities.  It clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including adjustment for risk, not just the company’s mark-to-model value.  SFAS No. 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data.  Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.   SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Fair Value Option for Financial Assets and Financial Liabilities

On February 15, 2007, the FASB issued SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of the adoption of SFAS No. 159.

Quantifying Financial Misstatements

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”).  The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet.  SAB 108 is not expected to have a material impact on the Company’s financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

2/7/2008

Name	Position	Age	Date First Elected of Appointed

Robert L. Card (1)	President, Director	70	May 18, 2001
Leonard Harris	Director	70	February 15, 2006
Robert M Kaplan (1)	Director	70	October 20, 2003
Keith E. Robinson (1)	Director	66	October 27, 2003
Zigurts Strauts	Director	60	October 25, 2006
Betty Ann Loy	Corporate Secretary	51	February 15, 2007
Blaine Y. Bailey	Chief Financial Officer	56	December 2, 2004

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

Betty Ann Loy (Corporate Secretary): Ms. Loy is an experienced corporate administrator who has served as a director and secretary of various public and private companies. She has more than twelve years experience in corporate administration of both Canadian and United States public companies, including responsibility for statutory compliance and regulatory filings, and has managed all aspects of corporate and shareholder communications including filing press releases and statutory filings.

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

1.

Gulfside Minerals Ltd. – Serves as Chief Financial Officer since August 2005.

2.

Qumana Software – Serves as Corporate Secretary, Chief Financial Officer, and Director since May 1999.

3.

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2007 ended 8/31/2007 was $48,000, paid to Robert L. Card, the President of the Issuer and $18,000 paid to Blaine Bailey, Chief Financial Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Common Stock Options Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
Robert Card,	2006	Nil	Nil	$48,000 (1)	158,000	Nil	Nil	Nil
President	2006	Nil	Nil	$48,000 (1)	125,000	Nil	Nil	Nil
	2005	Nil	Nil	$48,800 (1)	200,000	Nil	Nil	Nil

Harvey Dick,	2006	Nil	Nil	Nil	20,000	Nil	Nil	Nil
Former Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Blaine Bailey,	2007	Nil	Nil	$18,000 (2)	150,000	Nil	Nil	Nil
Chief Financial Officer	2006	Nil	Nil	$16,000 (2)	50,000	Nil	Nil	Nil
	2005	Nil	Nil	$12,000 (2)	50,000	Nil	Nil	Nil

Leonard Harris	2007	Nil	Nil	Nil	25,000	Nil	Nil	Nil
Director	2006	Nil	Nil	Nil	100,000	Nil	Nil	Nil

Murray Irving	2006	Nil	Nil	Nil	20,000	Nil	Nil	Nil
Former Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Robert Kaplan,	2007	Nil	Nil	Nil	25,000	Nil	Nil	Nil
Director	2006	Nil	Nil	Nil	125,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

John MacMillan,	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Director

Keith Robinson,	2007	Nil	Nil	Nil	75,000	Nil	Nil	Nil
Director	2006	Nil	Nil	Nil	50,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Zigurts Strauts,	2007	Nil	Nil	Nil	125,000	Nil	Nil	Nil
Director

Betty Ann Loy	2007	Nil	Nil	Nil	20,000	Nil	Nil	Nil
Corporate Secretary	2006	Nil	Nil	Nil	20,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Lana Turner	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former	2006	Nil	Nil	Nil	20,000	Nil	Nil	Nil
Corporate Secretary	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Paid for Office and administration services.

(2)

Paid for administrative services.

Table No. 7

Stock Option Grants in Fiscal 2007 Ended 8/31/2007

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date

Robert Card	158,000	$0.25	04/18/2007	04/18/2012

Robert Kaplan	25,000	$0.25	04/18/2007	04/18/2012

Leonard Harris	25,000	$0.25	04/18/2007	04/18/2012

Zigurts Strauts	100,000	$0.17	10/30/2006	10/30/2011
	25,000	$0.25	04/18/2007	04/18/2012

Keith Robinson	75,000	$0.25	04/18/2007	04/18/2007

Blaine Bailey	150,000	$0.25	04/18/2007	04/18/2012

Betty Ann Loy	20,000	$0.25	04/18/2007	04/18/2012

Consultants	75,000	$0.20	01/24/2007	01/24/2012

Consultants	370,000	$0.25	04/18/2007	04/18/2012

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2007 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2007

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

Stock Options.  The Issuer may grant stock options to Directors, Senior Management, Employees and Consultants.  1,023,000 stock options were granted, 75,000 were exercised and 45,000 were cancelled during Fiscal 2007. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Robert L. Card, Robert M. Kaplan and Keith Robinson and the Audit Committee met once during Fiscal 2007.

6.D.  Employees

As of 2/7/2008, the Issuer had no employees, only independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 9 lists, as of 1/28/2008, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Card	(1)	2,709,250	11.30%
Common	Robert Kaplan	(2)	1,402,350	5.84%
Common	Keith E. Robinson	(3)	590,000	2.49%
Common	Leonard Harris	(4)	320,000	1.36%
Common	Zigurts Strauts	(5)	388,000	1.64%
Common	Blaine Bailey	(6)	655,000	2.75%
Common	Betty Ann Loy	(7)	65,000	0.03%
	Total Directors/Management 5% Holders		6,129,600	23.77%

(1)

Of these shares, 508,000 are represented by currently exercisable share purchase options and 100,000 are represented by currently exercisable share purchase warrants. 50,000 of these common shares are held in the name of Allison Resources Inc and 113,000 are held in the name of Sumac Investments Inc., both of which have Robert Card as the beneficial owner.

(2)

Of these shares, 375,000 are represented by currently exercisable share purchase options and 250,000 are represented by currently exercisable share purchase warrants. 183,850 of these common shares are held indirectly in the name of Capilano Investment., with Robert Kaplan as beneficial owner.

(3)

Of these shares, 200,000 are represented by currently exercisable share purchase options and 100,000 are represented by currently exercisable share purchase warrants.

(4)

Of these shares, 100,000 are represented by currently exercisable share purchase options; and 100,000 are represented by currently exercisable share purchase warrants.

(5)

Of these shares, 125,000 are represented by currently exercisable share purchase options and 100,000 are represented by currently exercisable share purchase warrants.

(6)

Of these shares, 275,000 are represented by currently exercisable share purchase options and 140,000 are represented by currently exercisable share purchase warrants.

(7)

Of these shares, 40,000 are represented by currently exercisable share purchase options.

# Based on 23,368,755 shares outstanding as of 1/28/2008.

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

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 8/31/2007, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

Robert Card	200,000	$0.20	9/29/2004	9/29/2009
	125,000	$0.10	9/01/2005	9/01/2010
	158,000	$0.25	4/18/2007	4/18/2012

Robert Kaplan	150,000	$0.15	10/27/2003	10/27/2008
	125,000	$0.10	9/01/2005	9/01/2010
	25,000	$0.25	4/18/2007	4/18/2012

Keith Robinson	50,000	$0.15	10/27/2003	10/27/2008
	50,000	$0.10	9/01/2005	9/01/2010
	75,000	$0.25	4/18/2007	4/18/2012

Leonard Harris	100,000	$0.13	3/06/2006	3/06/2011
	25,000	$0.25	4/18/2007	4/18/2012

Zigurts Strauts	100,000	$0.17	10/30/2006	10/30/2011
	25,000	$0.25	4/18/2007	4/18/2012

Betty Ann Loy	20,000	$0.10	9/01/2005	9/01/2010
	20,000	$0.25	4/18/2007	4/18/2010

Blaine Bailey	50,000	$0.15	10/27/2003	10/27/2008
	50,000	$0.20	12/01/2004	12/01/2009
	50,000	$0.10	9/01/2005	9/01/2010
	150,000	$0.25	4/18/2007	4/18/2012

Placement Agent (1)	225,000	$0.25	4/13/2006	4/13/2008

Consultant	25,000	$0.15	10/27/2003	10/27/2008

Consultant	20,000	$0.10	9/01/2005	9/01/2010

Consultant	75,000	$0.13	3/09/2006	3/09/2011

Consultant	75,000	$0.20	1/24/2007	1/24/2012

Consultants	370,000	$0.25	4/18/2007	4/18/2012

Total Officers/Directors	1,548,000
Total Consultants/Placement Agents	790,000
Total Options Outstanding	2,338,000

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 11 lists as of 1/28/08, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 11

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Card	(1)	2,709,250	11.30%
Common	Robert Kaplan	(2)	1,402,350	5.84%

 (1)

Of these shares, 508,000 are represented by currently exercisable share purchase options and 100,000 are represented by currently exercisable share purchase warrants. 50,000 of these common shares are held in the name of Allison Resources Inc and 113,000 are held in the name of Sumac Investments Inc., both of which have Robert Card as the beneficial owner.

(2)

Of these shares, 375,000 are represented by currently exercisable share purchase options and 250,000 are represented by currently exercisable share purchase warrants. 183,850 of these common shares are held indirectly in the name of Capilano Investment., with Robert Kaplan as beneficial owner.

# Based on 23,368,755 shares outstanding as of 1/28/2008.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 2/8/2008, Jet Gold’s shareholders’ list showed 23,368,752 common shares outstanding and 88 registered shareholders, which includes the indirect holding by depository institutions and other financial institutions . Of these registered holders, 41 holders of record are resident in Canada, holding 21,439,375 common shares, or 91.74% of the common shares issued and outstanding; 41 “holders of record" resident in the USA, holding 1,768,427 common shares, or 7.57% of the common shares issued and outstanding; and 5 holders of record resident elsewhere holding 160,950 common shares, or 0.69% of the common shares issued and outstanding.

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

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

The Company paid $48,000 (2006 - $48,000; 2005 - $48,000) to a company controlled by Robert Card, President of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $6,320 (2006 - $6,809; 2005 - $7,613) for office rent to a Down Under Resources Inc., a company controlled by the Mr. Card. The Company paid $18,000 (2006 - $16,000; 2005 - $12,000) to a company controlled by Blaine Bailey, Chief Financial Officer, for administrative services.

The Company has an option agreement with Black Diamond Coal Prospecting Syndicate which grants the Company an option to earn a 100% interest in the Naskeena Coal Project, subject to a 2% production royalty held by Black Diamond. Robert Card, President of Jet Gold, owns a 25% interest in Black Diamond.

Accounting Fees

The Issuer paid accounting fees of $22,180 and $16,569 to Smythe Ratcliffe LLP during Fiscal 2007 and Fiscal 2006, respectively.

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

  Fiscal 2007/2006 Ended August 31st

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

8.B.  Significant Changes

There have been no significant changes since the end of the Company’s most recent fiscal year ended August 31, 2007.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "JAU".  The Issuer applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on 10/18/2002.

Table No. 12 lists the high and low sales prices on the TSX Venture Exchange for the last six months, last six fiscal quarters, and last five fiscal years.

______________________________________________________________________________

______________________________________________________________________________

Table No. 12

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 01/31/08	$0.18	$0.15
Month Ended 12/31/07	$0.17	$0.13
Month Ended 11/30/07	$0.20	$0.13
Month Ended 10/31/07	$0.29	$0.16
Month Ended 09/30/07	$0.36	$0.25
Month Ended 08/31/07	$0.42	$0.25

Quarter Ended 11/30/07	$0.36	$0.13
Quarter Ended 08/31/07	$0.51	$0.25
Quarter Ended 05/30/07	$0.69	$0.22
Quarter Ended 02/28/07	$0.34	$0.15
Quarter Ended 11/30/06	$0.20	$0.15
Quarter Ended 08/31/06	$0.25	$0.12

Fiscal Year Ended 8/31/07	$0.69	$0.15
Fiscal Year Ended 8/31/06	$0.37	$0.10
Fiscal Year Ended 8/31/05	$0.26	$0.08
Fiscal Year Ended 8/31/04	$0.90	$0.10
Fiscal Year Ended 8/31/03	$0.14	$0.06

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of January 28, 2008 a total of 23,368,755 common shares were issued and outstanding.

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 13 lists, as of 1/28/2008, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 13

Share Purchase Warrants Outstanding

______________________________________________________________________________

Number of Share Purchase Warrants Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

2,250,000	$0.35	April 13, 2008
225,000	$0.35	April 13, 2008
960,000	$0.25	January 9, 2009
TOTAL 3,435,000

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 8/31/2007 and 8/31/2006, there were an unlimited number of common shares without par value authorized and 22,013,755 and 20,223,755 common shares issued and outstanding, respectively. At the Annual and Special General Meeting of Shareholders held on February 15, 2006, shareholders approved a change to the Company’s number of common shares authorized from 100,000,000 to an unlimited number. As of 8/31/2005 there were 100,000,000 common shares without par value authorized and 15,138,755 common shares issued and outstanding.

During the last five years, 920,000 common shares have been issued for assets other than cash. These shares were issued pursuant to property acquisition agreements, and represent 4.2% of the common shares issued and outstanding as of 8/31/2007.

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

During fiscal 2007 ended August 31, 2006, the Company issued 900,000 flow-through common shares at a price of $0.15 for proceeds of $135,000. These proceeds will be used for qualifying exploration expenditures on the Company’s British Columbia mineral exploration properties, and the amounts will be renounced to flow-through shareholders.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Exercise of stock options	150,000	$22,500.00
	Issued for finder’s fee	10,000	$1,000.00

Fiscal 2000	Exercise of stock options	48,000	$7,200
	Share Consolidation	(7,540,023)	Nil
	Exercise of stock options	195,000	$33,150.00
	Private Placement	750,000	$112,500
	Private Placement	500,000	$75,000

Fiscal 2001	Exercise of stock options	120,000	$18,000
	Private Placement	470,000	$47,000
	Private Placement	3,000,000	$347,000

Fiscal 2002	Exercise of warrants	15,000	$1,950
	Private Placement	1,000,000	$100,000

Fiscal 2003	Nil	Nil	Nil

Fiscal 2004	Exercise of warrants	1,028,750	$137,188
	Private Placement	3,505,000	$465,750
	Exercise of options	50,000	$7,500

Fiscal 2005	Exercise of options	200,000	$30,000
	Private Placement	2,500,000	$375,000
	Issued for property	70,000	$12,600

Fiscal 2006	Private Placement	1,500,000	$150,000
	Private Placement	2,250,000	$562,500
	Exercise of warrants	595,000	$71,400
	Exercise of options	290,000	$34,000
	Issued for mineral interests	450,000	$129,500

Fiscal 2007	Private Placement	1,000,000	$150,000
	Exercise of warrants	315,000	$46,500
	Exercise of options	75,000	$10,000
	Issued for mineral interests	400,000	$96,000

Fiscal 2008	Exercise of warrants	480,000	$73,000
to date	Exercise of options	625,000	$78,750

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

Jet Gold Corp. (“Jet Gold”, the “Company” or the “Issuer”) was formed under the British Columbia Company Act on 4/24/1987 under the name “Veto Resources Ltd.”  On 1/24/1997, the Company changed its name to “Baron Gold Corp.” and new Articles were adopted.  On 3/23/1998 the Company changed its name from “Baron Gold Corp.” to “BG Baron Group Inc.”  On 10/5/1999, the Company changed its name to “Consolidated BG Baron Group Inc.” On 4/3/2000, the Company changed its name from “Consolidated BG Baron Group Inc.” to “In-Sync Industries Inc.”  On 5/27/2003 the Company changed its name from “In-Sync Industries Inc.” to “Jet Gold Corp.”. Due to the replacement of the British Columbia Company Act with the Business Corporations Act (the “Corporations Act”), the Company adopted new Articles of Incorporation dated August 17, 2005.

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

Naskeena Coal Agreement

Under an agreement between the Company and Black Diamond Coal Prospecting Syndicate (“Black Diamond) dated March 17, 2006, the Company was granted an option to acquire a 100% interest (subject to a 2% royalty) in three coal license applications known as the Naskeena Coal Property.

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

Black Diamond retains a 2% royalty on the sale of coal or other products from the property. The Company has a right to purchase one-half of the royalty by paying $500,000 to Black Diamond.

This agreement is considered to be “non-arms length” as Robert Card, President of Jet Gold, owns a 25% interest in Black Diamond.

A copy of this agreement was filed as an exhibit to the Company’s fiscal 2006 20-F Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The fees paid by the Company to its auditors, Smythe Ratcliffe LLP and G. Ross McDonald, in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
August 31, 2006	$12,169	Nil	$600	$3,800
August 31, 2007	$16,400	Nil	$800	$4,980

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

Audited Financial Statements

Independent Auditors Report of Smythe Ratcliffe LLP, dated December 5, 2007.

Balance Sheets at August 31, 2007 and 2006

Statements of Operations for the years ended August 31, 2007, 2006, and 2005.

Statements of Cash Flows for the years ended August 31, 2007, 2006, and 2005.

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

2.

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

August 31, 2007 and 2006

(Expressed in Canadian Dollars)

Index

Page

Management’s Responsibility For Financial Reporting

1

Auditors’ Reports to the Shareholders

  2

Financial Statements

Balance Sheets

3

Statements of Operations and Deficit

4

Statements of Cash Flows

5

Notes to Financial Statements

6 - 24

#

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Jet Gold Corp. have been prepared by and are the responsibility of the Company’s management.  The financial statements are prepared in accordance with Canadian generally accepted accounting principles and the standards of the Public Company Accounting Oversight Board (United States) and reflect management’s best estimates and judgment based on information currently available.

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

“Robert L.Card”

Robert L. Card

President

Vancouver, Canada

December 5, 2007

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF JET GOLD CORP.

(An Exploration Stage Company)

We have audited the balance sheets of Jet Gold Corp. (an exploration stage company) as at August 31, 2007 and 2006 and the statements of operations and deficit and cash flows for the years ended August 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended August 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

December 5, 2007

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards of the PCAOB for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in note 1 to the financial statements.  Our report to the shareholders dated December 5, 2007 is expressed in accordance with Canadian reporting standards, which does not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

December 5, 2007

Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: 604.688.4675 Telephone: 604.687.1231 Web: SmytheRatcliffe.com

JET GOLD CORP. (An Exploration Stage Company) Balance Sheets (note 1) August 31 (Expressed in Canadian Dollars)

	2007	2006

Assets

Current
Cash and cash equivalents	$40,463	$520,310
Mineral exploration tax credit receivable (note 4)	35,415	-
Amounts receivable	8,427	13,378
Prepaid expenses	16,594	32,600

	100,899	566,288

Mineral Interests (notes 4, 5 and 7)	590,868	742,840
Oil and Gas Interests (notes 5, 6 and 7)	196,238	107,061
Equipment (note 8)	2,923	2,811

	$890,928	$1,419,000

Liabilities

Current
Accounts payable and accrued liabilities	$33,112	$35,807

Shareholders’ Equity

Capital Stock (note 9)	5,141,609	4,876,304
Share Subscriptions (note 14)	18,750	-
Contributed Surplus (note 9(h))	475,791	277,101
Deficit	(4,778,334)	(3,770,212)

	857,816	1,383,193

	$890,928	$1,419,000

Subsequent Events (note 14)

Approved on behalf of the Board:

“Robert L. Card”

………………………………..…..……  Director

Robert L. Card

“Robert M. Kaplan”

…………………………………….……  Director

Robert M. Kaplan

See notes to financial statements.

JET GOLD CORP. (An Exploration Stage Company) Statements of Operations and Deficit Years Ended August 31 (Expressed in Canadian Dollars)
		2007	2006	2005

Expenses
Stock-based compensation		$207,250	$73,265	$105,062
Investor relations		61,827	99,678	49,098
Administration		48,000	48,000	48,000
Legal, audit and accounting		38,533	37,739	14,333
Consultants		23,296	18,500	19,902
Insurance		13,860	-	-
Regulatory fees		12,179	19,069	12,814
Travel		10,501	5,503	8,911
Printing and shareholders’ information		9,277	7,762	4,826
Transfer agent		6,802	8,549	8,012
Rent		6,320	6,809	7,613
Office and miscellaneous		6,208	6,723	7,976
Telephone		2,204	4,222	3,603
Amortization		758	836	1,056

Loss Before the Following		(447,015)	(336,655)	(291,206)
Interest income		11,806	6,855	5,581
Property expenses recovered		-	(3,345)	5,007
Property investigation costs		(20,743)	-	-
Oil and gas interests written-off		-	(26,042)	-
Mineral interests written-down		(597,925)	-	(36,537)

Loss Before Future Income Tax Recovery		(1,053,877)	(359,187)	(317,155)
Future Income Tax Recovery (note 11)		45,755	-	-

Net Loss for Year		(1,008,122)	(359,187)	(317,155)
Deficit, Beginning of Year		(3,770,212)	(3,411,025)	(3,093,870)

Deficit, End of Year		$(4,778,334)	$(3,770,212)	$(3,411,025)

Basic Loss Per Share	$	(0.05)	$(0.02)	$(0.02)

Weighted Average Number of Common
Shares Outstanding		21,238,782	17,754,248	14,242,207

See notes to financial statements.

JET GOLD CORP. (An Exploration Stage Company) Statements of Cash Flows Years Ended August 31 (Expressed in Canadian Dollars)
	2007	2006	2005

Operating Activities
Net loss for year	$(1,008,122)	$(359,187)	$(317,155)
Items not involving cash
Amortization	758	836	1,056
Oil and gas interests written-off	-	26,042	-
Mineral interests written-down	597,925	-	36,537
Stock-based compensation	207,250	73,265	105,062
Future income tax recovery	(45,755)	-	-

Changes in non-cash working capital
Amounts receivable	4,951	(6,309)	1,640
Prepaid expenses	16,006	7,985	(40,038)
Accounts payable and accrued liabilities	(2,695)	(3,878)	(70,239)

Cash Used in Operating Activities	(229,682)	(261,246)	(283,137)

Financing Activities
Shares issued for cash, net of issue costs	206,500	767,150	405,000
Share subscription received in advance	18,750	-	-

Cash Provided by Financing Activities	225,250	767,150	405,000

Investing Activities
Cash, exploration funds	-	-	48,996
Expenditures on mineral interests	(385,368)	(120,370)	(117,882)
Acquisition of oil and gas interests	(89,177)	(103,868)	(29,234)
Purchase of equipment	(870)	-	(371)

Cash Used in Investing Activities	(475,415)	(224,238)	(98,491)

Increase (Decrease) in Cash	(479,847)	281,666	23,372
Cash and Cash Equivalents, Beginning of Year	520,310	238,644	215,272

Cash and Cash Equivalents, End of Year	$40,463	$520,310	$238,644

Supplemental Cash Flow Information

Shares Issued for Mineral Property	$96,000	$129,500	$12,600

Other Cash Flow Information
Interest income	$11,806	$6,855	$5,581
Interest expense	$-	$-	$-
Income tax expense	$-	$-	$-

See notes to financial statements.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company is engaged in the exploration and development of mineral and oil and gas interests.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral and oil and gas interests are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the interests and upon future profitable production or proceeds from their disposition.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  The Company has incurred significant losses with an accumulated deficit of $4,778,334 (2006 - $3,770,212) and at August 31, 2007 has a working capital (an excess of current assets over current liabilities) of $67,787 (2006 - $530,481).  The Company’s ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to receive continued financial support, complete public equity financing or generate profitable operations in the future.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going-concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect the following policies.

(a)

Cash and equivalents

Cash and cash equivalents comprise cash and term deposits that are readily convertible to known amounts of cash within three months or less from the date of acquisition.

(b)

Mineral properties

The Company capitalizes all costs related to investments in mineral interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral interests are either developed, the property sold or the Company's mineral rights are allowed to lapse.

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

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Mineral properties (Continued)

From time to time the Company may acquire or dispose of a mineral interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.

(c)

Oil and gas interests

The Company uses the full cost method of accounting for oil and gas interests to determine the capitalized costs whereby all expenditures related to the acquisition, exploration and development of oil and gas interests are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs, tangible costs such as those for equipment, casing and attachments, and completion costs as well as re-completion costs on both productive and non-productive wells.

Oil and gas interests are carried at the lower of capitalized costs, less accumulated depletion and amortization, and estimated net recoverable amount, which is the undiscounted aggregate of estimated future net revenues of proven oil and gas reserves, less estimated costs to develop those reserves, future administrative and general expenses, financing costs, restoration costs and income taxes. The calculations are based on prices and cost estimates at August 31, 2007, as determined by the Company and independent engineers. The recovery of oil and gas interests is evaluated annually to estimate the remaining oil and gas reserves. Actual results could differ from those estimates.

(d)

Equipment

Equipment is stated at cost less accumulated amortization.  Amortization is provided on a declining-balance basis on office furniture and equipment at 20% or 30% per annum.  Additions during the year are amortized at one-half of the annual rates.

(e)

Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recorded as an expense in the period the option vests or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value, previously recognized, is transferred to capital stock.

Stock-based compensation is disclosed in note 9(g).

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Loss per share

Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year.  The Company uses the treasury stock method for calculating diluted loss per share.  However, diluted loss per share has not been presented as the effects of potential issuances of shares under options would be anti-dilutive and, therefore, basic and diluted loss per share are the same.  Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

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

(h)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral and oil and gas interests, determination of the variables used in the calculation of stock-based compensation and determining the future income tax valuation allowance.  While management believes the estimates used are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

(i)

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

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes, allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  The tax impact to the Company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future tax liability.

When flow-through expenditures are renounced, a portion of the future income tax assets that were not previously recognized, due to the recording of a valuation allowance, are recognized as a recovery of income taxes in the statement of operations.

3.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is exposed to credit risk with respect to its cash; however, this is minimized as cash is placed with major financial institutions.

(d)

Derivatives – mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices.  These rights are derivative instruments.  However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

4.

MINERAL INTERESTS

Expenditures incurred on the Company’s mineral properties during the years ended August 31, 2007 and 2006 are as follows:

		Set Ga
		Done	Naskeena		Atlin		Total

Balance, August 31, 2005	$		$-	$		$

Acquisition costs		-	122,000		7,500		129,500
Exploration costs
Field		12,873	414		46,900		60,187
Drilling		32,797	-		-		32,797
Geological		1,325	1,500		12,600		15,425
Bond		-	8,000		2,500		10,500
Trenching		-	-		9,896		9,896
Mapping		-	3,000		3,929		6,929
Consulting		2,850	-		-		2,850
Assay		2,593	-		-		2,593

Total additions during year		52,438	134,914		83,325		270,677

Balance, August 31, 2006		503,907	134,914		104,019		742,840

Acquisition costs		-	151,000		-		151,000
Exploration costs
Drilling		-	209,926		-		209,926
License		-	31,199		-		31,199
Geological		-	28,723		-		28,723
Trenching		-	22,677		-		22,677
Mapping		-	19,878		-		19,878
Field		-	9,360		8,605		17,965

Total additions during year		-	472,763		8,605		481,368

Mineral expenditure tax credits		-	(34,396)		(1,019)		(35,415)

Mineral interests written down		(503,907)	-		(94,018)		(597,925)

Balance, August 31, 2007		$-	$573,281		$17,587		$590,868

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

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(a)

Set Ga Done Property, Union of Myanmar (Continued)

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The 75% interest may be earned by expending approximately US $1,750,000 in exploration on the property over a three-year period and an additional US $1,000,000 on a feasibility study.  These expenditures will be shared equally between the Company and Leeward.  Once the interest has been earned, the Company and Leeward will each have a 37.5% interest in the property with the government of Myanmar holding a 25% carried interest.

During the 2005 fiscal year, the Company and Leeward, due to circumstances beyond their control, did not meet the minimum expenditure requirements of the second exploration year of the Set Ga Done agreement. The Government of Myanmar and the companies agreed verbally to extend the prospecting period.

On July 18, 2006, the Company and Leeward entered into a joint venture partnership agreement with Quad Energy SA (“Quad”) to option a 51% joint venture interest in the property.  Quad commenced a program to spend US $700,000 on exploration and development prior to January 7, 2008.  Once all funds are spent, the Company’s interest would be reduced to 18.4%.

On August 24, 2007, Quad gave notice that they could not secure financing for the joint venture and as a result were opting out of the joint venture agreement mentioned above.  The Company decided not to finance the project due to the political instability in the region and, accordingly, wrote-off $503,907 of exploration and acquisition expenditures.

(b)

Atlin Property, British Columbia

During the 2005 fiscal year, the Company was granted a first right of refusal to acquire the claims once it is satisfied of the value of proceeding further. The Company was required to provide $21,000 (paid) in exploration funds for exploration work on the property.  The Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 shares upon signing and approval of the TSX Venture Exchange (“TSX”) (issued), 50,000 shares after $50,000 in exploration expenditures on the property (subsequently issued), 50,000 shares after an additional $75,000 in exploration expenditures on the property and 50,000 shares after an additional $100,000 in exploration expenditures on the property. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period as follows: $50,000 by August 20, 2006 (incurred), a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008.  The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production.

During fiscal 2007, the Company, due to poor placer exploration results, abandoned the placer exploration program and, accordingly, wrote down the carrying value of the property by $94,018.  The remaining carrying value of the property, in management’s estimate, reflects the estimated net realizable value of the property as the Company is continuing to explore for other minerals.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Naskeena Group Property, British Columbia

The Company entered into an option agreement to acquire a 100% interest in three coal license applications covering lands in the Skeena Mining Division, located near Terrace, British Columbia.  To exercise its option, the Company must complete the following:

(i)

Cash payments aggregating $55,000, with $20,000 (paid) payable on execution of the agreement and $35,000 (paid) payable on regulatory approval;

(ii)

To incur $600,000 in exploration expenditures on the property as follows:

(a)

$100,000 on or before March 31, 2007 (incurred);

(b)

$200,000 on or before March 31, 2008;

(c)

$300,000 on or before March 31, 2009;

(iii)

To issue 2,000,000 common shares of the Company to the optionors as follows:

(a)

400,000 common shares on regulatory approval (issued and valued at $122,000);

(b)

400,000 common shares on or before April 21, 2007 (issued and valued at $96,000);

(c)

500,000 common shares on completion of a feasibility report; and

(d)

700,000 common shares upon placing the property into commercial production.

The optionor has retained a 2% royalty on the sale of coal or other products from the property.  The Company has the right to purchase one-half of the royalty by paying $500,000 to the optionor.

5.

REALIZATION OF ASSETS

The investment in and expenditures on mineral and oil and gas interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the interests or from the proceeds of disposal.

Although the Company has taken steps to verify the title to the mineral and oil and gas interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

6.

OIL AND GAS INTERESTS

(a)

Stewart Prospect, Texas

The Company acquired a 2.5% working interest (1.875% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas. The test well was plugged and abandoned and, accordingly, $26,042 in exploration costs has been written-off, leaving a carrying value of $5,410 in acquisition costs for the prospect at August 31, 2006. The current carrying value of the interest is $10,316 as at August 31, 2007.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

6.

OIL AND GAS INTERESTS (Continued)

(b)

Funk Prospect, Texas

The Company acquired a 5% working interest (0.725% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas.  The Company advanced $136,987 for its share of the estimated project costs to August 31, 2006.  No expenditures were incurred during 2007.

(c)

Harris #2 Prospect, Texas

The Company acquired a 2% interest in two drilling projects in Live Oaks County, Texas. The Company advanced $27,564 for its share of the estimated project costs to August 31, 2007.

(d)

Warrner 27-1 Prospect, North Dakota

The Company acquired a 1.5% back-in working interest after payout in a drilling test well on an oil and gas prospect located in Stark County, North Dakota.  The Company advanced $21,371 for its share of the estimated project costs to August 31, 2007.

7.

ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At August 31, 2007, the Company estimates that costs relating to future site restoration and abandonment based on work done to that date will be immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all property interests are still in the exploration stage.  Factors such as further exploration, inflation and changes in technology may materially change the cost estimate in the future.

The operations of the Company are complex and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on net loss cannot be determined at this time, it could be material for any future quarter and/or year.

8.

EQUIPMENT

		2007		2006
	Cost	Accumulated Amortization	Net	Net

Office furniture and equipment	$12,332	$9,409	$2,923	$2,811

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK

(a)

Authorized

Unlimited common shares without par value

(b)

Issued

	Number of
	Common Shares	Amount

Balance, August 31, 2005	15,138,755	$3,947,319
Issued for cash
Exercise of options	290,000	34,000
Exercise of warrants	595,000	71,400
Private placement	3,750,000	712,500
Issued for mineral interests	450,000	129,500
Share issue costs	-	(50,750)
Fair value of options exercised	-	32,335

Balance, August 31, 2006	20,223,755	4,876,304
Issued for cash
Exercise of options	75,000	10,000
Exercise of warrants	315,000	46,500
Private placement	100,000	15,000
Private placement - flow-through shares	900,000	135,000
Issued for mineral interests	400,000	96,000
Future income tax effect on flow through share renunciation	-	(45,755)
Fair value of options exercised	-	8,560

Balance, August 31, 2007	22,013,755	$5,141,609

(c)

Private placement

In January 2007, the Company closed a private placement as follows: 900,000 flow-through units at a price of $0.15 per unit, each unit comprised one common share and one warrant to buy one common share at $0.25 for two years; and 100,000 regular units for a unit price of $0.15 per unit, each unit comprised one common share and a two-year share purchase warrant to buy one common share at $0.25 each; for gross proceeds of $150,000.

In April 2006, the Company closed a private placement and issued 2,250,000 units at $0.25 per share for cash proceeds of $562,500. Each unit consisted of one common share and one share purchase warrant with each warrant exercisable to acquire one additional common share at a price of $0.35 per share to April 13, 2008.  The Company issued 225,000 agent’s options exercisable at $0.25 for two years from closing into units, each unit to acquire one common share and one share purchase warrant exercisable at $0.35 for two years from closing.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(c)

Private placement (Continued)

In October 2005, the Company closed a private placement and issued 1,500,000 units at $0.10 per share for cash proceeds of $150,000. Each unit consisted of one common share and one warrant with each warrant exercisable to acquire one additional common share at a price of $0.12 per share for a one-year period and $0.15 for a two-year period.

(d)

Income tax effect on flow-through share renouncements

In December 2006, the Company renounced $134,100 (2006 - $nil) of exploration expenditures under its flow-through share program, resulting in a $45,755 charge to capital stock as cost of share issuance and a future tax liability in the same amount.

(e)

Warrants

As at August 31, 2007, the Company has warrants outstanding for the purchase of a total of 4,065,000 common shares as follows:

		Outstanding				Outstanding
	Exercise	August 31,				August 31,
Expiry Date	Price	2006	Issued	Exercised	Expired	2007

December 20, 2006	$ 0.25	1,650,000	-	-	1,650,000	-
December 20, 2006	$ 0.25	850,000	-	-	850,000	-
October 28, 2006/2007	$ 0.12/$ 0.15	905,000	-	285,000	-	620,000
April 13, 2008	$ 0.35	2,250,000	-	-	-	2,250,000
April 13, 2008	$ 0.35	225,000	-	-	-	225,000
January 9, 2009	$ 0.25	-	1,000,000	30,000	-	970,000

		5,880,000	1,000,000	315,000	2,500,000	4,065,000

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(f)

Stock options

The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. As at August 31, 2007, there are 2,338,000 stock options vested and outstanding as follows:

		Outstanding				Outstanding
	Exercise	August 31,				August 31,
Expiry Date	Price	2006	Granted	Exercised	Forfeited	2007

April 13, 2008 *	$ 0.25	225,000	-	-	-	225,000
October 27, 2008	$ 0.15	300,000	-	-	25,000	275,000
September 29, 2009	$ 0.20	200,000	-	-	-	200,000
December 31, 2009	$ 0.20	75,000	-	25,000	-	50,000
September 1, 2010	$ 0.10	460,000	-	50,000	20,000	390,000
March 6, 2011	$ 0.13	100,000	-	-	-	100,000
March 9, 2011	$ 0.13	75,000	-	-	-	75,000
October 30, 2011	$ 0.17	-	100,000	-	-	100,000
January 24, 2012	$ 0.20	-	75,000	-	-	75,000
April 18, 2012	$ 0.25	-	848,000	-	-	848,000
		1,435,000	1,023,000	75,000	45,000	2,338,000

* Agent’s options

(g)

Stock-based compensation

Stock-based compensation in the amount of $207,250 (2006 - $73,265; 2005 – 105,062) has been recorded as an expense in the year ended August 31, 2007.  The stock-based compensation for the year would be allocated in the statements of operations and deficit as follows:

Consulting	$174,007
Administration	33,243

$207,250

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Risk-free interest rate	4.11%	3.94%	2.97%
Expected dividend yield	0	0	0
Expected stock price volatility	121%	125%	116%
Expected option life in years	3	3	3

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(g)

Stock-based compensation (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate.

(h)

Contributed surplus

	2007	2006

Contributed surplus, beginning of year	$277,101	$236,171
Stock based compensation	207,250	73,265
Stock options exercised during the year	(8,560)	(32,335)

Contributed surplus, end of year	$475,791	$277,101

(i)

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

(v)

150,000 shares - January 23, 2006 (released);

(vi)

150,000 shares - July 23, 2006 (released); and

(vii)

150,000 shares - January 23, 2007(released).

The number of shares held in escrow as at August 31, 2007 is nil (2006 - 150,000 common shares).

10.

RELATED PARTY TRANSACTIONS

(a)

The Company paid $48,000 (2006 - $48,000; 2005 - $48,000) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $6,320 (2006 - $6,809; 2005 - $7,613) for office rent to a company controlled by the president. The Company paid $18,000 (2006 - $16,000; 2005 - $12,000) to a company controlled by an officer of the Company for consulting.

(b)

The president of the Company is a member, as to a 25% interest, in the optionor of the Naskeena Group Property (note 4(c)).

(c)

As at August 31, 2007, directors and officers of the Company exercised options to acquire 25,000 (2006 - 290,000) shares for proceeds of $5,000 (2006 - $34,000).

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

(d)

As at August 31, 2007, directors and officers of the Company acquired an aggregate of 540,000 units (2006 - 350,000) of the private placement referred to in note 9(c) for proceeds of $81,000 (2006 - $35,000).

11.

INCOME TAXES

As at August 31, 2007, the Company has non-capital losses of approximately $1,043,000 that may be applied against future income for Canadian income tax purposes.  The potential future tax benefits of these losses have not been recorded in these financial statements.  The losses expire as follows:

2008	$79,000
2009	3,000
2010	35,000
2014	226,000
2015	175,000
2026	268,000
2027	257,000

$1,043,000

The Company also has $338,549 of capital losses that may be applied against future capital gains for Canadian income tax purposes.  The capital losses are without expiry.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006	2005

	34.12%	34.12%	35.62%

Income tax benefit computed at Canadian statutory rates	$359,583	$122,555	$112,971
Temporary differences not recognized in year	(28,874)	3,178	364
Permanent differences incurred in year	(243,005)	(51,473)	(50,247)
Effect of flow-through share renunciation	45,755	-	-
Unrecognized tax losses	(87,704)	(74,260)	(63,088)

Income tax recovery	$45,755	$-	$-

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

11.

INCOME TAXES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006

Future income tax assets
Tax value in excess of book value of mineral interests	$308,975	$159,911
Non-capital losses carried forward	355,876	306,580
Capital losses carried forward	57,756	57,756

Valuation allowance for future income tax assets	(722,607)	(524,247)

Future income tax assets, net	$-	$-

12.

SEGMENTED DISCLOSURE

The Company has two operating segments, being the exploration and development of mineral interests, and investment in oil and gas interests.  The expenditures incurred on mineral and oil and gas interests by geographic location are as follows:

	2007
	Canada	Union of Myanmar	United States	Total

Mineral interest	$590,868	$-	$-	$590,868
Oil and gas interests	-	-	196,238	196,238
Equipment	2,923	-	-	2,923

	$593,791	$-	$196,238	$790,029

	2006
	Canada	Union of Myanmar	United States	Total

Mineral interests	$238,933	$503,907	$-	$742,840
Oil and gas interests	-	-	107,061	107,061
Equipment	2,811	-	-	2,811

	$241,744	$503,907	$107,061	$852,712

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP)

(a)

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized (note 4).  Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the Securities and Exchange Commission (“SEC”) Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

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

(b)

Recent accounting pronouncements

(i)

In early July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return. The new standard will require several new disclosures in annual financial statements, including: (a) the income statement classification of income tax-related interest and penalties; and (b) a reconciliation of the total amount of unrecognized tax benefits. The effective date of this standard is fiscal years beginning after December 15, 2006.

(ii)

In December 2004, the FASB issued Statement No. 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment”, which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25.  SFAS 123(R) is effective for all annual periods beginning after June 15, 2005.  In March 2005, the SEC issued Staff Accounting Bulletin No. 107 relating to the adoption of SFAS 123(R). This standard did not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (Continued)

(b)

Recent accounting pronouncements (Continued)

(iii)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

(iv)

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 provides guidance for using fair value to measure assets and liabilities.  It clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including adjustment for risk, not just the company’s mark-to-model value.  SFAS No. 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data.  Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.   SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

(v)

On February 15, 2007, the FASB issued SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of the adoption of SFAS No. 159.

(vi)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”).  The interpretations in this bulletin express the staff’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet.  SAB 108 is not expected to have a material impact on the Company’s financial statements.

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders’ equity

	2007	2006

Total assets for Canadian GAAP	$890,928	$1,419,000
Adjustments to US GAAP - deferred expenditures	(310,368)	(586,329)

Total assets for US GAAP	$580,560	$832,671

Total liabilities for Canadian and US GAAP	$33,112	$35,807

Total equity for Canadian GAAP	857,816	1,383,193
Adjustments to US GAAP	(310,368)	(586,329)

Total equity for US GAAP	547,448	796,864

Total equity and liabilities for US GAAP	$580,560	$832,671

(d)

Reconciliation of loss reported in Canadian GAAP and US GAAP

	2007	2006	2005

Statements of operations for years
ended August 31
Reconciliation of net loss from
Canadian GAAP to US GAAP
Net loss per Canadian GAAP	$(1,008,122)	$(359,187)	$(317,155)
Exploration and development costs, net	(294,953)	(141,177)	(112,882)

Net loss per US GAAP	$(1,303,075)	$(500,364)	$(430,037)

Loss per share in accordance with
Canadian GAAP	$(0.05)	$(0.02)	$(0.02)
Total differences	(0.01)	(0.01)	(0.01)

Loss per share in accordance with
US GAAP	$(0.06)	$(0.03)	$(0.03)

Weighted average number of common
shares outstanding	21,238,782	17,754,248	14,242,207

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (Continued)

(e)

Comprehensive loss

Years ended August 31	2007	2006	2005

Net loss per US GAAP	$(1,303,075)	$(500,364)	$(430,037)
Other comprehensive income	-	-	-

Comprehensive loss per US GAAP	$(1,303,075)	$(500,364)	$(430,037)

(f)

Statements of cash flows

Years ended August 31	2007	2006	2005

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(229,682)	$(261,246)	$(283,137)
Adjustments to net loss involving use of cash
Expenditures on mineral interests	(294,953)	(141,177)	(112,882)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(524,635)	(402,423)	(396,019)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(475,415)	(224,238)	(98,491)
Reclassification of expenditures on mineral property interests	294,953	141,177	112,882

Net cash provided by (used in) investing activities continuing operations in accordance with US GAAP	(180,462)	(83,061)	14,391

Net cash flows provided by financing activities continuing operations in accordance with Canadian and US GAAP	225,250	767,150	405,000

Net increase (decrease) in cash in accordance with Canadian and US GAAP	(479,847)	281,666	23,371
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	520,310	238,644	215,272

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$40,463	$520,310	$238,644

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2007 and 2006

(Expressed in Canadian Dollars)

14.

SUBSEQUENT EVENTS

(a)

On September 10, 2007, the Company issued 10,000 common shares on the exercise of share purchase warrants for gross proceeds of $2,500 and 425,000 common shares on the exercise of stock options for gross proceeds of $53,750.  Of the $53,750 in proceeds received for options exercised, $18,750 was received before August 31, 2007 and included as subscriptions received.

(b)

On September 18, 2007, the Company issued 20,000 common shares on the exercise of share purchase warrants for gross proceeds of $3,000.

(c)

On October 11, 2007, the Company issued 200,000 common shares to directors of the Company on the exercise of share purchase warrants for gross proceeds of $25,000.  The Company also issued 450,000 common shares to a member of the immediate family of a director on the exercise of share purchase warrants for gross proceeds of $67,500.

(d)

On October 15, 2007, the Company granted incentive stock options under the Company's stock option plan to directors and officers of the Company to purchase an aggregate of 775,000 shares.  The options are exercisable for a period of five years at a price of $0.185 per share and are subject to the policies of the TSX.

(e)

On October 28, 2007, a total of 150,000 warrants expired, as they were not exercised by warrant holders.

(f)

On November 30, 2007, the Company acquired the Kshish Molybdenum property near Terrace, British Columbia.  The terms of the acquisition call for cash payment of $25,000 and the issuance of up to 500,000 common shares over time and bonus of 300,000 common shares if the Kshish Molybdenum property goes into production.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

Registrant

Dated: February 29, 2008	Signed: /s/ Robert L. Card
Robert L. Card President and Director

#