Form 20-F/A
period 2006-08-31
JET GOLD CORP
filed 2008-04-17
CIK 1318596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #2

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

Index to Exhibits on Page 65

JET GOLD CORP.

FORM 20-F/A ANNUAL REPORT

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

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and the Standards of the Public Company Accounting Oversight Board (United States). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

January 2007		$1.19	$1.16	$1.19
December 2006		1.17	1.14	1.17
November 2006		1.15	1.13	1.14
October 2006		1.14	1.12	1.12
September 2006		1.13	1.11	1.12
August 2006		1.13	1.11	1.11

Quarter Ended 11/30/2006	$1.12	$1.14	$1.11	$1.14
Quarter Ended 11/30/2005	1.17	1.20	1.16	1.17

Fiscal Year Ended 8/31/2006	$1.14	$1.18	$1.10	$1.11
Fiscal Year Ended 8/31/2005	1.23	1.26	1.19	1.19
Fiscal Year Ended 8/31/2004	1.30	1.39	1.27	1.31
Fiscal Year Ended 8/31/2003	1.45	1.59	1.33	1.39
Fiscal Year Ended 8/31/2002	1.57	1.61	1.51	1.56

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

Size and Location

The project consists of 3 coal tenures totaling 45 square km located in the Skeena Mining Division in Northwest British Columbia. The 3 tenures were granted to Alex Burton by the Province of British Columbia on August 31, 2006. The tenures are held in trust by Alex Burton for the Black Diamond Prospecting Syndicate, of which he is a member.

Tenure Number	Tenure Type	Map Number	Mining Division	Hectares

417512	Coal	103I096	Skeena	1485.0
417513	Coal	103I096	Skeena	1486.0
417514	Coal	103I086	Skeena	1486.0

In order to maintain the mineral tenures in good standing, British Columbia requires minimum exploration expenditures or, in lieu of exploration expenditures, direct cash payments to the Province. The required exploration expenditures have been met, and the tenures are in good standing.

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

In order to maintain the mineral claims in good standing, British Columbia requires minimum exploration expenditures or, in lieu of exploration expenditures, direct cash payments to the Province. The required exploration expenditures have been met, and the claims are in good standing.

Stewart Oil and Gas prospect, Texas

The Company has elected to participate in a 2 ½% working interest (1.875% net revenue interest) in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas. The Company paid $29,234 for its share of the estimated project costs in 2005. Horizon Industries Ltd. is the operator of the Stewart prospect.

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

Funk Oil and Gas prospect, Texas

The company has elected to participate in a 5% working interest (0.725% net revenue interest) in a drilling program for natural gas in the Funk prospect located in Goliad County, Texas. The prospect is comprised of two tracts of 240 acres and 160 areas in an area of current natural gas production. Horizon Industries is the Operator of the project.

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

Subsequent to the year-end, in January 2007, Horizon Industries completed the drilling, logging and core sampling of the Horizon Funk No. 2 well which was drilled to a total depth of 6,060 feet. The target zone of the Yegua formation was intersected from a depth of 5,580 feet to 5,680 feet A secondary zone in the Cook Mountain formation was intersected from 5,820 feet to 5,840 feet. Two net pay zones were also intersected in the Frio formation of 22 feet and 8 feet starting at 3,121 feet. The operator perforated the secondary pay zone in the Cook Mountain formation over 6 feet from 5,823 to 5,829 feet, and the Yegua formation was also perforated, both with limited success. Therefore, the decision was made to place the Frio zone into production and return to the deeper zones at a later date. The lowermost Frio zone was perforated and put into production in September 2007 on a 9/64ths choke. The well currently has a stable flow rate of approximately 200 MCF per day.

In addition to the Funk #1 and #2 wells drilled by Horizon, there are two existing shut-in wells on the prospect which have been tested for production tie-in. Horizon has also identified 6 additional prospective well locations on the prospect, and plans to drill 4 wells during calendar 2007.

The Company paid $101,650 for its share of project costs to August 31, 2006, and subsequent to the year-end, advanced an additional $18,863 ($120,513 total to date) to cover its share of anticipated project costs.

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

__________________________________________________  ___________________________

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

November 30, 2006

7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: 604.688.4675 Telephone: 604.687.1231 Web: SmytheRatcliffe.com

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street

Vancouver, B.C.  V6C 1X8

Tel:   (604) 685-8646

Fax:  (604) 684-6334

AUDITOR’S REPORT

TO THE SHAREHOLDERS OF JET GOLD CORP.

I have audited and the statements of operations and deficit and cash flows of Jet Gold Corp. for the year ended August 31, 2004. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(c)

Reconciliation of total assets, liabilities and shareholders’ equity

	2006	2005

Total assets for Canadian GAAP	$1,419,000	$791,343
Adjustments to US GAAP - deferred expenditures	(586,329)	(445,152)

Total assets for US GAAP	$832,671	$346,191

Total liabilities for Canadian GAAP	$35,807	$18,878
Total liabilities for US GAAP	35,807	18,878

Total equity for Canadian GAAP	1,383,193	772,465
Adjustments to US GAAP	(586,329)	(445,152)

Total equity for US GAAP	796,864	327,313

Total equity and liabilities for US GAAP	$832,671	$346,191

(d)

Reconciliation of loss reported in Canadian GAAP and US GAAP

	2006	2005	2004

Statements of operations for years
ended August 31
Reconciliation of net loss from
Canadian GAAP to US GAAP
Net loss per Canadian GAAP	$(359,187)	$(317,155)	$(466,899)
Exploration and development costs, net	(141,177)	(112,882)	(351,207)

Net loss per US GAAP	$(500,364)	$(430,037)	$(818,106)

Net loss per share in accordance with
Canadian GAAP	$ (0.02)	$ (0.02)	$ (0.04)
Total differences	(0.01)	(0.01)	(0.04)

Net loss per share in accordance
with US GAAP	$ (0.03)	$ (0.03)	$ (0.08)

Weighted average number of common
shares outstanding	17,754,248	14,242,207	10,549,320

JET GOLD CORP.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended August 31, 2006 and 2005

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(e)

Comprehensive loss

Years ended August 31	2006	2005	2004

Net loss per US GAAP	$(500,364)	$(430,037)	$(818,106)
Other comprehensive income (loss)	0	0	0

Comprehensive loss per US GAAP	$(500,364)	$(430,037)	$(818,106)

(f)

Statements of cash flows

Years ended August 31	2006	2005	2004

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(261,246)	$(283,137)	$(159,225)
Adjustments to net loss involving use of cash
Write-off expenditures on mineral interests	(141,177)	(112,882)	(401,075)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(402,423)	(396,019)	(560,300)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(224,238)	(98,491)	(454,151)
Reclassification of expenditures on mineral interests	141,177	112,882	401,075

Net cash from (used in) investing activities continuing operations in accordance with US GAAP	(83,061)	14,391	(53,076)

Net cash flows from financing activities continuing operations in accordance with Canadian and US GAAP	767,150	405,000	610,438

Net increase in cash in accordance with Canadian and US GAAP	281,666	23,372	(2,938)
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	238,644	215,272	218,210

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$520,310	$238,644	$215,272

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

Jet Gold Corp.

Registrant

Dated: April 17, 2008	Signed: /s/ Robert L. Card
Robert L. Card President and Director

#